       , 2005
Dear Dean Foods Stockholder:
          I am pleased to inform you that our Board of Directors has approved the distribution of the common stock of TreeHouse Foods, Inc., our indirect, majority-owned subsidiary, to our stockholders. At the time of the distribution, TreeHouse will own the business currently conducted by our Specialty Foods Group segment, in addition to the Mocha Mix® non-dairy liquid creamer and Second Nature® liquid egg substitute businesses currently conducted by our WhiteWave Foods segment and the foodservice salad dressings businesses currently conducted by our Dairy Group and WhiteWave Foods segments. The distribution will create an independent, publicly traded private label and regionally branded food manufacturing company with approximately 1,800 employees and estimated 2005 net sales of approximately $700 million.
          On January 27, 2005, we engaged an experienced and proven management team headed by Sam K. Reed, former CEO of Keebler Foods Company, to lead TreeHouse as an independent public company. In conjunction with their employment, the new management team purchased approximately 1.7% of the outstanding common stock of TreeHouse for an aggregate purchase price of $10.0 million. Following the distribution, this management team will own approximately 1.7% of the TreeHouse common stock, excluding certain awards of restricted stock, stock options and restricted stock units that they will be entitled to receive shortly after the distribution, as more fully described in the enclosed information statement. Dean Foods and its subsidiaries will not own any TreeHouse common stock following the distribution.
          We have received a ruling from the U.S. Internal Revenue Service that the distribution of TreeHouse stock will not be taxable to us or our stockholders for U.S. federal income tax purposes. The distribution of TreeHouse’s stock is scheduled to occur on June 27, 2005. If you hold Dean Foods common stock at 5:00 p.m., New York City time, on June 20, 2005, which is the record date for the distribution, you will receive a dividend of one share of TreeHouse common stock for every five shares of Dean Foods common stock that you hold on that date. The dividend will be made in book-entry form. A book-entry account statement reflecting your ownership of shares of common stock of TreeHouse will be mailed to you, or your brokerage account will be credited with the shares, on or about June 27, 2005. You will not receive a stock certificate representing your interest in TreeHouse unless you request one from The Bank of New York Company, Inc. in its capacity as transfer agent for TreeHouse after the distribution date. You are not required to take any other action to receive your TreeHouse common stock.
          The distribution of TreeHouse will provide both Dean Foods and TreeHouse with exciting opportunities and benefits. The distribution will allow us to concentrate our resources on our dairy and branded products businesses and will allow TreeHouse to focus its attention and resources on expanding the TreeHouse product platform.
          Following the distribution, our common stock will continue to trade on the New York Stock Exchange under the symbol “DF.” TreeHouse’s common stock has been approved for listing on the New York Stock Exchange under the symbol “THS.”

          The enclosed information statement, which is being mailed to all Dean Foods stockholders, describes the distribution in detail and contains important information about TreeHouse, including financial statements.
          We look forward to your continued support as a stockholder in both Dean Foods and TreeHouse.

Sincerely,

Gregg L. Engles
Chairman of the Board and Chief Executive Officer
Dean Foods Company

       , 2005
Dear TreeHouse Foods, Inc. Shareholder:
          Welcome to our new company! Although “new”, we are a private label food manufacturer whose roots trace back to the founding of Alart and McGuire Company in 1862. Since that date, we have grown to approximately $700 million in estimated 2005 net sales in pickles, non-dairy powdered creamer and other shelf stable and refrigerated products. As a standalone entity, TreeHouse will be focused primarily on private label, regionally branded and industrial products in the retail grocery and foodservice channels.
          We are well positioned for profitable growth in our core pickle product and non-dairy powdered creamer categories in both the retail grocery and foodservice channels of distribution. Our shelf stable products business offers an excellent platform upon which to build future growth. We expect that this growth will be fueled by a combination of product, quality, value and service that fulfills our customers’ needs and is tailored to their business systems.
          We expect to grow through both internal development and acquisition. In doing so, we intend to expand the core platform into complementary dry grocery product categories. We will also consider new distribution systems, such as frozen and refrigerated. Additionally, our non-dairy powdered creamer business has an important and growing presence in the industrial market.
          Our strategy is based upon the following propositions:

•	Private label food and beverage is a $38 billion sector that has grown at approximately twice the pace of branded products over the past six years.

•	Foodservice channels now account for approximately 50% of total food industry sales and continue to gain share from grocery and other retail channels.

•	Consumer needs and customer demands for improved quality, value, availability and service should favor private label food manufacturers with low cost production, a responsive supply chain, a trusted reputation and excellent execution.

•	The fragmented private label and foodservice manufacturing industries should continue to consolidate, as greater scale and national distribution are required to compete.
          We believe that TreeHouse is ideally suited to address the challenges and seize the opportunities posed by these long-term trends and strategic developments. Our mission will be to create superior value for our customers, their consumers and you, our shareholder, through a combination of superb quality, service, innovation and execution.
          TreeHouse will include approximately 1,800 employees based in 11 manufacturing facilities dedicated solely to our new business. The Company will maintain its principal business operations in Green Bay, Wisconsin and establish its corporate headquarters in the Chicago, Illinois area. The opportunity to pursue their own destiny as an independent company has greatly energized our experienced and dedicated workforce, who are determined to merit the Company’s motto — “Supplier of Choice” — with every customer we serve. The skill and loyalty of these employees, many of whom we expect to be your fellow shareholders, are the foundation upon which we will build the promising future of TreeHouse.

          Our common stock has been approved for listing on the New York Stock Exchange under the symbol “THS”. We expect that the distribution will be completed on June 27, 2005 and that your new stock will begin trading on June 28, 2005.
          All of us, at TreeHouse, both old and new, invite you to learn more about our new company by reading the enclosed information statement. We look forward to updating you on our progress as we pursue our corporate vision and mission. We would like to thank you in advance for your support as a stockholder in TreeHouse.

Sincerely,

Sam K. Reed
Chairman of the Board and Chief Executive Officer

Subject to Completion dated June 14, 2005
INFORMATION STATEMENT
Common Stock
($0.01 Par Value Per Share)
          We are providing this information statement to you as a stockholder of Dean Foods Company, which we refer to as “Dean Foods.” We are currently an indirect, majority-owned subsidiary of Dean Foods. The Board of Directors of Dean Foods has authorized the distribution of all of the shares of our common stock held by Dean Foods to its stockholders by means of a share dividend. These shares represent approximately 98.3% of our outstanding common stock. The remaining approximately 1.7% of our common stock is held by our senior management team, Sam K. Reed, David B. Vermylen, E. Nichol McCully, Thomas E. O’Neill and Harry J. Walsh. We refer to these individuals as the “management investors.” This amount excludes certain awards of restricted stock, stock options and restricted stock units that the management investors will be entitled to receive shortly after the distribution. See “Executive Compensation.” Immediately prior to the distribution, Dean Foods will transfer to us the business currently conducted by its Specialty Foods Group segment, in addition to its Mocha Mix®, Second Nature® and foodservice salad dressings businesses. Dean Foods and its subsidiaries will not own any of our shares following the distribution, and we will be an independent public company. See “The Distribution.”
          Dean Foods has received a ruling from the U.S. Internal Revenue Service, which we refer to as the “IRS”, that the distribution of our common stock will not be taxable to Dean Foods or Dean Foods’ stockholders for U.S. federal income tax purposes.
          We expect that the distribution will be made on or about June 27, 2005. The record date for the distribution is June 20, 2005. For every five shares of Dean Foods common stock held by you as of 5:00 p.m., New York City time, on the record date, you will receive one share of our common stock. If as a result of the foregoing ratio you would be entitled to a fraction of a share of our common stock, you will receive cash in lieu of a fractional share interest, which generally will be taxable. See “The Distribution — Material U.S. Federal Income Tax Consequences of the Distribution.” Each share of our common stock also will be accompanied by the right to receive one share of Series A Junior Participating Preferred Stock, which we refer to as a “preferred stock purchase right.” You do not have to vote or take any other action to receive your shares of our common stock or your preferred stock purchase right. You will not be required to surrender your Dean Foods shares or to pay anything, other than any taxes due in respect of cash received in lieu of fractional share interests.
          Our shares will be distributed by book entry, which means that a book-entry account statement reflecting your ownership of whole shares of our common stock will be mailed to you, or your brokerage account will be credited for the shares, on or about June 27, 2005. The number of Dean Foods shares that you own will not change as a result of the distribution.
          There is no current trading market for our common stock. However, a “when-issued” trading market likely will develop prior to completion of the distribution. Our common stock has been approved for listing on the New York Stock Exchange under the symbol “THS.” See “The Distribution — Listing and Trading of Our Common Stock.”
          In reviewing this information statement and evaluating the benefits and risks of holding or disposing of the shares of our common stock you will receive in the distribution, you should carefully consider the risk factors beginning on page 10 of this information statement.
          No stockholder approval of the distribution of our common stock is required or sought. We are not asking you for a proxy and you are requested not to send us a proxy.
          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.
          This information statement is not an offer to sell, or a solicitation of an offer to buy, any securities.
The date of this information statement is          , 2005.

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SUMMARY
          The following summary contains certain information from this information statement. It does not contain all the details concerning the distribution of our common stock. To better understand the distribution and our business and financial position, you should carefully review this entire information statement.
          We are a newly formed entity that will have no business operations until the distribution. All of the historical assets, liabilities, sales, expenses, income, cash flows, products, businesses and activities of our business that we describe in this information statement as “ours” are in fact the historical assets, liabilities, sales, expenses, income, cash flows, products, businesses and activities of the businesses to be transferred to us by Dean Foods in connection with the distribution. References in this information statement to “TreeHouse,” “we,” “our” and “us” mean TreeHouse Foods, Inc. and its subsidiaries on a pro forma basis as if the distribution has already been completed. References in this information statement to “Dean Foods” mean Dean Foods Company and its subsidiaries, other than TreeHouse, unless the context otherwise requires. Our historical financial results as part of Dean Foods contained in this information statement will not reflect our financial results in the future as an independent company or what our financial results would have been had we been operated as a separate, independent company during the periods presented.
          Following the distribution, we will be an independent public company and Dean Foods will have no continuing stock ownership in us.
Our Company
          We are a food manufacturer servicing primarily the retail grocery and foodservice channels. Our products include pickles and related products, such as peppers and relishes; non-dairy powdered creamer used as coffee creamer and as an ingredient in certain other food products; and other food products, such as aseptic cheese sauces and puddings. We manufacture and sell:

•	private label products to retailers, such as supermarkets and mass merchandisers, for resale under the retailers’ own or controlled labels;

•	private label and branded products to the foodservice industry, including foodservice distributors and national restaurant operators;

•	branded products under our own proprietary brands, primarily on a regional basis to retailers; and

•	products to our industrial customer base, including for repackaging in portion control packages and for use as an ingredient by other food manufacturers.
          We believe we are the largest manufacturer of pickles and non-dairy powdered creamer in the United States based upon total sales volumes. We also are the leading retail supplier of private label pickles and private label non-dairy powdered creamer in the United States. In 2004, private label products, which compete with branded products on the basis of equivalent quality at a lower price, represented approximately one-third of all pickle products and approximately one-half of all non-dairy powdered creamer sold in the retail grocery channel in the United States.
          We sell our products primarily to the retail grocery and foodservice channels. For the year ended December 31, 2004, sales to the retail grocery and foodservice channels represented approximately 50% and 30%, respectively, of our combined net sales. The remaining approximately 20% represented sales to other food manufacturers. A majority of our sales are private label products.
          Our business has two reportable segments: pickles and non-dairy powdered creamer. We also manufacture and sell other food products, as described more fully below.

          In 2004, approximately 49% of our combined net sales were in our pickles segment and approximately 35% were in our non-dairy powdered creamer segment. The remaining approximately 16% were attributable to sales of our other food products.
          Pickles. We produce pickles, peppers, relishes and related products at six of our production facilities. Our products include whole pickles, sliced pickles, pickle relish, peppers and other products in a variety of flavor formulations. We supply private label pickles to supermarkets and mass merchandisers across the United States. We also sell pickle products to foodservice customers, including relish and hamburger pickle slices. In addition, we sell pickle products under our own brands, including Farmans®, Nalley’s®, Peter Piper® and SteinfeldTM, that have a regional following in certain areas of the country. Our pickles segment also sells sauces and syrups to retail grocers in the Eastern, Midwestern and Southeastern United States under our proprietary Bennett’s®, Hoffman House® and Roddenberry’s® Northwoods® brand names.
          Non-Dairy Powdered Creamer. We produce non-dairy powdered creamer at three of our production facilities. Non-dairy powdered creamer is primarily used as coffee creamer or whitener. It is also used as an ingredient in baking, beverage and gravy mixes and similar products. We sell non-dairy powdered creamer under private labels and under our proprietary Cremora® brand to the retail grocery and foodservice markets. We also sell non-dairy powdered creamer to our industrial customer base for repackaging in portion control packages and for use as an ingredient by other food manufacturers.
          Other Food Products. We also produce aseptic cheese sauces and puddings for the foodservice market. Aseptic cheese sauces and puddings are processed under heat and pressure in a sterile environment, creating a product that does not require refrigeration prior to use. We have one production facility devoted to the manufacture of aseptic products.
          Other food products that we manufacture and sell include Mocha Mix®, a non-dairy liquid creamer, Second Nature®, a liquid egg substitute, and salad dressings sold in foodservice channels. All of these products are refrigerated and historically have been manufactured by Dean Foods at three separate production facilities. In connection with the distribution, production of these items will be transitioned into a single production facility that will be transferred to us. Mocha Mix® and Second Nature® are branded products sold to retail customers.
          Most of our products have long shelf lives and are shipped from our production facilities directly to customers or to our distribution centers, where products are consolidated for shipment to customers.
          See “Our Business and Properties — Our Products” for a detailed description of our reportable segments and other food products.
          We were incorporated under the laws of the State of Delaware on January 25, 2005. After the distribution, our principal executive offices will be located at 1333 Butterfield Road, Suite 490, Downers Grove, Illinois 60515 and our telephone number will be (630) 512-0592. We will maintain a website at www.treehousefoods.com. We will post on this site all reports we file with the SEC and our key corporate governance documents, including our board committee charters, our corporate governance guidelines and our code of business conduct and ethics, as well as all reports our executive officers file with the SEC under Section 16 of the Securities Exchange Act of 1934, as amended. Information on our website is not, however, a part of this information statement.
          The distribution of shares of our common stock will be effective on the distribution date. No vote of the stockholders of Dean Foods is required to approve the distribution.
Questions and Answers about TreeHouse and the Distribution

What is TreeHouse?	We are a food manufacturing company servicing primarily the retail grocery and foodservice channels. Our products include pickles, non-dairy powdered creamer and other food products.

For more information on our business and products, see “Our Business and Properties.”

Why is Dean Foods separating our business and distributing our stock?	The Board of Directors of Dean Foods has determined that the separation of our business from Dean Foods is in the best interests of Dean Foods and its stockholders and will provide each company with certain opportunities and benefits. For example, the planned separation has already enabled us to attract a senior management team, led by Sam K. Reed, to manage TreeHouse as an independent public company after the distribution. In addition, the separation will allow us to develop incentive programs to better attract and retain current and future employees through the use of stock-based and performance-based incentive plans that more directly link their compensation with our financial performance. Moreover, we anticipate that our only outstanding long-term debt at the time of the distribution will be our capital lease obligations and borrowings necessary to pay the transaction-related expenses associated with the distribution, and we expect to have sufficient financing capacity for rapid growth. We also will be able to invest any excess cash flow from our business into the growth of our own business, and we will have direct access to the capital markets. In addition, the separation will allow each company to better focus its resources on its own distinct businesses and business challenges so that each can pursue the most appropriate long-term growth opportunities and business strategies. See “The Distribution — Background and Reasons for the Distribution.”

How will the separation and distribution work?	The separation and distribution will be accomplished through a series of transactions. First, the assets and liabilities of Dean Foods’ Specialty Foods Group, Mocha Mix®, Second Nature® and foodservice salad dressings businesses will be transferred to us. Then, our common stock held by Dean Foods will be distributed to Dean Foods stockholders on a pro rata basis as a dividend.

Why is the separation of TreeHouse and Dean Foods structured as a distribution?	Dean Foods’ Board of Directors believes that a tax-free distribution of shares of TreeHouse offers Dean Foods and its stockholders the greatest long-term value and is the most tax efficient way to separate the companies.

What indebtedness will TreeHouse have immediately after the distribution?	At the time of the distribution, we do not anticipate having any long-term debt outstanding other than capital lease obligations and borrowings necessary to pay the transaction-related expenses associated with the distribution. We expect to enter into a $400 million unsecured revolving credit facility with a group of major financial institutions to provide for both our short-term and long-term financing needs. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.” In the future, we may enter into additional financing arrangements and/or raise capital through debt and/or equity issuances.

What will our relationship be with Dean Foods after the distribution?	Dean Foods and TreeHouse will be independent, publicly owned companies. However, Gregg L. Engles, Chief Executive Officer and Chairman of the Board of Dean Foods, is one of our seven directors and may have influence over the activity of our Board of Directors. In addition, we will enter into certain agreements with Dean Foods to define our ongoing relationship after the distribution. These agreements will define responsibility for obligations arising before and after the distribution date, including tax matters, transition services (including employee benefits administration and payroll, information technology and other administrative services), trademark licenses, shared customer and supply contracts, and arrangements concerning certain of our production facilities. For additional information, see “Our Relationship with Dean Foods After the Distribution.”

How will we be managed?	Sam K. Reed is Chairman of our Board of Directors and Chief Executive Officer. He has over 31 years of experience in the food manufacturing industry. He is supported by an experienced management team that includes David B. Vermylen, President and Chief Operating Officer, E. Nichol McCully, Senior Vice President and Chief Financial Officer, Thomas E. O’Neill, Senior Vice President, General Counsel and Chief Administrative Officer, and Harry J. Walsh, Senior Vice President of Operations. We refer to these individuals as the “management investors.” Our Board of Directors consists of seven members (including our Chief Executive Officer and Mr. Engles, Chief Executive Officer and Chairman of the Board of Dean Foods), a majority of whom are independent. For more information, see “Management.”

When will the distribution occur?	We expect that Dean Foods will distribute the shares of our common stock that it owns on June 27, 2005 to holders of record of Dean Foods common stock on the record date.

What is the record date for the distribution?	June 20, 2005.

Can Dean Foods decide to cancel the distribution even if all the conditions have been met?	Yes. The distribution is conditioned upon satisfaction or waiver of certain conditions. See “The Distribution — Distribution Conditions.” Dean Foods has the right to terminate the distribution agreement even if all of these conditions are met. However, if Dean Foods exercises its right to terminate the distribution agreement, Dean Foods may be required to pay certain termination fees and/or repurchase the TreeHouse common stock from the management investors pursuant to the stockholders agreement. See “Our Relationship with Dean Foods After the Distribution — Stockholders Agreement.” In addition, if Dean Foods causes us to terminate the employment agreements of the management investors under such circumstances, we will be required to pay severance to the management investors pursuant to the terms of their employment agreements. See “Executive Compensation — Employment Agreements — General.”

What do I have to do to participate in the distribution?	Nothing. You are not required to take any action to receive our common stock in the distribution. No vote by the Dean Foods stockholders is needed to effect the distribution. If you own shares of Dean Foods common stock as of 5:00 p.m., New York City time, on the record date, a book-entry account statement reflecting your ownership of our shares of common stock will be mailed to you, or your brokerage account will be credited for the shares, on or about June 27, 2005. You should not mail in Dean Foods common stock certificates to receive our common stock.

How many shares of common stock will I receive?	Dean Foods will distribute one share of our common stock for every five shares of Dean Foods common stock you own as of 5:00 p.m., New York City time, on the record date. For example, if you own 100 shares of Dean Foods common stock on the record date, you will receive 20 shares of our common stock in the distribution. Based on approximately 151,200,000 shares of Dean Foods common stock outstanding on June 10, 2005, and the distribution ratio for the distribution, Dean Foods will distribute a total of approximately 30,240,000 shares of our common stock.

Delivery of a share of our common stock in connection with the distribution also will constitute the delivery of the preferred stock purchase right associated with the share. The existence of the preferred stock purchase rights may deter a potential acquiror from making a hostile takeover proposal or a tender offer. For a more detailed discussion of these rights, see “Description of Our Capital Stock — Rights Agreement.”

Will Dean Foods distribute fractional shares?	No. In lieu of fractional shares of our common stock, stockholders of Dean Foods will receive cash. Fractional shares you would otherwise be entitled to receive will be aggregated and sold in the public market by the distribution agent. The aggregate net cash proceeds of these sales will be distributed ratably to those stockholders who would otherwise have received fractional shares of our common stock in accordance with their fractional share interests. If you own fewer than five shares of Dean Foods common stock on the record date, you will not receive any shares of our common stock in the distribution, but you will receive cash in lieu of a fractional share. The receipt of cash in lieu of fractional shares will generally be taxable to the recipient stockholders. For more information, see “The Distribution — Manner of Effecting the Distribution” and “The Distribution — Material U.S. Federal Income Tax Consequences of the Distribution.”

Does TreeHouse have any shares of any other classes of capital stock issued and outstanding?	No. Immediately after the distribution, there will not be any shares of any other classes of capital stock issued and outstanding other than common stock and associated preferred stock purchase rights. However, TreeHouse is authorized to issue additional shares of its common stock and up to 10,000,000 shares of preferred stock.

What is book-entry?	The book-entry system allows registered owners to hold their shares without the need for physical stock certificates. Holding shares in book-entry form eliminates the problems associated with paper certificates, such as storage and safety of certificates, and the requirement for physical movement of stock certificates at the time of sale or transfer of ownership. You will not receive a stock certificate unless you request one from our transfer agent after the distribution.

Is the distribution taxable for U.S. federal income tax purposes?	Dean Foods has received a ruling from the IRS to the effect that the distribution will be tax-free to Dean Foods and to its U.S. common stockholders, except with respect to cash paid in lieu of fractional shares. See “The Distribution — Material U.S. Federal Income Tax Consequences of the Distribution” for a more complete discussion of the U.S. federal income tax consequences of the distribution to Dean Foods stockholders.

How will the distribution affect my tax basis in Dean Foods common stock?	Your tax basis in your Dean Foods common stock will be allocated between the Dean Foods common stock and our common stock received in the distribution in proportion to their relative fair market values on the date of the distribution. For example, if you own shares of Dean Foods common stock having an aggregate fair market value of $3,600 immediately following the distribution and you receive shares of our common stock having an aggregate fair market value of $400 immediately following the distribution, then 90% (3,600/4,000) of your tax basis in each share of your Dean Foods common stock will be allocated to such share of Dean Foods common stock and the remaining 10% (400/4,000) of your tax basis in such share of your Dean Foods common stock will be allocated to your shares (or fraction of a share) of our stock received with respect to such share of your Dean Foods common stock. Within a reasonable time after the distribution is completed, Dean Foods will provide to U.S. taxpayers information to enable them to compute their tax basis in each of Dean Foods and our common stock and other information they will need to report their receipt of our common stock on their 2005 U.S. federal income tax return as a tax-free transaction. See “The Distribution — Material U.S. Federal Income Tax Consequences of the Distribution” for a more complete description of the effects of the distribution on your tax basis.

Will I be paid any dividends on TreeHouse common stock?	We presently intend to retain future earnings, if any, to finance the expansion of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. All decisions regarding the payment of dividends by our company will be made by our Board of Directors from time to time in accordance with applicable law after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs, plans for expansion and possible loan covenants which may restrict or prohibit our payment of dividends.

What if I want to sell my Dean Foods shares or my TreeHouse shares?	You should consult with your own financial advisors, such as your stockbroker, bank or tax advisor. Dean Foods does not make recommendations on the purchase, retention or sale of shares of Dean Foods common stock or TreeHouse common stock.

If you do decide to sell any shares, you should make sure your stockbroker, bank or other nominee understands whether you want to sell your Dean Foods common stock or your TreeHouse common stock, or both. The following answer may be helpful in discussions with your stockbroker, bank or other nominee.

Where will I be able to trade shares of TreeHouse common stock?	There is not currently a public market for our common stock. Our common stock has been approved for listing on the New York Stock Exchange under the symbol “THS.” We anticipate that trading in shares of our common stock will begin on a “when-issued” basis on or around the record date and before the distribution date, and “regular way” trading will begin on the first trading day after the distribution date. “When-issued” trading in the context of a distribution refers to a transaction effected on or before the distribution date and made conditionally because the securities of the spun off entity have not yet been distributed. When-issued trades generally settle within four trading days after the distribution date. On the first trading day following the distribution date, any when-issued trading in respect of our common stock will end and regular way trading will begin. “Regular way” trading refers to trading after the security has been distributed and typically involves a trade that settles on the third full trading day following the date of the sale transaction. If trading does begin on a “when-issued” basis, you may purchase or sell our common stock after that time, but your transaction will not settle until after the distribution date. Shares of our common stock generally will be freely tradable after the distribution date.

If I sell, on or before the distribution date, shares of Dean Foods common stock that I held on the record date, am I still entitled to receive shares of TreeHouse common stock distributable with respect to the shares of Dean Foods common stock I sold?	No. If you own shares of Dean Foods common stock on the record date and thereafter sell those shares regular way on or prior to the distribution date, you also will be selling your entitlement to the shares of our common stock that would have been distributed to you in the distribution with respect to the shares of Dean Foods common stock you sell.

What will happen to outstanding Dean Foods options and restricted stock units?	Upon the distribution, the Compensation Committee of the Board of Directors of Dean Foods will adjust all outstanding options to purchase shares of Dean Foods common stock and restricted stock units to reflect the distribution, as permitted by the applicable Dean Foods equity incentive plans. The purpose of the adjustment will be to ensure that the stock options and restricted stock units outstanding at the date of the distribution have the same value before and after the distribution. See “The Distribution — Effect of the Distribution on Dean Foods’ Outstanding Stock Options and Restricted Stock Units.”

What will happen to outstanding Dean Foods options and restricted stock units held by Dean Foods employees who become our employees?	All options to purchase shares of Dean Foods common stock and restricted stock units held by Dean Foods employees who become TreeHouse employees will be adjusted as described above. In addition, all such options will vest and shall remain exercisable until the 60th day following the date of distribution (unless sooner cancelled in accordance with the applicable option agreement), and all such restricted stock units shall vest and shall remain subject to the terms and conditions of the applicable restricted stock unit agreement.

For a description of the treatment of certain options held by Mr. Engles, who is a non-employee member of our Board of Directors, see “The Distribution — Effect of the Distribution on Dean Foods’ Outstanding Stock Options and Restricted Stock Units” and “Our Relationship with Dean Foods After the Distribution — Mr. Engles.”

Will Dean Foods retain any ownership interest in TreeHouse after the distribution?	No. Dean Foods will not own any shares of TreeHouse common stock after the distribution and TreeHouse will not own any shares of Dean Foods common stock after the distribution.

Who owns that portion of TreeHouse stock that Dean Foods does not own?	On January 27, 2005, TreeHouse sold shares of common stock to the management investors, who purchased approximately 1.7% of the outstanding common stock of TreeHouse, for an aggregate purchase price of $10.0 million. After the distribution is complete, the management investors will continue to own approximately 1.7% of TreeHouse common stock, excluding certain awards of restricted stock, stock options and restricted stock units that they will be entitled to receive shortly after the distribution, as described more fully under “Executive Compensation.”

Will the number of Dean Foods shares I own change as a result of the distribution?	No. The number of shares of Dean Foods common stock you own will not change as a result of the distribution.

What will happen to the listing of Dean Foods common stock?	Nothing. Dean Foods common stock will continue to be traded on the New York Stock Exchange under the symbol of “DF.”

Will the distribution affect the market price of my Dean Foods shares?	Yes. As a result of the distribution, we expect the trading price of Dean Foods shares immediately following the distribution to be lower than immediately prior to the distribution because the trading price should no longer reflect the value of the businesses Dean Foods will transfer to us. The Specialty Foods Group, Mocha Mix®, Second Nature® and foodservice salad dressings businesses that Dean Foods will transfer to us represented approximately 6.6% of Dean Foods’ consolidated net sales for the year ended December 31, 2004. Furthermore, until the market has fully analyzed the operations of Dean Foods without these businesses, the price of Dean Foods shares may fluctuate significantly. In addition, the combined trading prices of Dean Foods common stock and TreeHouse common stock after the distribution may be less than the trading price of Dean Foods common stock prior to the distribution. See “The Distribution — Listing and Trading of Our Common Stock.”

Do I have appraisal rights?	No. Holders of Dean Foods common stock have no appraisal rights under applicable law in connection with the distribution.

Are there risks to owning TreeHouse common stock?	Yes. Our business is subject to both general and specific business risks relating to our operations. In addition, our separation from Dean Foods presents risks relating to being an independent public company for the first time as well as risks relating to the nature of the distribution transaction itself. These risks are described in the “Risk Factors” section of this information statement. We encourage you to read that section carefully.

Whom do I contact for information regarding you and the distribution?	Before the distribution, you should direct inquiries relating to the distribution to:

Dean Foods Company 2515 McKinney Avenue, Suite 1200 Dallas, TX 75201 Attention: Investor Relations (214) 303-3400

After the distribution, you should direct inquiries relating to an investment in our common stock to:

TreeHouse Foods, Inc. 1333 Butterfield Road Suite 490 Downers Grove, Illinois 60515 (630) 512-0592

After the distribution, the transfer agent and registrar for our common stock will be:

The Bank of New York Company, Inc. 101 Barclay Street — 12E New York, NY 10286 Toll free Shareholder Services line: 1-800-524-4458 Email: shareowners@bankofny.com

RISK FACTORS
          You should carefully consider each of the following risks and all of the other information contained in this information statement. Some of the risks described below relate principally to our business and the industry in which we operate, while others relate principally to the distribution and our separation from Dean Foods. The remaining risks relate principally to the securities markets generally and ownership of our common stock.
          Our business, financial condition, results of operations or liquidity could be materially adversely affected by any of these risks, and, as a result, the trading price of our common stock could decline.
Risks Related to Our Business and Industry
Because we are dependent upon a limited number of customers, the loss of a significant customer could adversely affect our operating results.
          A relatively limited number of customers accounts for a large percentage of our combined net sales. For the year ended December 31, 2004, our largest customer, Wal-Mart (including its subsidiaries, such as Sam’s Club), represented approximately 10.1% of our combined sales and approximately 21.8% of our non-dairy powdered creamer segment’s sales. During the same period, our five largest customers represented approximately 31.0% of our combined sales. For the year ended December 31, 2004, our pickles segment’s five largest customers represented approximately 33.5% of that segment’s sales. During the same period, an affiliate of Sysco Corporation represented approximately 17.7% of sales attributable to our other food products group.
          These percentages may increase if the recent trends of consolidation in the retail grocery and foodservice industries continue. We expect that a significant portion of our net sales will continue to be derived from a small number of customers. These customers typically do not enter into written contracts, and the contracts that they do enter into generally are terminable at will. Our customers make purchase decisions based on a combination of price, product quality and customer service performance. If our product sales to one or more of these customers are reduced, this reduction may have a material adverse effect on our business, results of operations and financial condition. The bankruptcy of a large foodservice customer and the loss of a retail chain customer in 2004, for example, contributed to declines in sales to retail customers and a subsequent 3.8% decrease in net sales in our pickles segment over the previous year. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Results of Continuing Operations — Year Ended December 31, 2004 Compared to Year Ended December 31, 2003.” Loss of a significant customer also could adversely affect our reputation.
Increases in input costs, such as raw materials, packaging materials and fuel costs, could adversely affect us.
          We were adversely affected by rising input costs during 2004, and we expect our financial results to continue to be adversely affected by high input costs in 2005.
          The most important raw material that we use in our pickle operations is cucumbers. We purchase cucumbers under seasonal grower contracts with a variety of growers strategically located to supply our production facilities. Bad weather or disease in a particular growing area can damage or destroy the crop in that area, which would impair crop yields. If we are not able to buy cucumbers from one of our local suppliers, we likely either would purchase cucumbers from foreign sources, such as Mexico or India, or ship cucumbers from other growing areas in the United States, thereby increasing our production costs, which most likely would have an adverse effect on our results of operations. In many cases we are unable to adjust quickly our pricing to reflect changes in raw material costs. If we are unable to increase our prices to offset increased costs as a result of consumer sensitivity to pricing or otherwise, we most likely would experience reduced margins and profitability.
          The costs of other raw materials as well as packaging materials and fuel have varied widely in recent years and future changes in such costs may cause our results of operations and our operating margins to fluctuate significantly. Many of the raw materials that we use in our products rose to unusually high levels during 2004, including soybean oil, casein, cheese and packaging materials. In addition, fuel costs, which represent the most important factor affecting utility costs at our production facilities and our transportation costs, are currently at very high levels. Prices for many of these raw materials and packaging materials and for fuel are expected to remain high and in some cases increase in 2005. Increases in the costs of raw materials, packaging materials and fuel could have a material adverse effect on our operating profit and margins unless and until we are able to pass the increased cost along to our customers. Changes in the prices of our products may lag behind changes in the costs of our materials. Competitive pressures also may limit our ability to raise prices in response to increased raw materials, packaging material and fuel costs. Accordingly, we do not know whether, or the extent to which, we will be able to offset these cost increases with increased product prices. In addition, certain input requirements, such as glass used in packaging, are available only from a limited number of suppliers.
Our private label and regionally branded products may not be able to compete successfully with nationally branded products.
          In sales of private label products to retailers, the principal competitive factors are price, product quality and quality of service. In sales of private label products to consumers, the principal competitive factors are price and product quality. In many cases, competitors with nationally branded products have a competitive advantage over private label products primarily due to name recognition. In addition, when branded competitors focus on price and promotion, the environment for private label producers becomes more challenging because the price difference between private label products and branded products can become less meaningful.
          Competition to obtain shelf space for our branded products with retailers generally is based on the expected or historical performance of our product sales relative to our competitors. The principal competitive factors for sales of our branded products to consumers are brand recognition and loyalty, product quality and price. Most of our branded competitors have significantly greater resources and brand recognition than we do.
          Competitive pressures or other factors could cause us to lose market share, which may require us to lower prices, increase marketing and advertising expenditures, or increase the use of discounting or promotional campaigns, each of which would adversely affect our margins and could result in a decrease in our operating results and profitability.
The consolidation trend among our customer base could adversely affect our profitability.
          The consolidation trend is continuing in the retail grocery and foodservice industries, and mass merchandisers are gaining market share. As this trend among grocery retailers continues and our retail customers, including mass merchandisers, grow larger and become more sophisticated, these retailers may demand lower pricing and increased promotional programs from product suppliers. If we are not selected by these retailers for most of our products or if we fail to effectively respond to their demands, our sales and profitability could be adversely affected. Furthermore, some of our large customers may seek more favorable terms for their purchases of our products. Sales to our large customers on terms less favorable than existing terms could have an adverse effect on our profitability. In addition, we have been subject to a number of competitive bidding situations over the last few years, which have resulted in margin erosion on sales to several customers, including some large customers. In bidding situations we are subject to the risk of losing certain customers altogether. Loss of any of our largest customers could have an adverse impact on our financial results.
Because our management team is new to the company, we may not be able to execute our business strategy successfully.
          Our senior management team joined our company on January 27, 2005. Their extensive experience in the food manufacturing industry does not include prior experience with our company or the products we manufacture and sell. As a result, our senior management team may not be able to develop and implement an effective business strategy to optimize and grow our current business.
We may be unsuccessful in our future acquisition endeavors, if any, which may have an adverse effect on our business.
          Consistent with our stated strategy, our future growth rate depends, in large part, on our acquisition of additional food manufacturing businesses, products or processes. As a result, we intend to engage in acquisition activity. We may be unable to identify suitable targets, opportunistic or otherwise, for acquisition or make acquisitions at favorable prices. If we identify a suitable acquisition candidate, our ability to successfully implement the acquisition would depend on a variety of factors including our ability to obtain financing on acceptable terms. In addition, restrictions contained in the tax sharing agreement will restrict our ability to make acquisitions using our equity securities for two years following the distribution.
          Acquisitions involve risks, including those associated with integrating the operations, financial reporting, disparate technologies and personnel of acquired companies; managing geographically dispersed operations; the diversion of management’s attention from other business concerns; the inherent risks in entering markets or lines of business in which we have either limited or no direct experience; unknown risks; and the potential loss of key employees, customers and strategic partners of acquired companies. We may not successfully integrate any businesses or technologies we may acquire in the future and may not achieve anticipated revenue and cost benefits. Acquisitions may be expensive, time consuming and may strain our resources. Acquisitions may not be accretive to our earnings and may negatively impact our results of operations as a result of, among other things, the incurrence of debt, one-time write-offs of goodwill and amortization expenses of other intangible assets. In addition, future acquisitions that we may pursue could result in dilutive issuances of equity securities.
We may be unable to anticipate changes in consumer preferences, which may result in decreased demand for our products.
          Our success depends in part on our ability to anticipate the tastes and eating habits of consumers and to offer products that appeal to their preferences. Consumer preferences change from time to time, and our failure to anticipate, identify or react to these changes could result in reduced demand for our products, which would adversely affect our operating results and profitability.
We may be subject to product liability claims for misbranded, adulterated, contaminated or spoiled food products.
          We sell food products for human consumption, which involve risks such as:

•	product contamination or spoilage;

•	misbranding;

•	product tampering; and

•	other adulteration of food products.
          Consumption of a misbranded, adulterated, contaminated or spoiled product may result in personal illness or injury. We could be subject to claims or lawsuits relating to an actual or alleged illness or injury, and we could incur liabilities that are not insured or that exceed our insurance coverages. Even if product liability claims against us are not successful or fully pursued, these claims could be costly and time-consuming and may require management to spend time defending the claims rather than operating our business.

          A product that has been actually or allegedly misbranded or becomes adulterated could result in:

•	product withdrawals;

•	product recalls;

•	destruction of product inventory;

•	negative publicity;

•	temporary plant closings; and

•	substantial costs of compliance or remediation.
          Any of these events, including a significant product liability judgment against us, could result in a loss of confidence in our food products, which could have an adverse effect on our financial condition, results of operations or cash flows.
Compliance with recent government regulations relating to bioterrorism could increase our operating costs and adversely affect our profitability.
          As a producer and marketer of food items we are subject to regulation by various federal, state and local governmental entities and agencies. Recently, the Bioterrorism Act of 2002 was enacted which includes regulations relating to the tracking and tracing of food products, including ingredients and raw materials, throughout the process of production. We will need to expend monetary and non-monetary resources in the future to maintain such compliance. In addition, future regulations by these entities or agencies could become more stringent. In each instance, continued compliance with these and any similar requirements could increase our operating costs and adversely affect our profitability in the future.

Loss of or inability to attract key personnel, such as our senior management team, could adversely affect our business.
          Our success depends to a large extent on the skills, experience and performance of our key personnel. We depend particularly on the efforts of Mr. Reed. We have entered into employment agreements with five of our executives, including Mr. Reed, all of which provide for a three-year employment term, except for our agreement with Mr. McCully. Our employment agreement with Mr. McCully provides that he will serve initially in the position of chief financial officer for one year, and thereafter he will continue to serve as Vice President of Strategic Planning and Business Development. The loss of one or more of these persons could cause substantial disruption to our business. If we are unable to attract and retain a new chief financial officer and other key personnel, our ability to manage our overall operation and successfully implement our business strategy could be adversely affected. We do not maintain key man life insurance on any of our executive officers, directors or other employees.

Our business could be harmed by strikes or work stoppages by our employees.
          Currently, approximately 63% of our full time distribution, production and maintenance employees are covered by collective bargaining agreements with the International Brotherhood of Teamsters or the United Food and Commercial Workers Union. If a dispute with one of these unions or the employees they represent were to arise, production interruptions caused by work stoppages could occur. If a strike or work stoppage were to occur, our business, financial condition and results of operations could be adversely affected.
Risks Related to the Distribution and Our Separation from Dean Foods

Our historical financial data is not representative of our results as a separate company and, therefore, will not be reliable as an indicator of our future performance.
          The historical financial data we have included in this information statement presents the results of operations and financial position of the businesses to be transferred to us as they have historically been operated by Dean Foods. Accordingly, this data may not be indicative of our future performance, nor does it reflect what our financial position and results would have been, had we operated as a separate, stand-alone entity during the periods presented. This is because, among other things:

•	we have made certain adjustments detailed under the heading “Unaudited Pro Forma Condensed Combined Financial Statements” in this information statement, because Dean Foods did not account for us as, and we were not operated as, a single, stand-alone business; and

•	the information does not reflect changes that we expect to occur in the future as a result of our separation from Dean Foods, including taxes, capital spending projects, employee and transitional services matters, the establishment of new offices, transitioning production in the City of Industry plant and certain ongoing annual incremental expenses such as marketing, research and development, and general expenses related to being a stand-alone public company.

We could incur significant tax liabilities if the distribution becomes a taxable event.
          Dean Foods has received a private letter ruling from the IRS substantially to the effect that, for U.S. federal income tax purposes, the distribution of our common stock held by Dean Foods to its stockholders will qualify as a tax-free transaction under Section 355 of the Internal Revenue Code of 1986, as amended (the “Code”). Although a private letter ruling from the IRS generally is binding on the IRS, if the facts presented or representations made in the letter ruling request are untrue or incomplete in any material respect, the letter ruling could be retroactively revoked or modified by the IRS.
          Furthermore, as described in “The Distribution — Material U.S. Federal Income Tax Consequences of the Distribution,” the IRS will not rule on whether a distribution satisfies certain requirements for a Section 355 distribution. Therefore, in addition to obtaining the letter ruling from the IRS, Dean Foods and we expect to obtain at or around closing an opinion from the law firm of Wilmer Cutler Pickering Hale and Dorr LLP that the distribution will qualify as a transaction under Section 355 of the Code. The opinion will rely on the IRS letter ruling as to matters covered by the ruling. In addition, the opinion will be based on, among other things, certain assumptions and representations as to factual matters made by Dean Foods and us, which if incorrect or inaccurate in any material respect would jeopardize the conclusions reached by counsel in its opinion. The opinion will not be binding on the IRS or the courts, and the IRS or the courts may not agree with the opinion.
          Notwithstanding receipt by Dean Foods of the private letter ruling and opinion of counsel, the IRS could assert that the distribution should be treated as a taxable event. If the IRS were successful in taking this position, our initial public stockholders and Dean Foods could be subject to significant U.S. federal income tax liability. In addition, even if the distribution otherwise were to qualify under Section 355 of the Code, it may be taxable to Dean Foods (but not to Dean Foods stockholders) under Section 355(e) of the Code, if the distribution were later deemed to be part of a plan (or series of related transactions) pursuant to which one or more persons acquire directly or indirectly stock representing a 50 percent or greater interest in Dean Foods or us. For this purpose, any acquisitions of Dean Foods stock or of our common stock within the period beginning two years before the distribution and ending two years after the distribution are presumed to be part of such a plan, although we or Dean Foods may be able to rebut that presumption. For a more complete discussion of the U.S. federal income tax consequences of the distribution, see “The Distribution — Material U.S. Federal Income Tax Consequences of the Distribution.”
          Although the taxes resulting from a taxable distribution generally would be imposed on Dean Foods and its stockholders, we would in certain circumstances be liable under the tax sharing agreement for all or a portion of Dean Foods’ taxes resulting from the distribution being taxable. See “Our Relationship with Dean Foods After the Distribution — Tax Sharing Agreement” for a more detailed discussion of the tax sharing agreement between Dean Foods and us. If we were to become liable for such taxes, it would have a material adverse effect on our financial condition and results of operations.

In connection with transitioning the operations of Mocha Mix®, Second Nature® and our salad dressings business into one production facility, we may incur unexpected costs or lose customers or sales, which could have an adverse effect on our financial results.
          Upon the distribution, we will assume the lease of Dean Foods’ City of Industry South plant located in City of Industry, California, where Dean Foods manufactures the foodservice salad dressings that will be transferred to us in connection with the distribution. In addition to salad dressings, Dean Foods processes various other product lines at this production facility that will not be transferred to us. Production of all products, except salad dressings, will be transferred out of this production facility and into other Dean Foods facilities beginning in the second quarter of 2005, and we expect this transfer to be completed by the second quarter of 2007. Following the distribution, the production of Mocha Mix® and Second Nature® will be transitioned from two other Dean Foods production facilities to our City of Industry plant. We expect the transition of production into the City of Industry plant to be completed during the third quarter of 2005. We will have a co-pack agreement with Dean Foods for the production of these products. See “Our Relationship with Dean Foods After the Distribution — Co-Pack Agreement.”
          The process of transitioning operations into a single production facility involves a number of operating risks. The physical relocation of the processing equipment of Mocha Mix® and Second Nature® will be an expensive process, which may take longer or cost more than we currently anticipate. The full integration of these products will be a lengthy process involving numerous aspects of operations, including purchasing, production and administration. In addition, we will transition the sales, marketing and distribution functions for these products, which will present further challenges and may result in customer supply disruptions and potential loss of customers.
          This process presents a number of challenges and will require a significant amount of management’s attention. This process could cause us to incur unexpected costs or to lose customers or sales, which could have an adverse effect on our financial results.

We may not realize the potential benefits of, and we may incur material costs in connection with, our separation from Dean Foods.
          We may not realize the potential benefits that we expect from our separation from Dean Foods. We have described those benefits elsewhere in this information statement. In addition, we will incur significant costs as a result of being an independent public company, including costs associated with:

•	managing all of our own administrative arrangements;

•	supervising all of our own legal and financial affairs and complying with the laws and regulations that apply to public companies; and

•	arranging our own funding.
We anticipate that these costs will be material to our business. In addition, these costs may be higher than those for which we have planned, and we may not have anticipated all potential costs.
The transition services to be provided for us by Dean Foods may be difficult for us to perform or replace without operational problems and additional cost.
          We will enter into a transition services agreement with Dean Foods pursuant to which Dean Foods will provide for us certain transitional corporate services for a period of time following the distribution. These services will include, among others, employee benefits administration and payroll, information technology and other administrative services. If, after the expiration or earlier termination of the agreement (which expires with respect to most services on December 31, 2005), we are unable to perform these services or replace them in a timely manner or on terms and conditions as favorable as those we expect, we may experience operational problems and increased costs. See “Our Relationship with Dean Foods After the Distribution — Transition Services Agreement” for more information on the transition services agreement.

We may not be able to fund our future capital requirements internally or obtain third-party financing.
          In the past, our working capital and capital expenditure requirements have been met from cash flow generated by our businesses and from Dean Foods. Following the distribution, however, we may be required or choose to obtain third-party financing to meet our future working capital requirements, as well as to fund capital expenditures and acquisitions. We expect to enter into a $400 million unsecured revolving credit facility with a group of major financial institutions to provide for both our short-term and long-term financing needs. This facility will, and other future debt financings may, involve restrictive covenants that limit our ability to take certain actions, including the payment of dividends. Any future equity financings could be dilutive to the existing holders of our common stock. We may not be able to obtain sufficient funds to repay any amounts outstanding under any financing arrangement before it expires, either from one or more replacement financing arrangements or an alternative debt or equity financing. If we are not able to obtain sufficient funding on favorable terms, our ability to grow our business may be impaired. In addition, restrictions contained in the tax sharing agreement will restrict our ability to finance our operations by issuing equity securities and to raise money by selling assets not in the ordinary course for two years following the distribution.

We will indemnify Dean Foods for certain liabilities accruing after the distribution date.
          We have entered into a distribution agreement with Dean Foods under which we have agreed to assume all contingent and undisclosed liabilities relating to our businesses or operations of our assets, including those incurred prior to the distribution, and to indemnify Dean Foods for liabilities, other than certain tax liabilities, incurred by Dean Foods relating to the businesses or operations of our assets. In addition, under the tax sharing agreement, we will, with certain exceptions, be liable for all taxes attributable to our business that are required to be paid after the distribution. We have agreed to indemnify Dean Foods for claims arising under the distribution agreement and the tax sharing agreement.
          Currently, there are no suits pending which would require us to pay Dean Foods under the indemnification provisions of the distribution agreement or tax sharing agreement. However, legal proceedings or other claims may occur that would require us to indemnify Dean Foods.

Following our separation from Dean Foods, we may experience increased costs resulting from decreased purchasing power, which could decrease our overall profitability.
          Prior to our separation from Dean Foods, we were able to take advantage of Dean Foods’ size and purchasing power in procuring:

•	soybean oil, plastic resin, cardboard, fuel and other raw materials and packaging goods used in the manufacturing, distribution and sale of our products;

•	services and technology, such as management information services;

•	health insurance, pension and other employee benefits, payroll administration, risk management; and

•	tax and other services.
          As a separate, stand-alone entity, we may be unable to obtain similar goods, services and technology at prices or on terms as favorable as those obtained prior to the separation, which could have an adverse effect on our profitability.

We will have liability in connection with our stockholders agreement with Dean Foods.
          As part of the announcement of the separation of our business from that of Dean Foods, we entered into a stockholders agreement with Dean Foods and the management investors. Under that stockholders agreement, we are required to reimburse Dean Foods up to $12.5 million of fees and expenses incurred by Dean Foods in connection with planning, analysis and execution of the distribution. In addition, under certain circumstances we will be required to reimburse Dean Foods for up to $20 million of tax liabilities that could result from intercompany transactions effectuated in connection with the distribution. We expect that we will be required to reimburse Dean Foods for taxes under this provision, but are unable to estimate the amount at this time. If we are required to reimburse Dean Foods for these tax liabilities, then we will be required to issue additional shares of our common stock to the management investors to reflect a revised valuation of TreeHouse that takes into account the tax liability reimbursement. These amounts presently are not determinable.
Risks Related to Ownership of Our Common Stock and Dean Foods Common Stock

The distribution will affect the trading price of Dean Foods common stock.
          Following the distribution, Dean Foods’ common stock will continue to be listed and traded on the New York Stock Exchange under the symbol “DF.” As a result of the distribution, we expect that the trading price of Dean Foods common stock immediately following the distribution will be lower than the trading price of Dean Foods common stock immediately prior to the distribution because it will no longer reflect the value of Dean Foods’ Specialty Foods Group, Mocha Mix®, Second Nature® and foodservice salad dressings businesses. Net sales in these businesses represented approximately 6.6% of Dean Foods’ consolidated net sales for the year ended December 31, 2004. Further, the combined trading prices of Dean Foods common stock and TreeHouse common stock after the distribution may be less than the trading prices of Dean Foods common stock immediately prior to the distribution.

Substantial sales of Dean Foods common stock following the distribution may have an adverse impact on the trading price of Dean Foods common stock.
          After the distribution, some Dean Foods stockholders may decide that their investment objectives do not include ownership of shares in a company consisting only of dairy and branded products businesses, and may sell their Dean Foods common stock following the distribution. Furthermore, certain Dean Foods stockholders that are institutional investors have investment parameters that depend on their portfolio companies maintaining a minimum market capitalization that Dean Foods may not achieve after the distribution. If the trading price of Dean Foods declines significantly after the distribution, Dean Foods’ lower market capitalization could result in substantial sales by institutional investors. If Dean Foods stockholders sell large numbers of shares of Dean Foods common stock over a short period of time, or if investors anticipate large sales of Dean Foods shares over a short period of time, this could adversely affect further the trading price of the Dean Foods common stock.

Substantial sales of our common stock following the distribution may have an adverse impact on the trading price of our common stock.
          Based on the number of shares of Dean Foods common stock outstanding on June 10, 2005, Dean Foods will distribute to Dean Foods’ stockholders a total of approximately 30,240,000 shares of our common stock. Under the United States federal securities laws, all of these shares may be resold immediately in the public market, except for TreeHouse shares held by affiliates of TreeHouse. See “The Distribution — Federal Securities Laws Considerations.”
          Some of the Dean Foods stockholders who receive TreeHouse shares may decide that their investment objectives do not include ownership of shares in a small capitalization company, and may sell their TreeHouse shares following the distribution. In particular, certain Dean Foods stockholders that are institutional investors have investment parameters that depend on their portfolio companies maintaining a minimum market capitalization that we may not achieve after the distribution. We cannot predict whether stockholders will resell large numbers of TreeHouse shares in the public market following the distribution or how quickly they may resell these TreeHouse shares. If TreeHouse stockholders sell large numbers of TreeHouse shares over a short period of time, or if investors anticipate large sales of TreeHouse shares over a short period of time, this could adversely affect the trading price of the TreeHouse shares.

There has been no prior market for our common stock, and our stock price may decline after the distribution.
          There is no current trading market for the TreeHouse common stock, although a when-issued trading market likely will develop prior to completion of the distribution. Our common stock has been approved for listing on the New York Stock Exchange under the symbol “THS” following completion of the distribution.
          Following the distribution, the TreeHouse common stock may not be actively traded. Development of an orderly trading market in TreeHouse common stock may take some time following the distribution. Until an orderly market develops, the prices at which the TreeHouse shares trade may fluctuate significantly and may be lower than the price that would be expected for a fully distributed issue. Prices for our common stock will be determined in the trading markets and may be influenced by many factors, including:

•	actual or anticipated fluctuations in our financial results;

•	developments generally affecting the food manufacturing industry;

•	general economic, industry and market conditions;

•	the depth and liquidity of the market for our common stock;

•	investor perceptions of our business and us; and

•	the impact of the factors referred to elsewhere in “Risk Factors.”

We will not pay cash dividends for the foreseeable future.
          We anticipate that earnings, if any, will be retained for the development of our business and that no cash dividends will be declared on our common stock for the foreseeable future. Furthermore, the credit facility that we anticipate entering into at the time of the distribution will restrict dividend payments on our common stock.

Anti-takeover provisions in our charter documents and under Delaware law and our rights plan could make an acquisition of us, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management.
          Provisions in our restated certificate of incorporation and our amended and restated by-laws may delay or prevent an acquisition of us or a change in our Board of Directors or management. These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our Board of Directors, because our Board of Directors is responsible for appointing the members of our management team. These provisions include:

•	a classified Board of Directors;

•	a prohibition on actions by our stockholders by written consent;

•	limitations on the removal of directors; and

•	advance notice requirements for proposing nominees for election to our Board of Directors and for proposing matters that can be acted upon at stockholder meetings.
          In addition, our Board of Directors has adopted a stockholder rights plan the provisions of which could make it more difficult for a potential acquiror to consummate an acquisition transaction.

          Moreover, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the General Corporation Law of the State of Delaware, which prohibits a person who owns in excess of 15% of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner. These provisions would apply even if the proposed merger or acquisition could be considered beneficial by some stockholders.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
          This information statement and other materials we have filed or will file with the Securities and Exchange Commission (the “SEC”) (as well as information included in our other written or oral statements) contain, or will contain, disclosures that are “forward-looking statements.” Forward-looking statements include all statements that do not relate solely to historical or current facts, and can generally be identified by the use of words such as “may,” “should,” “could,” “expects,” “seek to,” “anticipates,” “plans,” “believes,” “estimates,” “intends,” “predicts,” “projects,” “potential” or “continue” or the negative of such terms and other comparable terminology. These statements are only predictions. The outcome of the events described in these forward-looking statements is subject to known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievement expressed or implied by these forward-looking statements. The “Questions and Answers about TreeHouse and the Distribution” and “Risk Factors” sections and those sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Our Business and Properties,” as well as other sections in this information statement, discuss some of the factors that could contribute to these differences.
          This information statement also contains market data related to our business and industry. This market data includes projections that are based on a number of assumptions. If these assumptions turn out to be incorrect, actual results may differ from the projections based on these assumptions. As a result, our markets may not grow at the rates projected by these data, or at all. The failure of these markets to grow at these projected rates may have a material adverse effect on our business, financial condition, results of operations and the market price of our common stock.
          You are cautioned not to unduly rely on such forward-looking statements, which speak only as of the date made, when evaluating the information presented in this information statement. We expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein, to reflect any change in our expectations with regard thereto, or any other change in events, conditions or circumstances on which any statement is based.

THE DISTRIBUTION
Background and Reasons for the Distribution
          Background. The Board of Directors and management of Dean Foods regularly review the various businesses conducted by Dean Foods to ensure that resources are deployed and activities are pursued in the best interests of Dean Foods’ stockholders. In early 2004, Dean Foods management began to consider strategic alternatives for Dean Foods’ Specialty Foods Group business because management had come to view the principal focus of Dean Foods as its dairy and branded products businesses and the Specialty Foods Group’s business did not fit within that focus.
          In February 2004, Dean Foods commenced negotiations with a publicly traded food manufacturer regarding a potential transaction involving a spin-off of the Specialty Foods Group and a subsequent merger between the Specialty Foods Group and the publicly traded food manufacturer. Negotiations continued through the spring and summer before terminating in August 2004 when the parties determined that they could not agree on mutual valuations for their respective businesses based upon their initial due diligence investigations.
          Following termination of merger discussions with the publicly traded food manufacturer, Gregg Engles, in his capacity as Chairman of the Board and Chief Executive Officer of Dean Foods, contacted Sam Reed to determine if Mr. Reed and the other management investors might have an interest in managing the Specialty Foods Group business. Mr. Engles was aware that Mr. Reed and the other management investors were investigating investment opportunities in the consumer packaged goods industry following expiration of their employment with Keebler Foods Company. Prior to such time, neither Mr. Reed nor the other management investors had been affiliated in any way with Dean Foods or the Specialty Foods Group; however, Mr. Engles believed that the management investors would bring significant value to the Specialty Foods Group business by virtue of their prior management experience. Dean Foods and the management investors subsequently negotiated a transaction in which the assets of Dean Foods’ Specialty Foods Group, Mocha Mix®, Second Nature® and foodservice salad dressings businesses would be transferred to a newly formed company in which Mr. Reed and the other management investors would make a $10 million equity investment, representing approximately 1.7% of the company’s outstanding common stock, and the shares of this newly formed company owned by Dean Foods, representing approximately 98.3% of the company’s outstanding common stock, would be distributed to Dean Foods’ stockholders. See “Our Relationship with Dean Foods after the Distribution — Stockholders Agreement.” The terms of the equity investment by the management investors, including the terms of the stockholders agreement and the employment agreements, were arrived at by arms’ length negotiation between Dean Foods and the management investors. In negotiating the specific terms of the transaction, including the amount of the walk-away penalties, the number of options to be granted and the aggregate compensation to be earned by the management investors, Dean Foods and the management investors took into account the following factors:

•	the management investors’ desire to hold a significant equity stake in TreeHouse, as well as their willingness to invest up to $10 million in cash in the business;

•	the compensation, including equity based-awards, of executive officers of various midsize, publicly traded consumer packaged goods companies;

•	the return on the management investors’ equity investment required by the management investors in the event that the distribution did not occur, as described more fully under “— Distribution Conditions”;

•	the expected period of time between the announcement by Dean Foods of its intention to pursue the transaction on January 27, 2005 and the distribution date;

•	the likelihood of the transaction being completed as expected;

•	the contractual restrictions on resale of TreeHouse common stock agreed to by the management investors, as described under “Our Relationship with Dean Foods after the Distribution — Stockholders Agreement”;

•	the equity-based awards required by the management investors in the form of restricted stock, options to purchase shares of our common stock and restricted stock units, together with the shareholder return objectives and vesting schedule related to the vesting of such awards, each as described under “Executive Compensation — Employment Agreements”;

•	the experience of the management investors, as described under “Management — Our Directors and Executive Officers,” as well as their market reputation;

•	the business strategy for the new company contemplated by the management investors, as described under “Our Business and Properties — Business Strategy”;

•	the noncompetition covenants contained in the management investors’ employment agreements; and

•	the size of the Specialty Foods Group business and the allocation of liabilities of the transferred businesses.
          In view of the variety of factors considered in negotiating the specific terms of the transaction, Dean Foods did not quantify or otherwise assign relative weights to the factors considered in negotiating the specific terms of the transaction. For additional information regarding Dean Foods’ reasons for the distribution, see “— Reasons for the Distribution.”
          On January 26, 2005, at a special meeting of the Dean Foods Board of Directors, the Dean Foods Board evaluated the proposed spin-off of our company, including consideration of the following factors:

•	Transaction Overview. The Dean Foods Board reviewed the proposed structure, financial terms and conditions of the spin-off and equity investment by the management investors, as well as management’s strategic rationale and the expected benefits of the proposed spin-off. In connection with evaluating the specific terms of the transaction, including the equity investment by the management investors, the Dean Foods Board reviewed alternative, potential valuations of our company prepared by Merrill Lynch in its capacity as financial adviser to Dean Foods.

•	Review of Hypothetical, Alternative Transactions. The Dean Foods Board compared the proposed spin-off transaction to several hypothetical, strategic alternatives, including a sale to a strategic buyer, a leveraged buyout transaction and an Income Deposit Securities transaction, or IDS. The comparison by the Dean Foods Board included consideration of a presentation on these alternative transactions prepared by Merrill Lynch and included a summary of the risks and benefits associated with each alternative transaction and addressed, among other things, the following considerations;

–	the potential net cash proceeds to be generated for Dean Foods;

–	the potential tax consequences of the proposed transaction for Dean Foods and its stockholders;

–	the transaction’s sensitivity to market conditions and timing delays;

–	Dean Foods’ belief that there was no evident strategic buyer for the businesses as a whole to be transferred to us in connection with the spin-off; and

–	potential limitations on future acquisitions and organic growth for the new company.

•	TreeHouse Management. The Dean Foods Board reviewed the management experience and professional qualifications of the management investors together with summaries of the material terms of the stockholders agreement and employment agreements to be entered into with the management investors in connection with their investment in our company.

•	Additional Considerations. In additional to the factors listed above, the Dean Foods Board reviewed the tax consequences and leverage implications of the proposed spin-off for Dean Foods and our company.

          Following this evaluation, the Dean Foods Board approved pursuing a tax-free spin-off of our company, which upon completion of the spin-off would consist of Dean Foods’ Specialty Foods Group, Mocha Mix®, Second Nature® and foodservice salad dressings businesses. In addition, the Dean Foods Board approved the hiring of, and the equity investment by, the management investors, as well as the filing with the IRS of a private letter ruling request. On March 30, 2005, the Dean Foods Board, acting by written consent, approved, among other things, the filing with the SEC of a registration statement and information statement with respect to the distribution and the filing with the New York Stock Exchange of a listing application with respect to our common stock.
          On May 24, 2005, the Dean Foods Board at a regularly scheduled meeting again evaluated the proposed spin-off of our company, which evaluation included an analysis by Dean Foods’ management of Dean Foods’ solvency following the distribution and consideration of updated information from Merrill Lynch regarding the valuation of our company and analyses regarding stock price performance of other recent spin-off transactions. Following this evaluation, the Dean Foods Board authorized the distribution of our common stock to Dean Foods’ stockholders by means of a tax-free spin-off subject to satisfaction of certain conditions, including our registration statement on Form 10, of which this information statement is a part, becoming effective under the Securities Exchange Act of 1934, as amended, and a duly appointed committee of the Dean Foods Board of Directors authorizing the distribution ratio and the record and distribution dates. See “— Distribution Conditions.”
          Dean Foods engaged Merrill Lynch to advise and assist Dean Foods in connection with the distribution, as well as in connection with the earlier negotiations with the publicly traded food manufacturer. Merrill Lynch was not engaged to furnish any fairness or other financial opinion to the Board as to the distribution. Dean Foods also engaged Mercer Human Resources Consulting as a compensation consultant to provide market data to assist management in its negotiation of the compensation to be paid to the management investors.
          Reasons for the Distribution. We and Dean Foods believe that our separation from Dean Foods will provide both companies with certain opportunities and benefits, including the following:

•	Ability to Attract and Retain Management. The planned separation has already enabled us to attract a senior management team, led by Sam K. Reed, to manage TreeHouse as an independent public company after the distribution. In addition, the separation will allow us to develop incentive programs to better attract and retain current and future employees through the use of stock-based and performance-based incentive plans that more directly link their compensation with our financial performance.

•	Greater Financial Resources. As a stand-alone company, we anticipate that our only outstanding long-term debt at the time of the distribution will be our capital lease obligations and borrowings necessary to pay the transaction-related expenses associated with the distribution. We expect to enter into a $400 million unsecured revolving credit facility with a group of major financial institutions to provide for both our short-term and long-term financing needs. As a result, we expect to have sufficient financing capacity for rapid growth, including product expansion and potential future acquisitions. We also will have direct access to the public capital markets to allow us to seek to finance our operations and growth without having to compete with other Dean Foods businesses in respect of that financing. In addition, we will be able to invest any excess cash flow from our business into the growth of our business, rather than having a portion of that cash flow reinvested into Dean Foods’ other businesses.

•	Increased Focus on Core Businesses. The separation will allow each company to better focus its resources on its own distinct businesses and business challenges so that each can pursue the most appropriate long-term growth opportunities and business strategies. Over the past several years, Dean Foods’ strategy has been to improve efficiencies and related profitability in its dairy operations while increasing the distribution of its premium brand products. Because our products are non-dairy products and consist primarily of private label and regionally branded products, separation of our business from Dean Foods will allow Dean Foods to concentrate managerial and operational resources on the pursuit of its core business objectives. At the same time, we believe that the Mocha Mix®, Second Nature® and foodservice salad dressings businesses, when combined with the operations currently conducted by Dean Foods’ Specialty Foods Group segment, will benefit from that segment’s broader product offerings and extensive experience in the foodservice channel. As a result, we believe that the separation will provide us with a strong platform upon which to develop and implement our own business strategy of optimizing our current business and growing through acquisitions. See “Our Business and Properties — Business Strategy.”
Distribution Conditions
          We expect that the distribution will be effective at the close of business on the distribution date, June 27, 2005, provided that, among other things:

•	our registration statement on Form 10, of which this information statement is a part, has become effective under the Securities Exchange Act of 1934, as amended, and we and Dean Foods have obtained all necessary approvals or no action letters from the SEC;

•	we and Dean Foods have taken all such action as may be necessary or appropriate under state and foreign securities and blue sky laws in connection with the distribution;

•	the distribution agreement and the transactions contemplated thereby, including the declaration of the distribution, have been approved by the Dean Foods Board of Directors;

•	the tax ruling received from the IRS remains in effect as of the distribution date;

•	our common stock has been approved for listing on a registered national securities exchange or automated quotation system;

•	any material governmental approvals and consents required to consummate the distribution have been obtained and are in full force and effect;

•	no order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing consummation of the distribution or any of the transactions contemplated by the distribution agreement is in effect and no other event outside the control of Dean Foods has occurred, or failed to occur, that prevents consummation of the distribution;

•	each of the agreements described in the section titled “Our Relationship with Dean Foods After the Distribution” have been executed and delivered, and each of such agreements are in full force and effect;

•	no other event or developments have occurred that, in the judgment of the Dean Foods Board of Directors, would result in the distribution having a material adverse effect on Dean Foods or on the stockholders of Dean Foods;

•	we and Dean Foods have received any and all legal opinions, in a form reasonably satisfactory to the Board of Directors of the applicable entity, as such Board of Directors shall determine in good faith to be reasonably necessary for it to authorize the consummation of the distribution; and

•	we and Dean Foods have taken all other reasonable and customary actions, as determined by Dean Foods, that are reasonably necessary in order to assure the successful completion of the distribution.
          While we do not currently anticipate that Dean Foods’ Board of Directors will, it may, in its sole discretion, waive any of these conditions. Also, the fulfillment of the foregoing conditions will not create any obligation on Dean Foods’ part to effect the distribution. However, if the distribution is not consummated by October 31, 2005 (other than as a result of a default by the management investors) or Dean Foods otherwise does not proceed with the distribution, then Dean Foods will have the right to repurchase TreeHouse common stock from the management investors, and the management investors will have the right to sell such stock to Dean Foods, at an aggregate repurchase price of $11 million. If Dean Foods does not proceed with the distribution and instead pursues an alternative transaction (as defined in the stockholders agreement entered into by Dean Foods, TreeHouse and the management investors in connection with the management investors’ investment in TreeHouse, which we refer to as the “stockholders agreement”) involving the TreeHouse businesses, Dean Foods also will pay the management investors a transaction fee equal to 1% of the total enterprise value of TreeHouse, as defined in the stockholders agreement. See “Our Relationship with Dean Foods After the Distribution — Stockholders Agreement.” In addition, if the distribution is not consummated by October 31, 2005 or Dean Foods otherwise does not proceed with the distribution, the management investors will be entitled to terminate their employment agreements and receive a severance payment equal to two times (three times, in the case of Mr. Reed) the sum of the annual base salary payable to the management investor plus any target bonus. As a result, if the distribution is not consummated as expected (other than as a result of a default by the management investors), and assuming the management investors elect to sell their TreeHouse common stock to Dean Foods (or Dean Foods elects to purchase the management investors’ TreeHouse common stock) and terminate their employment agreements, the management investors will generally be entitled to receive aggregate consideration for their TreeHouse common stock of $11 million plus aggregate severance payments of approximately $9.8 million for a total of approximately $20.8 million, together with any transaction fee owing to them under the stockholders agreement if Dean Foods pursues an alternative transaction. In addition, if the distribution is not consummated as expected, no restricted stock, stock options or restricted stock units will be granted to the management investors under the employment agreements.
          If the distribution is consummated as expected, the management investors will be entitled to receive maximum aggregate compensation of approximately $4 million in salary and incentive bonuses for fiscal year 2005 plus awards of restricted stock, options to purchase additional shares of our common stock and/or restricted stock units equal to approximately 7.7% of our outstanding common stock on the date the Form 10 registration statement, of which this information statement forms a part, becomes effective and trading of our common stock commences on the New York Stock Exchange. For more information about the management investors’ base salaries, incentive bonuses and equity-based awards (including the vesting of those awards), see “Executive Compensation — Employment Agreements.”
Manner of Effecting the Distribution
          The general terms and conditions relating to the distribution are set forth in the distribution agreement between Dean Foods and us. For a description of that agreement see, “Our Relationship with Dean Foods After the Distribution — Distribution Agreement.”
          On the distribution date, Dean Foods will effect the distribution by delivering all of the outstanding shares of our common stock that it owns to The Bank of New York Company, Inc., as distribution agent. Those shares will be distributed to the holders of record of Dean Foods common stock at 5:00 p.m., New York City time, on the record date of June 20, 2005. The actual total number of TreeHouse shares to be distributed will depend on the number of Dean Foods shares outstanding on the record date. Dean Foods owns approximately 98.3% of the outstanding TreeHouse common stock. Based upon the number of Dean Foods shares outstanding on June 10, 2005, an aggregate of approximately 30,240,000 TreeHouse shares will be distributed to Dean Foods stockholders. Immediately following the distribution, the management investors will own approximately 1.7% of TreeHouse’s shares (excluding certain awards of restricted stock, stock options and restricted stock units that they will be entitled to receive shortly after the distribution), and Dean Foods and its subsidiaries will not own any TreeHouse shares and TreeHouse will be an independent public company.
          Please note that if any stockholder of Dean Foods on the record date sells shares of Dean Foods common stock regular way after the record date but on or before the distribution, the buyer of those shares, and not the seller, will become entitled to receive the shares of our common stock issuable in respect of the shares sold. See “The Distribution — Listing and Trading of Our Common Stock” below for more information. The distribution will be made in book-entry form on the basis of one share of our common stock for every five shares of Dean Foods common stock held on the record date. Each share of our common stock that is distributed will be validly issued, fully paid and nonassessable and free of preemptive rights.
          A book-entry account statement reflecting your ownership of whole shares of our common stock will be mailed to you, or your brokerage account will be credited for the shares, on or about June 27, 2005. A delivery of a share of our common stock in connection with the distribution also will constitute the delivery of the preferred stock purchase right associated with the share. See “Description of Our Capital Stock — Rights Agreement” and “Description of Our Capital Stock  — Anti Takeover Effects of Provisions of Our Certificate of Incorporation, By-Laws and Rights Plan and of Delaware Law.” You will receive a check, or a credit to your brokerage account, for the cash equivalent of any fractional shares you otherwise would have received in the distribution. If you request a certificate for your shares of our common stock, you will receive a certificate for the whole number of shares you own and cash in lieu of any fractional shares that otherwise would have been credited to your book-entry account. The distribution agent will, on or after the distribution date, aggregate and sell all of those fractional interests on the open market at then applicable market prices and distribute the aggregate proceeds ratably to Dean Foods stockholders otherwise entitled to those fractional interests in accordance with their fractional share interests. Dean Foods will pay all brokers’ fees and commissions in connection with the sale of fractional interests. If you own fewer than five shares of common stock of Dean Foods on the record date, you will not receive any shares of our stock in the distribution, but you will receive cash in lieu of a fractional share. See “The Distribution — Material U.S. Federal Income Tax Consequences of the Distribution” for a discussion of the U.S. federal income tax treatment of proceeds from fractional shares.
          No Dean Foods stockholder will be required to pay any cash or other consideration for the TreeHouse common stock received in the distribution (other than any taxes due in respect of cash received in lieu of fractional share interests), or to surrender or exchange Dean Foods common stock in order to receive TreeHouse common stock. The distribution will not affect the number of, or the rights attaching to, outstanding Dean Foods common stock. No vote of Dean Foods stockholders is required or sought in connection with the distribution, and Dean Foods stockholders will have no appraisal rights under applicable law in connection with the distribution.
Results of the Separation and Distribution
          After the separation and distribution, we will be an independent public company owning and operating what had previously been Dean Foods’ Specialty Foods Group segment, in addition to the Mocha Mix®, Second Nature® and foodservice salad dressings businesses currently conducted by other Dean Foods segments. Immediately after the distribution, we expect to have approximately 6,000 record holders of shares of our common stock and approximately 30,753,000 shares of our common stock issued and outstanding, including the management investors’ approximately 513,000 shares, based on the distribution ratio described above and the anticipated number of beneficial stockholders and outstanding Dean Foods shares on June 20, 2005, the record date. The actual number of shares to be distributed will be determined based on the number of shares of Dean Foods common stock outstanding on the record date.

          The distribution will not affect the number of outstanding Dean Foods shares or any rights of Dean Foods stockholders, although it may affect the market value of the outstanding Dean Foods common shares. See “Summary — Questions and Answers About TreeHouse and the Distribution.”
Effect of the Distribution on Dean Foods’ Outstanding Stock Options and Restricted Stock Units
          Except with respect to the treatment of certain options held by Mr. Engles, as described below, upon the distribution, the Compensation Committee of the Board of Directors of Dean Foods will adjust all outstanding options to purchase shares of Dean Foods common stock and all restricted stock units to reflect the distribution, as permitted by the applicable Dean Foods equity incentive plans. Specifically, the number of shares of Dean Foods common stock subject to outstanding options and the per share exercise price of those options will be adjusted to reflect the change in value of Dean Foods common stock as a result of the distribution in a manner that, on an option-by-option basis, (x) preserves the spread between the exercise price of each outstanding option and the fair market value of the underlying Dean Foods common stock as valued before the adjustment, which includes the value of TreeHouse, and (y) produces a ratio of the exercise price of each option to the fair market value of the underlying Dean Foods common stock as valued after the adjustment, which excludes the value of TreeHouse, that is equal to the ratio of the exercise price of that option to the fair market value of the underlying Dean Foods common stock as valued before the adjustment, which includes the value of TreeHouse. In addition, the number of shares subject to outstanding restricted stock units will be adjusted to reflect the change in value of Dean Foods common stock as a result of the distribution in a manner that, on a unit-by-unit basis, preserves the value of each outstanding restricted stock unit as valued before the adjustment, which includes the value of TreeHouse. The purpose of these adjustments will be to ensure that the stock options and the restricted stock units outstanding at the date of the distribution have the same value before and after the distribution.
          All options to purchase shares of Dean Foods common stock held by Dean Foods employees who become TreeHouse employees will be adjusted as described above. In addition, all such options will vest and shall remain exercisable until the 60th day following the date of distribution (unless sooner cancelled in accordance with the applicable option agreement), and all such restricted stock units shall vest and shall remain subject to the terms and conditions of the applicable restricted stock unit agreement.
          Mr. Engles, Chairman of the Board and Chief Executive Officer of Dean Foods, is a non-employee member of our Board of Directors. Upon the distribution, his vested options to purchase shares of Dean Foods common stock will be adjusted pro rata into the vested right to purchase shares of Dean Foods common stock and the vested right to purchase shares of TreeHouse common stock based on the distribution ratio. See “Our Relationship with Dean Foods After the Distribution — Mr. Engles.” Mr. Engles’ unvested options to acquire shares of Dean Foods common stock will be adjusted in the same manner as those of other Dean employees as described above. Following such adjustment, the aggregate value of Mr. Engles’ options, including both those related to TreeHouse and those related to Dean Foods common stock, will have the same value as Mr. Engles’ outstanding options prior to the distribution.
Listing and Trading of Our Common Stock
          There is not currently a public market for our common stock. Our common stock has been approved for listing on the New York Stock Exchange under the symbol “THS.” We anticipate that trading in shares of our common stock will begin on a “when-issued” basis on or around the record date and before the distribution date, and “regular way” trading will begin on the first trading day after the distribution date. “When-issued” trading in the context of a distribution refers to a transaction effected on or before the distribution date and made conditionally because the securities of the spun off entity have not yet been distributed. When-issued trades generally settle within four trading days after the distribution date. During this time, shares of Dean Foods common stock that trade on the regular way market will trade with an entitlement to receive shares of the same series of our common stock distributable in the spin off. Therefore, if you own shares of Dean Foods common stock on the record date and thereafter sell those shares regular way on or prior to the distribution date, you also will be selling your entitlement to the shares of our common stock that would have been distributed to you in the distribution with respect to the shares of Dean Foods common stock you sell. On the first trading day following the distribution date, shares of Dean Foods common stock will begin trading without any entitlement to receive shares of our common stock.
          On the first trading day following the distribution date, any when-issued trading in respect of our common stock will end and regular way trading will begin. “Regular way” trading refers to trading after the security has been distributed and typically involves a trade that settles on the third full trading day following the date of the sale transaction. If trading does begin on a “when-issued” basis, you may purchase or sell our common stock after that time, but your transaction will not settle until after the distribution date. Shares of our common stock generally will be freely tradable after the distribution date.
          We cannot predict the trading prices for our common stock before or after the distribution date. Immediately after the distribution, the trading price of our common stock may fluctuate significantly, particularly until an orderly market develops. Some of the Dean Foods stockholders who receive TreeHouse shares may decide that their investment objectives do not include ownership of shares in a small capitalization company, and may sell their TreeHouse shares following the distribution. In particular, certain Dean Foods stockholders that are institutional investors have investment parameters that depend on their portfolio companies maintaining a minimum market capitalization that we may not achieve after the distribution. This may delay the development of an orderly trading market in the TreeHouse shares for a period of time following the distribution. Prices for our common stock will be determined in the trading markets and may be influenced by many factors, including:

•	actual or anticipated fluctuations in our financial results;

•	developments generally affecting the food manufacturing industry;

•	general economic, industry and market conditions;

•	the depth and liquidity of the market for our common stock;

•	investor perceptions of our business and us; and

•	the impact of the factors referred to in “Risk Factors.”
          Following the distribution, Dean Foods’ common stock will continue to be listed and traded on the New York Stock Exchange under the symbol “DF.” As a result of the distribution, we expect that the trading price of Dean Foods common stock immediately following the distribution will be lower than the trading price of Dean Foods common stock immediately prior to the distribution. In addition, the combined trading prices of Dean Foods common stock and the TreeHouse common stock after the distribution may be less than the trading prices of Dean Foods common stock immediately prior to the distribution. The prices for Dean Foods common stock will be determined in the marketplace and may be influenced by many factors, including the depth and liquidity of the market for the shares, Dean Foods’ results of operations, what investors think of Dean Foods’ dairy and branded products businesses, changes in economic conditions in the dairy and branded products industries and general economic and market conditions.
          Following the distribution, Dean Foods’ operations will consist only of its dairy and branded products businesses. These businesses represented approximately 93.4% of Dean Foods’ consolidated net sales for the year ended December 31, 2004. Some Dean Foods stockholders may decide that their investment objectives do not include ownership of shares in a company consisting only of dairy and branded products businesses, and may sell their Dean Foods common stock following the distribution. Furthermore, certain Dean Foods stockholders that are institutional investors have investment parameters that depend on their portfolio companies maintaining a minimum market capitalization that Dean Foods may not achieve after the distribution. These and other factors may delay or hinder the return to an orderly trading market in the Dean Foods common stock following the distribution.

          We have appointed The Bank of New York to serve as transfer agent and registrar for our common stock.
          You should consult with your own financial advisors, such as your stockbroker, bank or tax advisor with respect to your continued ownership of our common stock. We do not make recommendations on the purchase, retention or sale of shares of Dean Foods common stock or TreeHouse common stock.
          If you do decide to sell any shares, you should make sure your stockbroker, bank or other nominee understands whether you want to sell your Dean Foods common stock or your TreeHouse common stock, or both.
Federal Securities Laws Considerations
          General. Shares of our common stock distributed to Dean Foods stockholders in the distribution will be freely transferable under the Securities Act of 1933, as amended, except for shares received by persons who may be deemed to be our affiliates. Persons who may be deemed to be our affiliates after the distribution generally include individuals or entities that control, are controlled by or are under common control with us, and may include certain of our officers, directors or principal stockholders. After we become a publicly traded company, securities held by our affiliates will be subject to the resale restrictions under the Securities Act. Our affiliates will be permitted to sell shares of our common stock only pursuant to an effective registration statement or an exemption from the registration requirements of the Securities Act, such as the exemption afforded by Rule 144 under the Securities Act. Our affiliates will not be permitted to sell shares of our common stock under Rule 144 until 90 days after the date on which the registration statement of which this information statement forms a part is declared effective, subject to satisfaction of the other conditions of Rule 144. It is believed that persons who may be deemed to be affiliates of TreeHouse after the distribution will beneficially own approximately 1,538,929 TreeHouse shares, or approximately 4.9% of the outstanding TreeHouse shares.
          Restrictions on Transfer Contained in the Stockholders Agreement. No shares of TreeHouse common stock acquired by the management investors pursuant to the subscription agreements entered into by TreeHouse and each management investor in connection with the management investors’ investment in TreeHouse, or any shares of TreeHouse common stock or other securities received in respect of such common stock may be, directly or indirectly, sold, assigned, mortgaged, transferred, pledged, hypothecated or otherwise disposed of until January 27, 2008, subject to certain exceptions set forth in the stockholders agreement.
Material U.S. Federal Income Tax Consequences of the Distribution
          The following discussion is a summary of the material U.S. federal income tax consequences of the distribution to Dean Foods and its stockholders. This discussion is based on the Code, laws, regulations, rulings and decisions in effect on the date hereof, all of which are subject to change, possibly with retroactive effect, and to varying interpretations, which could result in U.S. federal income tax consequences different from those described below.
          This discussion addresses only the U.S. federal income tax consequences to Dean Foods stockholders who hold their shares of stock as capital assets and does not address all of the U.S. federal income tax consequences that may be relevant to particular holders in light of their individual circumstances. This discussion does not address the tax consequences to holders who are subject to special rules, including, without limitation, financial institutions, tax-exempt organizations, insurance companies, dealers in securities or foreign currencies, foreign holders, persons who hold their shares as or in a hedge against currency risk, persons who hold their shares as a result of a constructive sale or as part of a conversion transaction, holders who acquired their shares of stock pursuant to the exercise of employee stock options or otherwise as compensation, or holders of options to acquire Dean Foods common stock. In addition, this discussion does not address the tax consequences to Dean Foods stockholders under any state, local or foreign tax laws or the alternative minimum tax provisions of the Code.

          YOU ARE URGED TO CONSULT YOUR TAX ADVISER WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES TO YOU OF THE DISTRIBUTION, INCLUDING THE EFFECTS OF U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX RULES AND THE EFFECT OF POSSIBLE CHANGES IN LAWS THAT MAY AFFECT THE TAX CONSEQUENCES DESCRIBED IN THIS INFORMATION STATEMENT.
          Dean Foods has received a private letter ruling from the IRS to the effect that the distribution of our common stock held by Dean Foods to its stockholders will qualify as a tax-free transaction under Section 355 of the Code, and that certain transactions undertaken to transfer assets to us in connection with the distribution will not result in any tax liability to Dean Foods. The ruling provides that for U.S. federal income tax purposes:

•	no gain or loss will be recognized by Dean Foods on the distribution;

•	no gain or loss will be recognized by, and no amount will otherwise be included in the income of, a holder of Dean Foods common stock on the distribution, except to the extent such holder receives cash in lieu of a fractional share of our common stock;

•	a Dean Foods stockholder who receives shares of our common stock in the distribution will have an aggregate basis in the holder’s shares of our common stock (including any fractional share of our common stock to which the holder is entitled) and the holder’s shares of Dean Foods common stock immediately after the distribution equal to the holder’s aggregate basis in the holder’s shares of Dean Foods common stock immediately before the distribution, which basis will be allocated between the holder’s shares of Dean Foods common stock and shares of our common stock in proportion to their relative fair market values on the date of the distribution;

•	the holding period for the shares of our common stock received by a Dean Foods stockholder will include the holding period for the shares of the Dean Foods common stock with respect to which the shares of our common stock are received, provided that such shares of Dean Foods common stock are held as capital assets on the date of the distribution; and

•	a stockholder of Dean Foods who receives cash from the distribution agent in respect of a fractional share of our common stock will recognize capital gain or loss on the sale of the fractional share interest equal to the difference between the cash received and the stockholder’s basis in the fractional share interest (as determined above) provided that such fractional share interest is held as a capital asset.
          A private letter ruling from the IRS, while generally binding on the IRS, may under certain circumstances be retroactively revoked or modified by the IRS. A letter ruling is based on the facts and representations presented in the request for the ruling. Generally, a letter ruling will not be revoked or modified retroactively if there has been no misstatement or omission of material facts, the facts at the time of the transaction are not materially different from the facts upon which the letter ruling was based, and there has been no change in the applicable law. Neither we nor Dean Foods are aware of any facts or circumstances that would cause any of the representations in the ruling request to be untrue or incomplete.
          Under its current ruling policy, the IRS will not determine whether a distribution satisfies the following three requirements for a Section 355 distribution: (i) whether a distribution is being carried out for one or more corporate business purposes, (ii) whether a distribution is used principally as a device for the distribution of earnings and profits, or (iii) whether a distribution and an acquisition are part of a plan described in Section 355(e) of the Code. Instead, such determinations may be made upon an examination of Dean Foods’ income tax return. Dean Foods was required to submit representations to the IRS that there is a valid business purpose for the distribution, the distribution is not being used as a device for the distribution of earnings and profits and the distribution is not part of a plan described in Section 355(e) of the Code. If these representations are incorrect or inaccurate in any material respect, the distribution would be taxable to Dean Foods and possibly its stockholders.

          Therefore, in addition to obtaining the letter ruling, Dean Foods and we expect to obtain at or around closing an opinion from the law firm of Wilmer Cutler Pickering Hale and Dorr LLP that the distribution will qualify as a transaction under Section 355 of the Code. The opinion of counsel will rely on the IRS letter ruling as to matters covered by the ruling. It also will be based on, among other things, certain assumptions and representations as to factual matters made by Dean Foods and us, which if incorrect or inaccurate in any material respect would jeopardize the conclusions reached by counsel in its opinion. Dean Foods and we are not aware of any facts or circumstances that would cause such assumptions and representations to be untrue or incorrect. The opinion will represent the views of Wilmer Cutler Pickering Hale and Dorr LLP as to the interpretation of existing tax law. Such opinion will not be binding on the IRS or the courts, and the IRS or the courts may not agree with the opinion.
          If the distribution does not qualify as a transaction under Section 355 of the Code, Dean Foods would recognize taxable gain equal to the amount by which the fair market value of our common stock distributed to the Dean Foods stockholders exceeds Dean Foods’ tax basis in our common stock. In addition, each stockholder who receives our common stock in the distribution would generally be treated as receiving a taxable distribution in an amount equal to the fair market value of our common stock received (including any fractional share sold on behalf of the stockholder), which would be taxable as a dividend to the extent of the holder’s pro rata share of Dean Foods’ current and accumulated earnings and profits (as increased to reflect any gain recognized by Dean Foods on the taxable distribution). The balance of the distribution will be treated as a nontaxable return of capital to the extent of the holder’s tax basis in its shares of Dean Foods common stock, with any remaining amount being taxed as capital gain.
          Even if the distribution otherwise qualifies under Section 355 of the Code, it may be taxable to Dean Foods (but not to Dean Foods stockholders) under Section 355(e) of the Code, if the distribution is later deemed to be part of a plan (or series of related transactions) pursuant to which one or more persons acquire directly or indirectly stock representing a 50 percent or greater interest in Dean Foods or us. For this purpose, any acquisitions of Dean Foods stock or of our common stock within the period beginning two years before the distribution, and ending two years after the distribution, are presumed to be part of such a plan, although we or Dean Foods may be able to rebut that presumption. Other than the purchase of our common stock by the management investors, we are not aware of any acquisitions of Dean Foods stock or our stock within the period beginning two years before the distribution that must be taken into account for purposes of Section 355(e) of the Code. In addition, neither Dean Foods nor we are a party to or aware of any plan pursuant to which one or more persons would acquire directly or indirectly stock representing a 50 percent or greater interest in Dean Foods or us following the distribution. If acquisitions of our stock or Dean Foods stock cause Section 355(e) of the Code to apply, Dean Foods would recognize taxable gain as described above, but the distribution would be tax-free to each Dean Foods stockholder (except for cash received in respect of a fractional share of our common stock).
          Under the tax sharing agreement between Dean Foods and us, we are required to pay or reimburse Dean Foods for any taxes arising from the failure of the distribution to qualify under Section 355 of the Code (including as a result of the application of Section 355(e) of the Code) if the failure to so qualify is attributable to actions, events, or transactions relating to the stock, assets, or business of us or any of our affiliates or a breach of the relevant representations or covenants made by us in the tax sharing agreement or the distribution agreement or to Wilmer Cutler Pickering Hale and Dorr LLP in connection with rendering its opinion. If the failure of the distribution to qualify under Section 355 of the Code is attributable to a breach of certain representations made by both us and Dean Foods or a change in law or change in the interpretation or application of any existing law after the execution of the tax sharing agreement, we will be required to pay or reimburse Dean Foods for 50% of the taxes arising from the failure to so qualify. See “Our Relationship with Dean Foods After the Distribution — Tax Sharing Agreement” for a more detailed discussion of the tax sharing agreement between Dean Foods and us.
          Accordingly, if the distribution does not qualify under Section 355 or is part of a plan described in Section 355(e), Dean Foods and possibly its stockholders could be subject to a material amount of taxes as a result of the distribution and we may be liable to Dean Foods for any such taxes.

          Current U.S. Treasury regulations require each Dean Foods stockholder who receives shares of our common stock in the distribution to attach to his or her U.S. federal income tax return for the year in which the distribution occurs a detailed statement setting forth such data as may be appropriate to show the applicability of Section 355 of the Code to the distribution. Dean Foods will provide its stockholders who receive our common stock pursuant to the distribution with the information necessary to comply with such requirement.
Reason for Furnishing this Information Statement
          This information statement is being furnished solely to provide information to stockholders of Dean Foods who will receive shares of our common stock in the distribution. It is not and is not to be construed as an inducement or encouragement to buy or sell any of our securities. The information contained in this information statement is accurate as of the date set forth on its cover. Changes may occur after that date, and we will not update the information except in the normal course of our public disclosure obligations and practices.

OUR RELATIONSHIP WITH DEAN FOODS AFTER THE DISTRIBUTION
General
          Currently we are an indirect, majority-owned subsidiary of Dean Foods. After the distribution, Dean Foods will not have any ownership interest in our common stock, and we will be an independent, publicly traded company.
          We will enter into certain agreements with Dean Foods prior to the distribution to define our ongoing relationship after the distribution. These agreements will include agreements that define our respective responsibilities for taxes, employee matters and all other liabilities and obligations related to our business. We will enter into these agreements with Dean Foods while we are still a majority-owned subsidiary of Dean Foods. As a result, certain terms of these agreements are not necessarily the same as could have been obtained from an independent third party.
          The following descriptions are summaries of the material terms of the agreements that we will enter into with Dean Foods. We encourage you to read, in their entirety, each of the agreements which are included as exhibits to the registration statement of which this information statement forms a part.
Distribution Agreement
          The distribution agreement will provide for, among other things, the principal corporate transactions required to effect the separation of our business from Dean Foods, the distribution of our common stock owned by Dean Foods to the holders of record of Dean Foods common stock and certain other agreements governing our relationship with Dean Foods after the distribution date.
          The Transfer. Pursuant to the distribution agreement, Dean Foods will transfer, or cause its subsidiaries to transfer, to us the assets described under “Our Business and Properties.” These assets include: Dean Foods’ right, title and interest in all properties, assets and rights of every nature, kind and description, tangible and intangible (including goodwill), whether real, personal or mixed, whether accrued, contingent or otherwise that primarily relate to, or are primarily held for use in connection with, Dean Foods’ Specialty Foods Group, Mocha Mix®, Second Nature® and foodservice salad dressings businesses (collectively, the “transferred businesses”), including but not limited to:

•	working capital assets (but excluding cash);

•	fixed assets;

•	intangible assets;

•	capital leases; and

•	other long-term assets, but excluding the trade names “Dean Foods,” “Carb Conquest” and “Fieldcrest” (and any derivatives of any such trade name) and associated logos.
          For a more complete description of the assets and properties to be held by us after the distribution, see “Our Business and Properties.”
          The transfers will occur immediately prior to the distribution of our common stock owned by Dean Foods to Dean Foods’ stockholders and will be made on an “as is, where is” basis without any representations or warranties, and we will bear the economic and legal risks of the transfer. We also will assume and agree to perform and fulfill all of the liabilities arising after the distribution date out of the ownership or use of the transferred assets or the operation of the transferred businesses both before and after the transfer.
          The Distribution. Completion of the distribution is subject to the satisfaction or waiver of certain conditions, including those described in the section titled “The Distribution — Distribution Conditions.” Even if all of the conditions to the distribution are satisfied, Dean Foods will have the right to terminate the distribution agreement and the related transactions at any time prior to the distribution date. The

Board of Directors of Dean Foods currently intends to proceed with the distribution if each condition is satisfied.
          Dean Foods has the sole and absolute discretion without our approval or the approval of Dean Foods’ stockholders to determine whether and when to proceed with the distribution and whether to alter any and all terms of the distribution at any time prior to the distribution date. However, in the event that the distribution agreement is terminated and the distribution is abandoned, Dean Foods may be required to pay certain termination fees and/or repurchase the TreeHouse common stock from the management investors pursuant to the stockholders agreement. See “— Stockholders Agreement.” In addition, if Dean Foods causes us to terminate the employment agreements of the management investors under such circumstances, we will be required to pay each management investor a severance payment equal to two times (or three times, in the case of Mr. Reed) the sum of the annual base salary payable to the management investor plus any target bonus. See “Executive Compensation — Employment Agreements — General.”
          After the distribution date, the distribution agreement may not be terminated except by an agreement in writing signed by both Dean Foods and us.
          Indemnification, Releases and Insurance Matters. The distribution agreement will provide for cross-indemnities principally designed to place financial responsibility for the liabilities of our business with us and financial responsibility for the obligations and liabilities of Dean Foods’ retained businesses with Dean Foods, except as may otherwise be set forth in the distribution agreement. Other than the specific indemnities and in certain other limited instances set forth therein, the distribution agreement will provide for us and our affiliates to release Dean Foods and its affiliates and for Dean Foods and its affiliates to release us and our affiliates from all liabilities arising from or based on facts existing on or before the distribution date. The distribution agreement will establish procedures with respect to indemnification claims, releases and related matters.
          The distribution agreement also will provide for the allocation of benefits between Dean Foods and us under existing insurance policies after the distribution date for occurrences prior to the distribution date and set forth procedures for the administration of insured claims.
          Dispute Resolution. The distribution agreement will contain provisions that govern, except as otherwise provided in any related agreement, the resolution of disputes, controversies or claims that may arise between us and Dean Foods. These provisions will contemplate that efforts will be made to resolve disputes, controversies and claims by escalation of the matter to senior management or other mutually agreed representatives of us and Dean Foods. If such efforts are not successful, either we or Dean Foods will be permitted to submit the dispute, controversy or claim to a court for resolution.
City of Industry Plant
          Upon the distribution, we will assume the lease of Dean Foods’ City of Industry South plant located in City of Industry, California, where Dean Foods manufactures the foodservice salad dressings that will be transferred to us in connection with the distribution. In addition to salad dressings, Dean Foods processes various other product lines at this production facility that will not be transferred to us. Production of all products, except salad dressings, will be transferred out of this production facility and into other Dean Foods facilities beginning in the second quarter of 2005, and we expect this transfer to be completed by the second quarter of 2007. Following the distribution, the production of Mocha Mix® and Second Nature® will be transitioned from two other Dean Foods production facilities to our City of Industry plant. We expect the transition of production into the City of Industry plant to be completed during the third quarter of 2005. We will have a co-pack agreement with Dean Foods for the production of these products. See “— Co-Pack Agreement.”

Transition Services Agreement
          We will enter into a transition services agreement with Dean Foods pursuant to which Dean Foods will provide for us a variety of transitional corporate services for a period of time following the distribution, including certain employee benefits administration and payroll, information technology and other administrative services. Each service will be made available to us on an as-needed basis through December 31, 2005, or such shorter or longer periods as may be provided in the transition services agreement. The fees charged for the services will generally be based upon the fair market value of providing the services.
          We will be permitted to terminate the provision of a particular service upon no less than 30 days’ notice to Dean Foods. In addition, either we or Dean Foods will be permitted to terminate the transition services agreement for cause or upon certain changes of ownership relating to the other party as set forth in the transition services agreement.
Employee Matters Agreement
          We will enter into an employee matters agreement with Dean Foods that will provide for our respective obligations to employees and former employees who are or were associated with our business and for other employment and employee benefits matters. The material terms of the employee matters agreement are described below.
          Pursuant to the employee matters agreement, after the distribution we will employ all employees of Dean Foods with employment duties principally related to our business who are not covered by collective bargaining agreements on terms and conditions substantially similar to the current terms and conditions of their employment with Dean Foods. We also will employ all employees covered by collective bargaining agreements that currently are in effect at our operations. However, no such agreement between us and Dean Foods will be deemed to create any third-party rights.
          Currently, approximately 63% of our full time distribution, production and maintenance employees are covered by collective bargaining agreements with the International Brotherhood of Teamsters or the United Food and Commercial Workers Union. Some of the collective bargaining agreements include obligations to contribute to multiemployer pension plans. The agreement between Dean Foods and us will provide that we will assume the obligations to make the contributions to the multiemployer pension plans that are required to be made pursuant to the collective bargaining agreements.
          We expect to establish tax-qualified retirement plans substantially similar to the Dean Foods retirement plans in which non-union employees will participate. For those employees covered by collective bargaining agreements, we expect to establish tax-qualified retirement plans as required by the applicable collective bargaining agreements. We expect to grant credit for service that was recognized under the Dean Foods plans for all purposes under our plans. Subject to the requirements of applicable law, Dean Foods has agreed to transfer the assets and liabilities of the Dean Foods retirement plans attributable to transferring employees of our business to our plans. We also will provide other postretirement benefits for certain of our employees and certain former employees of our business pursuant to the terms of certain plans.
          We will establish certain health and welfare, life insurance and disability plans substantially similar to such comparable Dean Foods plans in which non-union employees will participate. For those employees covered by collective bargaining agreements, we expect to establish such plans as required by the applicable collective bargaining agreements. Until the creation of such plans, Dean Foods shall continue to provide coverage at our expense for employees and certain former employees of our business under the Dean Foods plans in which such employees and former employees participate as of the distribution date.
          Pursuant to the distribution agreement between Dean Foods and us, we will assume and indemnify Dean Foods against all liabilities related to employees of the transferred businesses who will be employed by us and certain former employees. See “— Distribution Agreement.”

Tax Sharing Agreement
          We will enter into a tax sharing agreement with Dean Foods which will generally govern Dean Foods’ and our respective rights, responsibilities and obligations after the distribution with respect to taxes attributable to our business, as well as any taxes incurred by Dean Foods as a result of the failure of the distribution to qualify for tax-free treatment under Section 355 of the Code.
          General Taxes. Under the tax sharing agreement, we will, with certain exceptions, be liable for all U.S. federal, state, local and foreign taxes attributable to our business that are required to be paid after the distribution. The tax sharing agreement sets forth rules for determining which taxes are attributable to our business and rules on the effect of subsequent adjustments to those taxes due to tax audits or examinations.
          Distribution-Related Taxes. Under the tax sharing agreement, we will be liable for taxes that may be incurred by Dean Foods that arise from the failure of the distribution to qualify as a tax-free transaction under Section 355 of the Code (including as a result of Section 355(e) of the Code) if the failure to so qualify is attributable to actions, events, or transactions relating to the stock, assets, or business of us or any of our affiliates, or a breach of the relevant representations or covenants made by us in the tax sharing agreement or the distribution agreement or to Wilmer Cutler Pickering Hale and Dorr LLP in connection with rendering its opinion. If the failure of the distribution to qualify under Section 355 of the Code is attributable to a breach of certain representations made by both us and Dean Foods or a change in law or change in the interpretation or application of any existing law after the execution of the tax sharing agreement, we will be liable for 50% of the taxes arising from the failure to so qualify. Under the tax sharing agreement, we are also liable for taxes (not to exceed $20 million) arising from certain intercompany transactions effectuated in connection with the distribution. We expect that we will be required to reimburse Dean Foods for taxes under this provision, but are unable to estimate the amount at this time.
          Administrative Matters. The tax sharing agreement also will set forth Dean Foods’ and our respective obligations with respect to the filing of tax returns, the administration of tax contests, assistance and cooperation and other matters.
Trademark License Agreements
          We will enter into a trademark license agreement with Dean Foods pursuant to which Dean Foods will grant to us a royalty-free license to use the Dean® and Fieldcrest® trademarks until our current supply of packaging materials is depleted. In addition, we will enter into a separate trademark license agreement with Dean Foods pursuant to which we will grant to Dean Foods a perpetual, royalty-free license to use the Rod’s® trademark in connection with Dean Foods’ operations. The trademark license agreements will contain standard provisions, including those dealing with quality control and termination upon, among other things, material breach or bankruptcy.
Co-Pack Agreement
          We will enter into a co-pack agreement with Dean Foods, pursuant to which Dean Foods will supply Mocha Mix® and Second Nature® products to us until July 31, 2005 (subject to an extension until September 30, 2005 in certain circumstances), and we will supply certain products currently produced at the City of Industry South plant, including imitation sour cream and dip products, to Dean Foods for a period of two years after the distribution date. See “— City of Industry Plant.”
Stockholders Agreement
          On January 27, 2005, TreeHouse and Dean Foods entered into a stockholders agreement with each of the management investors. The stockholders agreement provides that Dean Foods, TreeHouse and the management investors will use commercially reasonable efforts to consummate the distribution by means of a tax-free dividend. The consummation of the distribution is conditioned on the satisfaction of certain conditions for the sole benefit of Dean Foods. See “The Distribution — Distribution Conditions” for more information. The material terms of the stockholders agreement are described below.

          If the distribution is not consummated by October 31, 2005 (other than as a result of a default by the management investors, as defined in the stockholders agreement) or if Dean Foods does not proceed with the distribution, then Dean Foods will have the right to repurchase the common stock of TreeHouse from the management investors, and the management investors will have the right to sell such stock to Dean Foods, at an aggregate repurchase price of $11 million. In the event of a default by the management investors prior to the consummation of the distribution, Dean Foods will have the right to repurchase the common stock of TreeHouse from the management investors at a price equal to the lesser of the initial purchase price or the fair market value of such stock determined in accordance with the stockholders agreement. If, prior to the consummation of the distribution, Dean Foods decides not to pursue the distribution because Dean Foods has received an alternative proposal for an acquisition of Dean Foods or the businesses to be transferred to us, then Dean Foods also will pay the management investors a transaction fee equal to 1% of the total enterprise value of Dean Foods’ Specialty Foods Group, Mocha Mix®, Second Nature® and foodservice salad dressings businesses determined in accordance with the stockholders agreement.
          We have agreed to reimburse Dean Foods up to $12.5 million of fees and expenses incurred by Dean Foods in connection with the distribution. In addition, we have agreed to reimburse Dean Foods for up to $20 million of potential tax liabilities that could result from intercompany transactions effectuated in connection with the distribution. We expect that we will be required to reimburse Dean Foods for taxes under this provision, but are unable to estimate the amount at this time. If we are required to reimburse Dean Foods for these tax liabilities, then we have agreed to issue additional shares of our common stock to the management investors to reflect a revised valuation of TreeHouse that takes into account the tax liability reimbursement. See “— Tax Sharing Agreement” for more information.
          The management investors will not be entitled to transfer or sell the shares purchased pursuant to the subscription agreements entered into by TreeHouse and each of the management investors until January 27, 2008, except, among other things, in accordance with put and call rights as defined in the stockholders agreement or as payment of the exercise price of the stock options that will be granted shortly after the distribution.
          Shares of TreeHouse common stock held by a management investor may be transferred for estate-planning purposes, including transfers to a trust, a charitable remainder trust, a corporation, partnership or limited liability company, in each case, subject to the limitations set forth in the stockholders agreement. In addition, if a management investor’s employment is terminated due to his death or disability (as defined in the applicable employment agreement) prior to the distribution, the management investor will have the right to sell all, but not less than all, of his shares of our common stock to Dean Foods, and Dean Foods will have the obligation to purchase such common stock at a price equal to the aggregate purchase price of such common stock.
          For a more complete understanding of the terms of the stockholders agreement, please refer to the entire text of the stockholders agreement and the memorandum of amendment filed as exhibits to the Form 10 registration statement, of which this information statement forms a part.
Mr. Engles
          Gregg L. Engles, Dean Foods’ Chairman of the Board and Chief Executive Officer, is a member of our Board of Directors. See “Management.”
          Upon the distribution, Mr. Engles’ vested options to purchase shares of Dean Foods common stock will be adjusted pro rata into the vested right to purchase shares of Dean Foods common stock and the vested right to purchase shares of TreeHouse common stock based on the distribution ratio. For a description of the treatment of Mr. Engles’ unvested options to purchase shares of Dean Foods common stock, see “The Distribution — Effect of the Distribution on Dean Foods’ Outstanding Stock Options and Restricted Stock Units.”

CAPITALIZATION
          The following table sets forth our capitalization as of March 31, 2005 on a historical basis and a pro forma basis to give effect to the distribution and transactions related to the distribution. You should read this table together with the “Selected Historical Combined Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical and unaudited pro forma condensed combined financial statements included elsewhere in this information statement. Please see Note 1 to our Combined Financial Statements for a description of the basis of presentation of the historical financial information shown below. The pro forma entries reflected in the table below (1) eliminate Dean Foods’ receivables-backed facility of $22.4 million, (2) add our obligation to reimburse up to $12.5 million of transaction-related expenses incurred by Dean Foods, and (3) add the transfer to us of approximately $3.0 million of manufacturing assets related to the Mocha Mix®, Second Nature® and foodservice salad dressings businesses currently conducted by other affiliates of Dean Foods. For further explanation of the unaudited pro forma adjustments made to our historical financial statements, see “Unaudited Pro Forma Condensed Combined Financial Statements.”

	As of March 31, 2005

	Historical	Pro Forma

	(unaudited)
	(In thousands,
	except share data)
Liabilities:
Total long-term debt(1)	$28,860	$18,960

Shareholder’s equity:
Common Stock, par value $0.01 per share, 40,000,000 authorized, 30,752,567 issued and outstanding as of March 31, 2005	$—	$308
Additional paid-in capital	—	488,745
Parent’s net investment	476,153	—

Total shareholder’s equity	$476,153	$489,053

(1)	Includes current portion of long-term debt.

DIVIDEND POLICY
          We presently intend to retain future earnings, if any, to finance the expansion of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. All decisions regarding our payment of dividends will be made by our Board of Directors from time to time in accordance with applicable law after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs, plans for expansion and possible loan covenants which may restrict or prohibit our payment of dividends.

SELECTED HISTORICAL COMBINED FINANCIAL DATA
          The following tables set forth our selected historical financial data prepared on a combined basis. You should read the information set forth below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical Combined Financial Statements and Notes to those statements included elsewhere in this information statement. Please see Note 1 to our Combined Financial Statements for a description of the basis of presentation of the historical data shown below. The Statement of Operations Data for the years ended December 31, 2004, 2003 and 2002 and the three months ended March 31, 2005 and 2004 (unaudited) and the Statement of Financial Position Data as of December 31, 2004 and 2003 and March 31, 2005 (unaudited) set forth below are derived from our Combined Financial Statements included elsewhere in this information statement. The Combined Statement of Operations Data for each of the years ended December 31, 2001 and 2000 and March 31, 2004 and 2005 and the Combined Statement of Financial Position Data as of December 31, 2002, 2001 and 2000 set forth below are derived from our unaudited combined financial statements not included in this information statement.
          On December 21, 2001, Suiza Foods Corporation (“Suiza”) acquired the former Dean Foods Company (“Legacy Dean”). At the same time, Suiza changed its name to Dean Foods Company (the “Dean Acquisition”). Dean Foods acquired its Specialty Foods Group segment and foodservice salad dressings business as a part of the Dean Acquisition. The acquisition was accounted for as a purchase and resulted in a revaluation of assets and liabilities to fair value. The related purchase accounting adjustments, including goodwill, have been “pushed down” and are reflected in the Combined Statement of Financial Position Data for 2004, 2003, 2002 and 2001. The 2000 Combined Statement of Financial Position Data and 2001 and 2000 Combined Statement of Operations Data are presented on a predecessor basis and have not been combined as the predecessor Legacy Dean businesses and the Suiza businesses did not operate under common control until December 21, 2001.

	Three Months Ended
	March 31		Year Ended December 31

	2005	2004	2004	2003	2002	2001		2000

	(unaudited)
						Legacy		Legacy
						Dean	Suiza	Dean	Suiza

	(In thousands)
Statement of Operations Data
Net Sales	$166,375	$165,576	$694,619	$696,134	$683,819	$659,586	$27,395	$675,623	$31,408
Gross Profit	37,844	39,597	156,649	178,238	180,577	149,430	15,605	174,433	17,883
Income from continuing operations	11,382	12,485	44,671	63,864	64,597	41,150	7,138	35,490	8,491
Statement of Financial Position Data
Total assets	$618,998	$649,551	$632,922	$660,572	$639,935	$674,095		$504,857	$55,011
Long-term debt(1)(2)	28,860	30,958	28,511	25,205	10,298	10,979		7,598	—

(1)	Includes current portion of long-term debt.

(2)	Beginning in 2003, we began participating in Dean Foods’ receivables-backed facility.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
          The Unaudited Pro Forma Condensed Combined Financial Statements presented below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the audited Combined Financial Statements and the related Notes included elsewhere in this information statement. The following Unaudited Pro Forma Condensed Combined Financial Statements have been prepared giving effect to the distribution as of March 31, 2005 for the Unaudited Pro Forma Condensed Combined Balance Sheet and as of January 1, 2004 for the Unaudited Pro Forma Condensed Combined Statement of Income. These financial statements include adjustments to reflect the elimination of certain transaction-related expenses incurred in 2004 and the addition of pro forma compensation costs for the management investors. In addition, capitalization is adjusted to reflect the distribution in which we retain only company-specific indebtedness. Please see Note 1 to our Combined Financial Statements for a description of the basis of presentation of the historical data shown below.
          The Unaudited Pro Forma Condensed Combined Balance Sheet and Statement of Operations included in this information statement have been derived from the Combined Financial Statements included elsewhere in this information statement and do not purport to represent what our financial position and results of operations would have been had the distribution and related transactions occurred on the dates indicated or to project our financial performance for any future period. Dean Foods did not account for us as, and we were not operated as, a separate, stand-alone entity for the period presented.
          Our Unaudited Pro Forma Condensed Combined Financial Statements do not reflect certain ongoing annual incremental expenses associated with being a separate, stand-alone company for the periods presented. These expenses include marketing, regulatory compliance, raw materials procurement and general expenses related to operating on a separate, stand-alone basis.

TREEHOUSE FOODS, INC.
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
For the Three Months Ended March 31, 2005

	Historical	Adjustments		Pro Forma

	(In thousands, except share data)
Net sales	$166,375	$—		$166,375
Cost of sales	128,531	—		128,531

Gross profit	37,844	—		37,844

Operating costs and expenses	19,710	1,153	(B)	21,863
		1,000	(C)
Other expense	132	188	(D)	320

Income from continuing operations before income taxes	18,002	(2,341)		15,661
Income taxes	6,620	(861	)(E)	5,759

Income from continuing operations	$11,382	$(1,480)		$9,902

Pro forma earnings per share (F):
Basic				$0.32
Diluted				0.31
          See accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Statements.

TREEHOUSE FOODS, INC.
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
For the Year Ended December 31, 2004

	Historical	Adjustments		Pro Forma

	(In thousands, except share data)
Net sales	$694,619	$—		$694,619
Cost of sales	537,970	—		537,970

Gross profit	156,649	—		156,649

Operating costs and expenses	85,081	(4,800	)(A)	88,891
		4,610	(B)
		4,000	(C)
Other expense	826	750	(D)	1,576

Income from continuing operations before income taxes	70,742	(4,560)		66,182
Income taxes	26,071	(1,678	)(E)	24,393

Income from continuing operations	$44,671	$(2,882)		$41,789

Pro forma earnings per share(F):
Basic				$1.36
Diluted				1.32
          See accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Statements.

TREEHOUSE FOODS, INC.
UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
As of March 31, 2005

	Historical	Adjustments		Pro Forma

	(In thousands)
Assets:
Cash and cash equivalents	$87	$—		$87
Accounts receivables, net	30,139	—		30,139
Inventories	105,240	—		105,240
Other current assets	10,839	—		10,839

Total current assets	146,305	—		146,305
Property, plant and equipment	125,381	3,000	(G)	128,381
Goodwill	308,695	—		308,695
Identifiable intangible and other assets	38,617	—		38,617

Total assets	$618,998	$3,000		$621,998

Liabilities:
Accounts payable and accrued expenses	$57,984	$—		$57,984
Current portion of long-term debt	219	—		219

Total current liabilities	58,203	—		58,203
Long-term debt	28,641	(22,400	)(H)	18,741
		12,500	(D)
Deferred income taxes	35,031	—		35,031
Other long-term liabilities	20,970	—		20,970

Total liabilities	142,845	(9,900)		132,945
Common stock, par value $0.01 per share		308	(I)	308
Additional paid-in capital		488,745		488,745
Parent’s net investment	476,153	(12,500	)(D)	—
		3,000	(G)
		22,400	(H)
		(489,053	)(I)

Total liabilities and Parent’s net investment	$618,998	$3,000		$621,998

          See accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Statements.

TREEHOUSE FOODS, INC.
NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

A.	Our historical combined financial statements include a management fee allocated to us from Dean Foods for various services performed by Dean Foods including tax, treasury, human resources, risk management, legal, information technology, internal audit, accounting and reporting. Included in the $11.1 million management fee for 2004 were $4.8 million of transaction-related expenses which will not be recurring. Pro forma entry A eliminates this portion of the management fee charged by Dean Foods.

B.	In January 2005, Dean Foods entered into employment agreements with the management investors. Pro forma entry B reflects annual salaries, bonuses, benefits and other expenses in excess of amounts reflected in our historical Combined Statements of Income. Pro forma entry B reflects the pro forma incremental compensation cost that we may have incurred had the employment agreements been in place as of January 1, 2004. See “Executive Compensation” for further discussion.

C.	Shortly after the Registration Date, as defined under the heading “Executive Compensation” within this information statement, we will grant to the management investors an aggregate award of restricted shares of our common stock equal to 2% in the aggregate of our outstanding common stock on the date of grant. The restricted shares will vest ratably over three years upon the achievement of certain stockholder return objectives set forth in the management investors’ employment agreements and subject to the management investors’ continued employment with us. We estimate aggregate compensation expense of $12 million, or $4 million per year, will be recognized over the three-year vesting period from the date of grant. Pro forma entry C represents estimated compensation expense had this grant been made on January 1, 2004. We also will issue stock options shortly after the Registration Date. Statement of Financial Accounting Standards (“SFAS”) No. 123(R), which will be effective for us in the first quarter of 2006, will require us to expense these options over the vesting period when they are granted. No estimate of this expense has been included in the pro forma adjustments.

D.	As a part of the announcement of the separation of our business from those of Dean Foods, we entered into a stockholders agreement with Dean Foods and the management investors. Under that stockholders agreement, we are required to reimburse Dean Foods up to $12.5 million of fees and expenses incurred by Dean Foods in connection with planning, analysis and execution of the distribution, as well as up to $20 million of certain tax obligations resulting from the distribution. We expect to make a payment to Dean Foods of up to $12.5 million at the date of distribution utilizing our new credit facility. Pro forma entry D represents our estimated liability and related interest expense. The interest expense charge is calculated at an estimated interest rate of 6.0%.

E.	This pro forma adjustment represents the tax effect of pro forma entries A, B, C and D using our blended effective tax rate of 36.8% for the year ended December 31, 2004 and for the three months ended March 31, 2005.

F.	The computation of pro forma earnings per share and shares outstanding for the periods presented are based upon the anticipated number of common shares outstanding upon completion of the distribution. These amounts are based on the distribution ratio of one share of our common stock for every five shares of Dean Foods common stock outstanding.

G.	As discussed in Note 1 to the audited Consolidated Financial Statements, the Mocha Mix®, Second Nature® and foodservice salad dressing businesses are currently integrated within other segments of Dean Foods. As a result, certain assets and liabilities, including accounts receivable, accounts payable, accrued liabilities, and manufacturing equipment, cannot be segregated. Prior to the distribution, Dean Foods will transfer these businesses to us and we will maintain the related assets and liabilities and production, distribution and commission costs after the transfer. We estimate that the working capital assets largely will be offset by the liabilities of these businesses. Pro forma entry F reflects our estimate of the manufacturing assets that will be transferred to us prior to the distribution.

H.	Prior to the distribution, we will cease to participate in the Dean Foods receivables-backed facility. Pro forma entry G reflects the elimination of the facility obligation allocated to us as of March 31, 2005.

I.	This pro forma adjustment eliminates Dean Foods’ net investment and reflects the issuance of an estimated 30.8 million shares of our common stock, par value $0.01 per share, based on the distribution ratio of one share of our common stock for every five shares of Dean Foods common stock outstanding.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
          We are currently a wholly-owned indirect subsidiary of Dean Foods. We were formed on January 25, 2005 in order to accomplish the distribution, via stock dividend, to Dean Foods’ stockholders of Dean Foods’ Specialty Foods Group segment, in addition to the Mocha Mix®, Second Nature® and foodservice salad dressings businesses currently conducted by other segments within Dean Foods.
          We have never conducted operations. Dean Foods intends to transfer the assets and liabilities of its Specialty Foods Group segment, in addition to the Mocha Mix®, Second Nature® and foodservice salad dressings businesses currently conducted by other businesses owned by Dean Foods (collectively, the “transferred businesses”) to us immediately prior to the distribution.
          The Combined Financial Statements contained in this information statement were prepared for the purpose of accomplishing the distribution.
          All of the historical assets, liabilities, sales, expenses, income, cash flows, products, businesses and activities referred to as “ours” in this information statement, including the Combined Financial Statements and the accompanying Notes, are in fact the historical assets, liabilities, sales, expenses, income, cash flows, products, businesses and activities of the transferred businesses. All references in this information statement, including the Combined Financial Statements and accompanying Notes, to “TreeHouse,” “we,” “our” and “us” mean TreeHouse Foods, Inc. as if the transferred businesses had already been transferred, unless the context otherwise requires.
Business Overview
          We believe we are the largest manufacturer of pickles and non-dairy powdered creamer in the United States based upon total sales volumes. We also are the leading retail supplier of private label pickles and private label non-dairy powdered creamer in the United States. We had two reportable segments during all periods discussed in this Management’s Discussion and Analysis of Financial Condition and Results of Operations: pickles and non-dairy powdered creamer. See Note 16 to our Combined Financial Statements. The designation of our segments has been made in anticipation of the distribution. We have designated our reportable segments based largely on how management views our business and on differences in manufacturing processes between product categories. The key performance indicators of both of our segments are sales dollars, gross profit and adjusted gross margin, which is our gross profit less the cost of transporting products to customer locations (referred to in the tables below as “freight out”) and commissions paid to independent brokers.
Our current operations consist of the following:

•	Our pickles segment sells pickles, peppers, relishes and related products. We supply private label pickles to supermarkets and mass merchandisers across the United States. We also sell pickle products to foodservice customers, including relish and hamburger pickle slices. In addition, we sell pickle products under our own brands, including Farmans®, Nalley’s®, Peter Piper® and SteinfeldTM, that have a regional following in certain areas of the country. Our pickles segment also sells sauces and syrups to retail grocers in the Eastern, Midwestern and Southeastern United States under our proprietary Bennett’s®, Hoffman House® and Roddenberry’s® Northwoods® brand names.

•	Our non-dairy powdered creamer segment sells non-dairy powdered creamer under private labels and under our proprietary Cremora® brand. Product offerings in this segment include private label products packaged for retailers, such as supermarkets and mass merchandisers, foodservice products for use in coffee service and other industrial applications, including for repackaging in portion control packages and for use as an ingredient by other food manufacturers.

•	We also sell a variety of aseptic and refrigerated products. Aseptic products are processed under heat and pressure in a sterile production and packaging environment, creating a product that does not require refrigeration prior to use. We manufacture aseptic cheese sauces and puddings for sale primarily in the foodservice market. Our refrigerated products include Mocha Mix®, a non-dairy liquid creamer, Second Nature®, a liquid egg substitute, and salad dressings sold in foodservice channels.
          Prior to 2005, we manufactured and sold aseptic nutritional beverages under co-pack arrangements and private labels. We exited the nutritional beverages business in the fourth quarter of 2004 due to significant declines in volume, which we believed could not be replaced without significant investments in capital and research and development. Our historical financial statements have been restated to reflect the operations and assets related to the nutritional beverages business as discontinued operations.
          We sell our products primarily to the retail grocery and foodservice markets.
Results of Continuing Operations
          The following table presents certain information concerning our financial results from continuing operations, including information presented as a percentage of combined net sales.

	Three Months Ended March 31				Year Ended December 31

	2005		2004		2004		2003		2002

	Dollars	Percent	Dollars	Percent	Dollars	Percent	Dollars	Percent	Dollars	Percent

	(Dollars in thousands)
Combined net sales	$166,375	100.0%	$165,576	100.0%	$694,619	100.0%	$696,134	100.0%	$683,819	100.0%
Cost of sales	128,531	77.3	125,979	76.1	537,970	77.5	517,896	74.4	503,242	73.6

Gross profit	37,844	22.7	39,597	23.9	156,649	22.5	178,238	25.6	180,577	26.4
Operating costs and expenses:
Selling and distribution	14,105	8.5	14,858	9.0	61,484	8.9	57,136	8.2	58,385	8.5
General and administrative	3,721	2.2	2,890	1.7	11,020	1.6	11,719	1.7	12,611	1.8
Management fee paid to Parent	1,470	0.9	1,575	1.0	11,100	1.6	5,400	0.8	3,600	0.5
Amortization of intangibles	414	0.2	336	0.2	1,477	0.2	1,344	0.2	1,551	0.2

Total operating costs and expenses	19,710	11.8	19,659	11.9	85,081	12.2	75,599	10.9	76,147	11.1

Total operating income	$18,134	10.9%	$19,938	12.0%	$71,568	10.3	$102,639	14.7%	$104,430	15.3%

Three Months Ended March 31, 2005 Compared to Three Months Ended March 31, 2004
          Combined Net Sales — Combined first quarter net sales increased approximately 0.5% to $166.4 million in 2005, compared to $165.6 million in the first quarter of 2004. Combined net sales by segment are shown in the table below.

	Combined Net Sales

			$ Increase/	% Increase/
	2005	2004	(Decrease)	(Decrease)

		(Dollars in thousands)
Pickles	$73,206	$79,702	$(6,496)	(8.2)%
Non-dairy powdered creamer	64,884	58,447	6,437	11.0
Other	28,285	27,427	858	3.1

Total	$166,375	$165,576	$799	0.5%

          Declines in sales in the pickles segment in the first quarter of 2005 were offset by increased sales in the non-dairy powdered creamer segment and in other products. Sales in the non-dairy powdered creamer segment increased 11.0% as a result of increased prices in response to rising input costs and increased volumes in our retail and industrial channels. Net sales in the pickles segment decreased 8.2% to $73.2 million in the first quarter of 2005 from $79.7 million in the first quarter of the prior year primarily due to declines in sales to retail customers. Combined net sales of other products increased 3.1% to $28.3 million in the first quarter of 2005 from $27.4 million in the first quarter of the prior year primarily due to increased sales of aseptic cheese sauces and puddings due primarily to disruption of business in the first part of 2004 as a result of the relocation of the manufacturing line in late 2003.
          Cost of Sales — All expenses incurred to bring a product to completion are included in cost of sales, such as raw material, ingredient and packaging costs; labor costs; facility and equipment costs, including costs to operate and maintain our warehouses; and costs associated with transporting our finished products from our manufacturing facilities to our own distribution centers. Cost of sales as a percentage of combined net sales increased to 77.3% in the first quarter of 2005 from 76.1% in the first quarter of 2004, primarily due to increased raw material costs in the pickles segment that could not be passed on to the customer. Higher fuel and energy costs also negatively impacted cost of sales. We continue to experience increases in commodity costs such as casein, cheese and coconut oil compared to the first quarter of 2004. See “— Year Ended December 31, 2004 Compared to Year Ended December 31, 2003 — Results by Segment.”
          Operating Costs and Expenses — Our operating expenses were flat at $19.7 million during the first quarters of 2005 and 2004 as decreased selling expenses were offset by increased fuel prices. Selling expenses decreased primarily due to a reduction of sales and marketing personnel in the fourth quarter of 2004 and lower trade marketing expenses. These decreases were offset somewhat by higher fuel prices, which we estimate added a total of approximately $400,000 to distribution costs in the first quarter of 2005 as compared to the first quarter of 2004. Our operating expenses as a percentage of combined net sales decreased 0.1% to 11.8% in the first quarter of 2005 as compared to 11.9% in the first quarter of 2004 due to the impact of increased sales.
          Operating Income — Operating income during the first quarter of 2005 was $18.1 million, a decrease of $1.8 million, or 9.0%, from operating income of $19.9 million in the first quarter of 2004 as a result of the effect of higher costs of sales in the first quarter of 2005. Our operating margin was 10.9% in the first quarter of 2005 as compared to 12.0% in the prior year.
          Income Taxes — Income tax expense was recorded at an effective rate of 36.8% in both quarters. Our effective tax rate varies based on the relative earnings of our business units.

Three Months Ended March 31, 2005 Compared to Three Months Ended March 31, 2004 — Results by Segment

Pickles —

	Three Months Ended March 31

	2005		2004

	Dollars	Percent	Dollars	Percent

	(Dollars in thousands)
Net sales	$73,206	100.0%	$79,702	100.0%
Cost of sales	59,456	81.2	60,673	76.1

Gross profit	13,750	18.8	19,029	23.9
Freight out and commissions	4,823	6.6	5,048	6.4

Adjusted gross margin	$8,927	12.2%	$13,981	17.5%

          Net sales in the pickles segment decreased by approximately $6.5 million, or 8.2%, in the first quarter of 2005 compared to the first quarter of 2004. The change in net sales from the first quarter of 2004 to 2005 was due to the following:

	Dollars	Percent

	(Dollars in millions)
2004 Net sales	$79.7
Volume	(6.6)	(8.4)%
Pricing	0.1	0.2

2005 Net sales	$73.2	(8.2)%

          The decrease in net sales from 2004 to 2005 resulted primarily from declines in volume sales to retail customers. We lost the business of a large retail customer in the third quarter of 2004; in addition, according to Information Resources, Inc., sales volumes of pickles by all retail grocers was down 3.3% compared to the first quarter of the prior year.
          Cost of sales as a percentage of net sales increased from 76.1% in 2004 to 81.2% in 2005 primarily as a result of significant increases in packaging, raw material and labor and overhead costs. Significant increases in the quarter include (i) a 7% increase in glass costs due in part to rising natural gas; (ii) a 4% increase in plastic containers due to rising resin costs; (iii) an 8% increase in corrugated paper; and (iv) a 14% increase in natural gas costs.
          Freight out and commissions paid to independent brokers decreased $225,000, or 4.5%, to $4.8 million in the first quarter of 2005 compared to $5.0 million as a result of lower volumes. However, freight out and commissions increased as a percentage of net sales to 6.6% in the first quarter of 2005 compared to 6.4% in 2004 due to the relatively smaller decrease in freight out and commissions dollars compared to the decrease in sales dollars.

Non-dairy powdered creamer —

	Three Months Ended March 31

	2005		2004

	Dollars	Percent	Dollars	Percent

	(Dollars in thousands)
Net sales	$64,884	100.0%	$58,447	100.0%
Cost of sales	50,461	77.8	45,531	77.9

Gross profit	14,423	22.2	12,916	22.1
Freight out and commissions	3,214	4.9	3,078	5.3

Adjusted gross margin	$11,209	17.3%	$9,838	16.8%

          Net sales in the non-dairy powdered creamer segment increased by approximately $6.4 million, or 11%, in the first quarter of 2005 compared to the prior year. The change in net sales from 2004 to 2005 was due to the following:

	Dollars	Percent

	(Dollars in millions)
2004 Net sales	$58.4
Volume	3.5	5.9%
Pricing	3.0	5.1

2005 Net sales	$64.9	11.0%

          In the second quarter of 2004, we increased our prices in response to significant increases in raw material costs such as soybean oil and casein. Also, sales volumes increased by approximately 5.9%, which we believe was due to continued positive response to our new packaging for retail customers introduced in mid-2002.
          Cost of sales as a percentage of net sales decreased slightly from 77.9% in the first quarter of 2004 to 77.8% in 2005, as price increases to our customers offset continued increases in raw material and utility costs. Increases in raw material costs included a 31% increase in casein, which was offset somewhat by a 17% decrease in soybean oil in the first quarter of 2005 compared to the first quarter of 2004. Utility costs increased 14% in the first quarter of 2005 compared to the prior year.
          Freight out and commissions paid to independent brokers increased $136,000 to $3.2 million in 2005 compared to $3.1 million in 2004 primarily as a result of the increase in net sales volume. Freight out and commissions as a percentage of net sales decreased to 4.9% in the first quarter of 2005 compared to 5.3% in 2004 as a result of the relatively smaller increase in freight out and commission dollars compared to the increase in sales dollars.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003
          Combined Net Sales — Combined net sales decreased approximately 0.2% to $694.6 million during 2004 from $696.1 million in 2003. Combined net sales by segment are shown in the table below.

	Combined Net Sales

			$ Increase/	% Increase/
	2004	2003	(Decrease)	(Decrease)

	(Dollars in thousands)
Pickles	$339,080	$352,622	$(13,542)	(3.8)%
Non-dairy powdered creamer	241,494	218,563	22,931	10.5
Other	114,045	124,949	(10,904)	(8.7)

Total	$694,619	$696,134	$(1,515)	(0.2)%

          Declines in sales in the pickles segment and in other products in 2004 were offset almost entirely by increased sales in the non-dairy powdered creamer segment. Sales in the non-dairy powdered creamer segment increased 10.5% due to increased prices in response to rising input costs, the acquisition of the Cremora® brand in December 2003 and increased volumes, net of the Cremora® acquisition, in the retail channel. Net sales in the pickles segment decreased 3.8% to $339.1 million in 2004 from $352.6 million in 2003 primarily due to declines in sales to retail customers partially attributable to the bankruptcy of a large foodservice customer and the loss of a retail chain customer in 2004. Combined net sales of other products decreased 8.7% to $114.0 million in 2004 from $124.9 million in 2003 primarily due to lower sales of aseptic cheese sauces and puddings due primarily to continued disruption of business caused by the relocation of our aseptic manufacturing line in late 2003.
          Cost of Sales — All expenses incurred to bring a product to completion are included in cost of sales, such as raw material, ingredient and packaging costs; labor costs; facility and equipment costs, including costs to operate and maintain our warehouses; and costs associated with transporting our finished products from our manufacturing facilities to our own distribution centers. Cost of sales as a percentage of combined net sales increased to 77.5% in 2004 from 74.4% in 2003, primarily due to substantially higher raw material costs, particularly casein, soybean oil, coconut oil and cheese, as well as increases in glass and other packaging costs. In addition, our employee benefit costs increased by approximately $1.7 million, as a result of higher workers’ compensation claims. Higher fuel and energy costs also negatively impacted cost of sales. See “— Year Ended December 31, 2004 Compared to Year Ended December 31, 2003 — Results by Segment.”

          Operating Costs and Expenses — Our operating expenses increased approximately $9.5 million, or approximately 12.5%, during 2004 compared to the prior year. Operating expenses increased primarily due to the following:

•	higher fuel prices, which we estimate added a total of approximately $4 million to distribution costs for 2004 as compared to the prior year; and

•	an increase in the management fee charged by Dean Foods of approximately $5.7 million in 2004 compared to the prior year. Approximately $4.8 million of the increase in the management fee related to the allocation of expenses related to the distribution.
          Our operating expenses as a percentage of combined net sales increased 1.3% to 12.2% in 2004 as compared to 10.9% in 2003.
          Operating Income — Operating income during 2004 was $71.6 million, a decrease of $31.1 million, or 30.3%, from operating income of $102.6 million in 2003 as a result of the effect of higher costs of sales and higher operating costs and expenses in 2004. Our operating margin was 10.3% in 2004 as compared to 14.7% in 2003.
          Income Taxes — Income tax expense was recorded at an effective rate of 36.8% in 2004 compared to 37.3% in 2003. Our effective tax rate varies based on the relative earnings of our business units.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003 — Results by Segment
          We had two reportable segments in 2004: pickles and non-dairy powdered creamer. See Note 16 to our Combined Financial Statements.

Pickles —

	Year Ended December 31

	2004		2003

	Dollars	Percent	Dollars	Percent

	(Dollars in thousands)
Net sales	$339,080	100.0%	$352,622	100.0%
Cost of sales	266,018	78.4	261,109	74.0

Gross profit	73,062	21.6	91,513	26.0
Freight out and commissions	22,589	6.7	21,101	6.0

Adjusted gross margin	$50,473	14.9%	$70,412	20.0%

          Net sales in the pickles segment decreased by approximately $13.5 million, or 3.8%, in 2004 versus 2003. The change in net sales from 2003 to 2004 was due to the following:

	Dollars	Percent

	(Dollars in millions)
2003 Net sales	$352.6
Volume	(6.9)	(2.0)%
Pricing	(6.6)	(1.8)

2004 Net sales	$339.1	(3.8)%

          The decrease in net sales from 2003 to 2004 resulted primarily from declines in volume sales to retail customers attributed to the bankruptcy of a large foodservice customer in 2003, the loss of a large retail customer in 2004 and cool, wet weather in the summer months, which led to decreased retail demand. The balance of the decline in sales was due to price decreases in response to continued competitive pricing pressures in the retail environment.

          Cost of sales as a percentage of net sales increased from 74.0% in 2003 to 78.4% in 2004 primarily as a result of increases in packaging and raw material costs including (i) a 12% increase in glass costs as a result of entering into a new supply agreement with a major glass vendor; (ii) an 8% increase in plastic containers due to rising resin costs; and (iii) rising natural gas costs. In addition, the cost of our employee health and welfare programs increased 15% over 2003 due to increased premiums. Due largely to competitive pressures, we were unable to pass through these product cost increases in 2004 to our customers.
          Freight out and commissions paid to independent brokers increased $1.5 million, or 7.1%, to $22.6 million in 2004 compared to $21.1 million in 2003 primarily as a result of higher fuel and distribution costs.

Non-dairy powdered creamer —

	Year Ended December 31

	2004		2003

	Dollars	Percent	Dollars	Percent

	(Dollars in thousands)
Net sales	$241,494	100.0%	$218,563	100.0%
Cost of sales	186,932	77.4	167,857	76.8

Gross profit	54,562	22.6	50,706	23.2
Freight out and commissions	12,426	5.1	9,837	4.5

Adjusted gross margin	$42,136	17.5%	$40,869	18.7%

          Net sales in the non-dairy powdered creamer segment increased by approximately $22.9 million, or 10.5%, in 2004 versus 2003. The change in net sales from 2003 to 2004 was due to the following:

	Dollars	Percent

	(Dollars in millions)
2003 Net sales	$218.6
Acquisitions	6.7	3.1%
Volume	3.2	1.5
Pricing	13.0	5.9

2004 Net sales	$241.5	10.5%

          Over half of the increase in net sales from 2003 to 2004 was due to price increases passed through to customers in 2004. Price increases in 2004 were in response to significant increases in raw material costs such as soybean oil and casein. Also, volume sales, net of acquisitions, increased by approximately 1.5%, which we believe was due to continued positive response to our new packaging for retail customers introduced in mid-2002. Finally, we benefitted from the full year impact of the Cremora® brand acquired in December 2003.
          Cost of sales as a percentage of net sales increased only slightly from 76.8% in 2003 to 77.4% in 2004, as significant increases in raw material and utility costs were passed through to customers in the form of higher product prices. Increases in raw material costs included a 25% increase in soybean oil and 35% increase in casein in 2004 compared to 2003. Utility costs increased 9% in 2004 compared to 2003, as well as a 15% increase in our employee health and welfare programs in 2004 over 2003 due to increases in insurance costs.
          Freight out and commissions paid to independent brokers increased $2.6 million, or 26.3%, to $12.4 million in 2004 compared to $9.8 million in 2003 primarily as a result of increased fuel costs and due to the increase in net sales volume. Freight and commissions as a percentage of net sales increased to 5.1% in 2004 compared to 4.5% in 2003 as a result of rising fuel and distribution costs.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002
          Combined net sales — Combined net sales increased 1.8% to $696.1 million during 2003 from $683.8 million in 2002. Combined net sales by segment are shown in the table below.

	Combined Net Sales

			$ Increase/	% Increase/
	2003	2002	(Decrease)	(Decrease)

	(Dollars in thousands)
Pickles	$352,622	$356,201	$(3,579)	(1.0)%
Non-dairy powdered creamer	218,563	199,228	19,335	9.7
Other	124,949	128,390	(3,441)	(2.7)

Total	$696,134	$683,819	$12,315	1.8%

          Increases in sales in the non-dairy powdered creamer segment were partially offset by declines in the pickles segment and in other products. Net sales in the non-dairy powdered creamer segment increased 9.7% in 2003 to $218.6 million from $199.2 million in 2002 due to price increases in response to rising raw material costs, as well as volume growth on sales to retail customers. Net sales in the pickles segment declined 1.0% to $352.6 million in 2003 compared to $356.2 million in 2002 largely due to a decrease in sales to foodservice customers due to continued weakness in customer demand as a result of the economic downturn. Net sales of other products decreased 2.7% to $124.9 million in 2003 from $128.4 million in 2002 primarily due to lower sales of aseptic cheese sauces and puddings due to the disruption of business caused by the relocation of our aseptic manufacturing line in late 2003.
          Cost of Sales — All expenses incurred to bring a product to completion are included in cost of sales, such as raw material, ingredient and packaging costs; labor costs; facility and equipment costs, including costs to operate and maintain our warehouses; and costs associated with transporting our finished products from our manufacturing facilities to our own distribution centers. The ratio of cost of sales to combined net sales increased to 74.4% in 2003 from 73.6% in 2002, primarily due to substantially higher raw material costs, particularly soybean oil, corn syrup, and cheese, as well as increases in glass and other packaging costs. See “— Year Ended December 31, 2003 Compared to Year Ended December 31, 2002 — Results by Segment.”
          Operating Costs and Expenses — Our combined operating costs and expenses remained approximately level in 2003 in comparison to 2002. Changes in categories of expenses within operating costs and expenses included the following:

•	general and administrative expenses declined by $892,000 in 2003 in comparison to 2002 due to lower bonus expense as a result of actual results not meeting targets; and

•	the management fee paid to Dean Foods increased by $1.8 million in 2003 from 2002.
          Our operating expenses as a percentage of combined net sales was 10.9% for 2003 as compared to 11.1% for 2002.
          Operating Income — Operating income during 2003 was $102.6 million, a decrease of $1.8 million, or 1.7%, from 2002 operating income of $104.4 million. Our operating margin in 2003 was 14.7% compared to 15.3% in 2002.
          Income Taxes — Income tax expense was recorded at an effective rate of 37.3% in 2003 compared to 37.6% in 2002. Our effective tax rate varies based on the relative earnings of our business units.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002 — Results by Segment
          As noted above, our reportable segments are pickles and non-dairy powdered creamer.

Pickles —

	Year Ended December 31

	2003		2002

	Dollars	Percent	Dollars	Percent

	(Dollars in thousands)
Net sales	$352,622	100.0%	$356,201	100.0%
Cost of sales	261,109	74.0	263,445	74.0

Gross profit	91,513	26.0	92,756	26.0
Freight out and commissions	21,101	6.0	20,358	5.7

Adjusted gross margin	$70,412	20.0%	$72,398	20.3%

          The pickles segment’s net sales decreased by approximately $3.6 million, or 1.0%, in 2003 versus 2002. The change in net sales from 2002 to 2003 was due to the following:

	Dollars	Percent

	(Dollars in millions)
2002 Net sales	$356.2
Volume	(1.3)	(0.4)%
Pricing	(2.3)	(0.6)

2003 Net sales	$352.6	(1.0)%

          The decrease in net sales from 2002 to 2003 resulted from declines in volume sales to foodservice customers as a result of overall weakness in customer demand in the foodservice industry due to the economic downturn and increased promotional expense to retail customers which is recorded as a reduction of the sales price.
          Cost of sales as a percentage of net sales was consistent at 74.0% in 2003 and 2002 as higher raw material prices for cucumbers, sweeteners and packaging in 2003 were offset by cost savings as a result of the closure and consolidation of certain pickle plants in mid to late 2002.
          Freight out and commissions paid to independent brokers increased $743,000, or 3.7%, to $21.1 million in 2003 compared to $20.4 million in 2002 primarily resulting from increases in fuel and distribution costs.

Non-dairy powdered creamer —

	Year Ended December 31

	2003		2002

	Dollars	Percent	Dollars	Percent

	(Dollars in thousands)
Net sales	$218,563	100.0%	$199,228	100.0%
Cost of sales	167,857	76.8	154,052	77.3

Gross profit	50,706	23.2	45,176	22.7
Freight out and commissions	9,837	4.5	8,410	4.2

Adjusted gross margin	$40,869	18.7%	$36,766	18.5%

          Net sales in the non-dairy powdered creamer segment increased by approximately $19.3 million, or 9.7%, in 2003 versus 2002. The change in net sales from 2002 to 2003 was due to the following:

	Dollars	Percent

	(Dollars in millions)
2002 Net sales	$199.2
Volume	17.6	8.8%
Pricing	1.8	0.9

2003 Net sales	$218.6	9.7%

          The increase in net sales from 2002 to 2003 was primarily a result of increased volume sales to retail customers. We believe the increase in sales to retail customers was the result of a positive response to our new packaging for retail customers introduced in mid-2002. Sales also increased due to increased prices in response to rising soybean oil and sweetener costs.
          Cost of sales as a percentage of net sales decreased from 77.3% in 2002 to 76.8% in 2003, primarily as a result of an 11% decrease in casein prices.
          Freight out and commissions paid to independent brokers increased by $1.4 million, or 17.0%, to $9.8 million in 2003 compared to $8.4 million in 2002 primarily as a result of the increase in net sales volume. Freight out and commissions as a percentage of net sales increased to 4.5% in 2003 compared to 4.2% in 2002 as a result of rising fuel and distribution costs.
Liquidity and Capital Resources
          Historically, we have generated and expect to continue to generate positive cash flow from operations.
          As part of Dean Foods, our cash is swept regularly by Dean Foods. Dean Foods also funds our operating and investing activities as needed. Our transfers of cash both to and from Dean Foods’ cash management system are reflected on our balance sheets as “Parent’s net investment.” Dean Foods does not allocate the interest expense related to its receivables-backed facility or other financing obligations to its segments, except for specific borrowings for industrial revenue bonds. Therefore, the interest expense reflected in our Combined Financial Statements relates only to our capital lease and industrial revenue bond obligations.
          At the time of the distribution, we do not anticipate having any outstanding long-term debt, except for our capital lease obligations and borrowings necessary to pay the transaction-related expenses associated with the distribution. Debt balances as of March 31, 2005 include proceeds from an accounts receivable securitization of $22.4 million and capital lease obligations of $6.5 million. We sell accounts receivable through a receivables-backed facility controlled by Dean Foods. Prior to the distribution, we will cease to participate in Dean Foods’ receivables-backed facility, and at the date of the distribution we will have no obligations under this facility.
          Our short-term financing needs primarily are for financing of working capital during the year and reimbursement of transaction expenses associated with the distribution. Due to the seasonality of pickle production driven by the cucumber harvest cycle, which occurs primarily during the spring and summer, pickle inventories generally are at a low point in late spring and at a high point during the fall. Our long-term financing needs will depend largely on potential acquisition activity.
          Our senior credit facility that we anticipate entering into concurrent with the distribution date is a five-year, $400 million unsecured revolving credit facility. We may request to increase the commitments under the credit facility up to an aggregate of $500 million upon the satisfaction of certain conditions. Proceeds from the credit facility may be used for working capital and general corporate purposes, including acquisition financing, and to pay fees and expenses in connection with the distribution. The credit facility will contain various financial and other restrictive covenants and will require that we maintain certain financial ratios, including a leverage and interest coverage ratio. We believe that, given our current cash position, our cash flow from operating activities and our available credit capacity, we can comply with the current terms of the credit facility and can meet presently foreseeable financial requirements.
          Interest will be payable quarterly or at the end of the applicable interest period in arrears on any outstanding borrowings at a customary Eurodollar rate plus the applicable margin or at a customary base rate. The underlying rate will be defined as either the rate offered in the interbank Eurodollar market or the higher of the prime lending rate of the administrative agent or federal funds rate plus 0.5%. The applicable margin for Eurodollar loans will be based on our consolidated leverage ratio and ranges from 0.50% to 0.80%. In addition, a facility fee based on our consolidated leverage ratio and ranging from 0.125% to 0.20% will be due quarterly on all commitments under the credit facility.
          The credit facility will contain limitations on liens, investments, the incurrence of subsidiary indebtedness, mergers, dispositions of assets, acquisitions, material lines of business, transactions with affiliates. The credit facility also will restrict certain payments, including dividends, and will prohibit certain agreements restricting the ability of our subsidiaries to make certain payments and to guarantee our obligations under the credit facility. The credit facility will contain standard default triggers, including without limitation:

•	failure to pay principal, interest or other amounts due and payable under the credit facility and related loan documents;

•	failure to maintain compliance with the financial and other covenants contained in the credit agreement;

•	incorrect or misleading representations or warranties;

•	default on certain of our other debt;

•	the existence of bankruptcy or insolvency proceedings;

•	insolvency;

•	existence of certain material judgments;

•	failure to maintain compliance with ERISA;

•	the invalidity of certain provisions in any loan document; and

•	a change of control.

Historical Cash Flow

	Three Months Ended
	March 31,		Year Ended December 31,

	2005	2004	2004	2003	2002

	(In thousands)
Cash provided by operating activities	$31,640	$32,382	$91,191	$68,088	$85,149
Capital spending	2,626	4,879	21,990	17,101	10,404
          Cash provided by operating activities decreased $742,000, or 2.3%, in the first quarter of 2005 compared to the prior year, due to the changes in deferred income taxes primarily as a result of timing differences in accrued liabilities. Cash provided by operating activities increased by $23.1 million, or 33.9%, in 2004 compared to 2003, primarily as a result of reductions in inventory balances. Inventory balances declined primarily due to lower pickle inventories as a result of decreased sales over the last several years and lower non-dairy powdered creamer inventory. Non-dairy powdered creamer inventories were unusually high at the end of 2003. Cash provided by operating activities decreased $17.1 million, or 20.0%, in 2003 compared to 2002, primarily as a result of changes in our working capital balances.

Contractual Obligations
          The following table presents the total contractual obligations for which cash flows are fixed and determinable as of March 31, 2005:

	Payments due by period

		Less than	1-3	3-5	More than 5
	Total	1 year	years	years	years

	(In thousands)
Capital lease obligations	$14,739	$994	$1,958	$1,773	$10,014
Operating lease obligations	41,444	6,182	11,046	9,441	14,775
Purchase obligations	86,741	42,584	18,802	14,718	10,637

Total	$142,924	$49,760	$31,806	$25,932	$35,426

          Purchase obligations primarily relate to purchases of raw materials.

Long-Term Liabilities
          Our employees and retirees participate in various defined benefit pension plans and certain health care and life insurance benefits provided by Dean Foods. The liability related to the pension and other postretirement benefits was $5.6 million and $825,000, respectively, at December 31, 2004. Based on current projections, 2005 funding requirements for our pension and other postretirement benefit obligations will be approximately $4.2 million and $61,000, respectively.

Other Commitments and Contingencies
          In addition to contingent liabilities related to ordinary course litigation and audits, we have certain indemnification obligations related to our business. See “Our Relationship with Dean Foods After the Distribution — Distribution Agreement and Tax Sharing Agreement.”
          See Note 14 to our Combined Financial Statements for more information about our commitments and contingent obligations.
          We have not yet determined our future capital expenditures.
Known Trends and Uncertainties

Prices of Raw Materials
          We were adversely affected by rising input costs during 2004 and the first quarter of 2005, and we expect our financial results to continue to be adversely affected by high input costs throughout 2005.
          Many of the raw materials that we use in our products rose to unusually high levels during 2004, including soybean oil, casein, cheese and packaging materials. High fuel costs are also having a negative impact on our results. Prices for many of these raw materials and packaging materials used are expected to remain high and in some cases increase in 2005. For competitive reasons, we may not be able to pass along increases in raw materials and other input costs as we incur them. Therefore, the current raw materials environment is expected to continue to adversely affect our financial results in 2005.

Competitive Environment
          There has been significant consolidation in the retail grocery and foodservice industries in recent years, and mass merchandisers are gaining market share. As our customer base continues to consolidate, we expect competition to intensify as we compete for the business of fewer customers. There can be no assurance that we will be able to keep our existing customers, or gain new customers. As the consolidation of the retail grocery and foodservice industries continues, we could lose sales if any one or more of our existing customers were to be sold.

          Many of our retail customers have become increasingly price sensitive in the current intensely competitive environment. Over the past few years, we have been subject to a number of competitive bidding situations, which have resulted in margin erosion on sales to several customers, including some large customers. We expect this trend to continue. In bidding situations we are subject to the risk of losing certain customers altogether. Loss of any of our largest customers could have a material adverse impact on our financial results. We do not have contracts with many of our largest customers, and most of the contracts that we do have are generally terminable at will by the customer.
          Both the difficult economic environment and the increased competitive environment at the retail and foodservice levels have caused competition to become increasingly intense in our business. We expect this trend to continue for the foreseeable future.

Tax Rate
          Our tax rate was 36.8% for the first quarter of 2005. Recent and proposed changes to federal and state tax codes may cause the rate to change from historical rates.
          See “Risk Factors” for a description of various other risks and uncertainties concerning our business.
Critical Accounting Policies
          “Critical accounting policies” are defined as those that are both most important to the portrayal of a company’s financial condition and results, and that require our most difficult, subjective or complex judgments. In many cases the accounting treatment of a particular transaction is specifically dictated by generally accepted accounting principles with no need for the application of our judgment. In certain circumstances, however, the preparation of our Combined Financial Statements in conformity with generally accepted accounting principles requires us to use our judgment to make certain estimates and assumptions. These estimates affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the Combined Financial Statements and the reported amounts of revenues and expenses during the reporting period. We have identified the policies described below as our critical accounting policies. See Note 2 to our Combined Financial Statements for a detailed discussion of these and other accounting policies.
          Sales Recognition and Accounts Receivable — Sales are recognized when persuasive evidence of an arrangement exists, the price is fixed or determinable, the product has been shipped to the customer and there is a reasonable assurance of collection of the sales proceeds. In accordance with Emerging Issues Task Force (“EITF”) 01-09, “Accounting for Consideration Given by a Vendor to a Customer,” sales are reduced by certain sales incentives, some of which are recorded by estimating expense based on our historical experience. We provide credit terms to customers ranging up to 30 days, perform ongoing credit evaluation of our customers and maintain allowances for potential credit losses based on historical experience. Estimated product returns, which have not been material in the historical periods, are deducted from sales at the time of shipment.
          Goodwill and Intangible Assets — Our goodwill and intangible assets totaled $308.7 million as of March 31, 2005 resulting primarily from our acquisition by Dean Foods. Upon acquisition, the purchase price is first allocated to identifiable assets and liabilities, including trademarks and customer-related intangible assets, with any remaining purchase price recorded as goodwill. Goodwill and trademarks with indefinite lives are not amortized.
          We believe a trademark has an indefinite life if it has sufficient market share and a history of strong sales and cash flow performance that we expect to continue for the foreseeable future. If these perpetual trademark criteria are not met, the trademarks are amortized over their expected useful lives. Determining the expected life of a trademark requires considerable management judgment and is based on an evaluation of a number of factors including the competitive environment, market share, trademark history and anticipated future trademark support.

          Perpetual trademarks and goodwill are evaluated for impairment at least annually to ensure that future cash flows continue to exceed the related book value. A perpetual trademark is impaired if its book value exceeds fair value. Goodwill is evaluated for impairment if the book value exceeds its fair value. If the fair value of an evaluated asset is less than its book value, the asset is written down to fair value based on its discounted future cash flows.
          Amortizable intangible assets are only evaluated for impairment upon a significant change in the operating environment. If an evaluation of the undiscounted cash flows indicates impairment, the asset is written down to its estimated fair value, which is generally based on discounted future cash flows.
          Considerable management judgment is necessary to evaluate the impact of operating changes and to estimate future cash flows. Assumptions used in our impairment evaluations, such as forecasted growth rates and our cost of capital, are consistent with our internal projections and operating plans.
          We did not recognize any impairment charges for perpetual trademarks or goodwill during the historical period.
          Income Taxes — We are included in Dean Foods’ consolidated income tax returns and we do not file separate federal tax returns. Our income taxes have been determined and recorded in our Combined Financial Statements as if we were filing a separate return for federal income tax purposes. Deferred income taxes are provided for temporary differences between amounts recorded in the Combined Financial Statements and tax bases of assets and liabilities using current tax rates. Deferred tax assets, including the benefit of net operating loss carry-forwards, are evaluated based on the guidelines for realization and are reduced by a valuation allowance if deemed necessary. We have established no valuation allowance against our deferred tax assets. In determining the need for valuation allowances, we consider many factors, including the specific taxing jurisdiction, income tax strategies and forecasted earnings for the entities in each jurisdiction. A valuation allowance would be recognized if, based on the weight of available evidence, we conclude that it is more likely than not that some portion or all of the deferred income tax asset will not be realized.
          Insurance Accruals — We participate in Dean Foods’ insurance programs. We retain selected levels of property and casualty risks, primarily related to employee health care, workers’ compensation claims and other casualty losses. Many of these potential losses are covered under conventional insurance programs with third-party carriers with high deductible limits. In other areas, we are self-insured with stop-loss coverages. Accrued liabilities for incurred but not reported losses related to these retained risks are calculated based upon loss development factors which contemplate a number of variables including claims history and expected trends. These loss development factors are developed by Dean Foods in consultation with external insurance brokers and actuaries. At March 31, 2005 and at December 31, 2004, we recorded accrued liabilities related to these retained risks of $6.0 million and $5.7 million, respectively, including both current and long-term liabilities.
          Employee Benefit Plan Costs — Our employees and retirees have participated in various pension, profit sharing and other postretirement benefit plans sponsored by Dean Foods. We record annual amounts relating to these plans based on calculations specified by generally accepted accounting principles, which include various actuarial assumptions, such as discount rates, long-term rate of return on pension plan assets, compensation increases, employee turnover rates and health care cost trend rates. Dean Foods reviews actuarial assumptions on an annual basis and make modifications to the assumptions based on current rates and trends when it is deemed appropriate. As required by generally accepted accounting principles, the effect of the modifications is generally recorded and amortized over future periods. Different assumptions that we make could result in the recognition of different amounts of expense over different periods of time.
          Dean Foods manages pension plan assets in a master trust. Upon the distribution, we will manage the portion of these plan assets related to our employees. We are currently in the process of developing an investment policy. Dean Foods current asset mix guidelines under the investment policy target equities at

65-75% of the portfolio and fixed income at 25-35%. At December 31, 2004 Dean Foods’ pension plan weighted average asset allocations were generally consistent with the target mix guidelines.
          Dean Foods determines the expected long-term rate of return based on expectations of future returns for the pension plan’s investments based on target allocations of the pension plan’s investments. Additionally, Dean Foods considers the weighted-average return of a capital markets model that was developed by the plans’ investment consultants and historical returns on comparable equity, debt and other investments. The resulting weighted average expected long-term rate of return on plan assets is 8.5%.
          While a number of the key assumptions related to the qualified pension plans are long-term in nature, including assumed investment rates of return, compensation increases, employee turnover rates and mortality rates, generally accepted accounting principles require that the discount rate assumption be more heavily weighted to current market conditions. As such, the discount rate likely will change more frequently. In 2004 Dean Foods reduced the discount rate utilized to determine the estimated future benefit obligations from a range of 6.0-6.5% at December 31, 2003 to 5.75% at December 31, 2004.
Recent Accounting Pronouncements
          Recently Adopted Accounting Pronouncements — In December 2003, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 132 (revised 2003), “Employers’ Disclosures about Pensions and Other Postretirement Benefits” in an attempt to improve financial statement disclosures regarding defined benefit plans. This standard requires that companies provide more details about their plan assets, benefit obligations, cash flows, benefit costs and other relevant information. In addition to expanded annual disclosures, we are required to report the various elements of pension and other postretirement benefit costs on a quarterly basis. SFAS No. 132 (revised 2003) is effective for fiscal years ending after December 15, 2003, and for quarters beginning after December 15, 2003. The expanded disclosure requirements are included in Notes 11 and 12 to our Combined Financial Statements.
          On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Act”) was signed into law. The Act introduces a prescription drug benefit under Medicare Part D, as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. In April 2004, the FASB issued Staff Position (“FSP”) No. SFAS 106-2 to address the accounting and disclosure requirements related to the Act. The FSP is effective for interim or annual periods beginning after September 15, 2004. As substantially all of our postretirement benefits terminate at age 65, the FSP did not have a material effect on our Combined Financial Statements.
          Recently Issued Accounting Pronouncements — The FASB issued SFAS No. 123(R), “Share-Based Payment” in December 2004. It will require the cost of employee compensation paid with equity instruments to be measured based on grant-date fair values. That cost will be recognized over the vesting period. SFAS No. 123(R) will become effective for us in the first quarter of 2006. Our pro forma stock option disclosures included in Note 2 to the Combined Financial Statements include the effect of Dean Foods stock options issued to our employees by Dean Foods. These options will vest at the date of distribution and will not be an expense to us. We intend to adopt stock-based compensation plans following the distribution.
          In November 2004, the FASB issued SFAS No. 151, “Inventory Costs — an Amendment of ARB No. 43, Chapter 4.” SFAS No. 151, which is effective for inventory costs incurred during years beginning after June 15, 2005, clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material, requiring that those items be recognized as current-period charges. In addition, SFAS No. 151 requires that allocation of fixed production overheads be based on the normal capacity of the production facilities. We do not believe the adoption of this standard will have a material impact on our Combined Financial Statements.
          In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29.” SFAS No. 153 is effective for nonmonetary exchanges occurring in years beginning after June 15, 2005. SFAS No. 153 eliminates the rule in APB No. 29 which excluded from fair value measurement exchanges of similar productive assets. Instead, SFAS No. 153 excludes from fair value measurement exchanges of nonmonetary assets which do not have commercial substance. We do not believe the adoption of this standard will have a material impact on our Combined Financial Statements.
Quantitative and Qualitative Disclosures About Market Risk
          We do not utilize financial instruments for trading purposes and hold no derivative financial instruments which could expose us to significant market risk. In addition, all of our foreign sales are transacted in U.S. dollars. Our exposure to market risk for changes in interest rates relates primarily to the increase in the amount of interest expense we expect to pay with respect to our revolving credit facility to be entered into in connection with the distribution, which will be tied to variable market rates.

OUR BUSINESS AND PROPERTIES
General
          We are a food manufacturer servicing primarily the retail grocery and foodservice channels. Our products include pickles and related products, such as peppers and relishes; non-dairy powdered creamer used as coffee creamer and as an ingredient in other food products; and certain other food products, such as aseptic cheese sauces and puddings. We manufacture and sell:

•	private label products to retailers, such as supermarkets and mass merchandisers, for resale under the retailers’ own or controlled labels;

•	private label and branded products to the foodservice industry, including foodservice distributors and national restaurant operators;

•	branded products under our own proprietary brands, primarily on a regional basis to retailers; and

•	products to our industrial customer base, including for repackaging in portion control packages and for use as an ingredient by other food manufacturers.
          We believe we are the largest manufacturer of pickles and non-dairy powdered creamer in the United States based upon total sales volumes. We also are the leading retail supplier of private label pickles and private label non-dairy powdered creamer in the United States. In 2004, private label products, which compete with branded products on the basis of equivalent quality at a lower price, represented approximately one-third of all pickle products and approximately one-half of all non-dairy powdered creamer sold in the retail grocery channel in the United States.
          We sell our products primarily to the retail grocery and foodservice channels. For the year ended December 31, 2004, sales to the retail grocery and foodservice channels represented approximately 50% and 30%, respectively, of our combined net sales. The remaining approximately 20% represented sales to other food manufacturers. A majority of our sales are private label products.
          Our business has two reportable segments: pickles and non-dairy powdered creamer. We also manufacture and sell other food products, as described more fully below.
          In 2004, approximately 49% of our combined net sales were in our pickles segment and approximately 35% were in our non-dairy powdered creamer segment. The remaining approximately 16% were attributable to sales of our other food products.
          Pickles. We produce pickles, peppers, relishes and related products at six of our production facilities. Our products include whole pickles, sliced pickles, pickle relish, peppers and other products in a variety of flavor formulations. We supply private label pickles to supermarkets and mass merchandisers across the United States. We also sell pickle products to foodservice customers, including relish and hamburger pickle slices. In addition, we sell pickle products under our own brands, including Farmans®, Nalley’s®, Peter Piper® and SteinfeldTM, that have a regional following in certain areas of the country. Our pickles segment also sells sauces and syrups to retail grocers in the Eastern, Midwestern and Southeastern United States under our proprietary Bennett’s®, Hoffman House® and Roddenberry’s® Northwoods® brand names.
          Non-Dairy Powdered Creamer. We produce non-dairy powdered creamer at three of our production facilities. Non-dairy powdered creamer is primarily used as coffee creamer or whitener. It is also used as an ingredient in baking, beverage and gravy mixes and similar products. We sell non-dairy powdered creamer under private labels and under our proprietary Cremora® brand to the retail grocery and foodservice markets. We also sell non-dairy powdered creamer to our industrial customer base for repackaging in portion control packages and for use as an ingredient by other food manufacturers.
          Other Food Products. We also produce aseptic cheese sauces and puddings for the foodservice market. Aseptic cheese sauces and puddings are processed under heat and pressure in a sterile environment, creating a product that does not require refrigeration prior to use. We have one production facility devoted to the manufacture of aseptic products.
          Other food products that we manufacture and sell include Mocha Mix®, a non-dairy liquid creamer, Second Nature®, a liquid egg substitute, and salad dressings sold in foodservice channels. All of these products are refrigerated and historically have been manufactured by Dean Foods at three separate production facilities. In connection with the distribution, production of these items will be transitioned into a single production facility that will be transferred to us. Mocha Mix® and Second Nature® are branded products sold to retail customers.
          Prior to 2005, we manufactured and sold aseptic nutritional beverages under co-pack arrangements and private labels. We exited the nutritional beverages business in the fourth quarter of 2004 due to significant declines in volume, which we believed could not be replaced without significant investments in capital and research and development. Our historical financial statements have been restated to reflect the operations and assets related to the nutritional beverages business as discontinued operations.
          Most of our products have long shelf lives and are shipped from our production facilities directly to customers or to our distribution centers, where products are consolidated for shipment to customers.
          See “— Our Products” below for a detailed description of our reportable segments and other food products.
          Following the distribution, we will operate our business as Bay Valley Foods LLC. Bay Valley Foods LLC is a newly formed Delaware limited liability company and a wholly owned subsidiary of TreeHouse Foods, Inc. that will hold all of the real estate and operating assets related to our business.
History of Our Business
          The operations that comprise our business were previously operated by three separate operating divisions within Dean Foods: the Specialty Foods Group, the Branded Products Group and the Dairy Group. In connection with the distribution, we acquired the following assets from these operating divisions:

•	Specialty Foods Group: all of the operating (including manufacturing) and intellectual property assets of the Specialty Foods Group, as well as the intellectual property assets associated with the foodservice salad dressings businesses;

•	Branded Products Group: the operating assets associated with the Mocha Mix®, Second Nature®, and Rod’s® brand name portion of the foodservice salad dressings businesses, as well as the intellectual property assets associated with the Mocha Mix® and Second Nature® businesses; and

•	Dairy Group: the manufacturing assets associated with the Mocha Mix®, Second Nature®, and foodservice salad dressings businesses, as well as the operating assets associated with the private label portion of the foodservice salad dressings businesses.
          A substantial majority of our operations are the operations of Dean Foods’ former Specialty Foods Group segment. On December 21, 2001, Dean Foods (under its former name, Suiza Foods Corporation) acquired the former Dean Foods Company (“Legacy Dean”), including its Specialty Foods Group segment. Legacy Dean entered the pickle business in 1962 when it acquired Green Bay Foods Company, which traces its heritage in the pickle industry to 1862. In time, Legacy Dean grew to become what we believe is now the largest manufacturer of pickles in the United States based on total sales. After many years of growth and expansion, Legacy Dean’s Green Bay Foods operations expanded to include powdered non-dairy creamer, sauces, syrups and other specialty food products.

Business Strategy
          Our strategy is to optimize our current business and grow through acquisitions.
                 Optimize the Current Business

•	Improve marketing strategies in an effort to increase sales to national accounts. While we have high private label market share in both pickles and non-dairy powdered creamer, we still have significant potential for growth with several key national retailers and foodservice customers that we either do not currently serve, or that we currently serve in a limited manner. We intend to focus on gaining these customers, and expanding our relationships with existing customers, by improving our marketing strategies through more sophisticated account planning and customer targeting.

•	Invest in capacity and research and development to support additional growth. Our non-dairy powdered creamer business continues to grow with both retail and industrial customers. The primary use for our non-dairy creamer is as coffee creamer or whitener. However, non-dairy creamer is also a highly versatile ingredient that can be used in many products, including hot cocoa mixes, cappuccino mixes, sauces and gravies. We intend to focus on increasing sales by capitalizing on the versatility of our product, and we believe our current strong retail customer base and industrial customer base, supported by our superior product quality and low cost manufacturing, well position us for growth in both the retail and industrial powder markets. Therefore, we intend to invest in capacity for our non-dairy powder as appropriate to support our growth. We also intend to invest in research and development related to non-dairy powdered creamer to find new uses for our product and to ensure that we are keeping pace with changing consumer needs.

We also believe there are opportunities to grow our aseptic business with key foodservice and industrial customers, and we intend to invest in research and development and additional capacity as necessary to grow our business.

•	Further expand our cost advantage. Although we are a low cost producer, we believe that there are cost savings opportunities that exist in our operations. We intend to pursue these opportunities by improving supply chain efficiency, including manufacturing, sourcing and distribution.
                 Grow Through Acquisitions

•	Build on current business core competencies. We believe our core competency lies in our low cost manufacturing and our ability to service our customers efficiently with a single order, invoice and shipment. We expect to focus initially on acquisitions within our current product categories, as well as adjacent categories. We have successfully acquired and integrated seven acquisitions with total annualized sales of over $200 million in both pickles and non-dairy creamer between 1997 and 2004.

•	Move up the “value chain.” Products such as non-dairy powdered creamer and aseptic cheese sauces are key ingredients in value-added products such as drink mixes, sauces, gravies and prepared foods. We intend to pursue acquisitions of product lines and businesses in which these ingredients are critical components of the final product.

•	Develop new platforms for the private label and foodservice markets. Both the private label and foodservice markets are growing faster than the branded retail grocery markets yet the manufacturer base is highly fragmented. With the retailer consolidation that currently is underway, we believe that retailers will place increased emphasis on reducing supply chain complexity and costs. While our initial new platform focus will be on shelf stable products, we also will explore new platforms in frozen and refrigerated products for both retail and foodservice.

Our Products
          We believe we are the largest manufacturer of pickles and non-dairy powdered creamer in the United States based upon total sales volumes. We also are the leading retail supplier of private label pickles and private label non-dairy powdered creamer in the United States. Financial information about our pickles and non-dairy powdered creamer segments, as well as our other operating divisions, can be found under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Results of Continuing Operations” and in Note 17 to our Combined Financial Statements included elsewhere in this information statement.
          The following table sets forth on a pro forma basis, after giving effect to the distribution and certain adjustments described under the heading “Unaudited Pro Forma Condensed Combined Financial Statements,” our combined net sales by product category and distribution channel for the year ended December 31, 2004:

	Distribution Channel

	Retailers		Foodservice		Industrial and Other		Total

		% of		% of		% of		% of
		Product		Product		Product		Product
Products	Net Sales	Sales	Net Sales	Sales	Net Sales	Sales	Net Sales	Sales

				(Dollars in thousands)
Pickles	$195,592	58%	$127,761	37%	$15,727	5%	$339,080	100%
Non-Dairy Powdered Creamer	122,481	51	4,637	2	114,376	47	$241,494	100%
Other	25,780	23	76,177	67	12,088	10	$114,045	100%

Total	$343,853		$208,575		$142,191		$694,619

                 Pickles
          Our pickles are manufactured and sold as either shelf stable, fresh pack or refrigerated products. Shelf stable pickles go through a fermentation process and are pasteurized. Fresh pack pickles are not fermented but are pasteurized and packed. Both shelf stable and fresh pack pickles are sold primarily to the retail grocery and foodservice markets. Refrigerated pickles are packed fresh and are not pasteurized. They are sold primarily to the foodservice market.
          Pickles are made from cucumbers, which we source from growers in different regions of the United States where our production facilities are located. We also source cucumbers and pickles in both bulk and packaged form from Mexico and India. Due to the seasonal nature of the cucumber harvest, our pickle processing operations are busiest during the summer months, although we pack pickles year round.
          Our pickles are produced and packaged as whole pickles, cut or sliced pickles and as pickle relish. The basic flavor formulations are dill or sweet, with many additional flavor variations depending on customer requirements. Packaging for retail pickles is generally in glass jars. Foodservice pickles are packaged in plastic containers and other packaging formats depending on customer requirements.
          We also produce a variety of related products at our pickle production facilities, including peppers and pickled vegetables. These products include jalapeno peppers, pepperoncini peppers, sliced banana peppers and pickled okra.
          We also include sauces and syrups in our pickles segment. One of our production facilities produces sauces, including shrimp, tartar, horseradish, chili and sweet and sour sauces under the Bennett’s® and Hoffman House® brand names. These products are sold primarily to supermarkets in the Eastern, Midwestern and Southern United States. Another of our production facilities produces pancake and waffle syrup under the Roddenberry’s® Northwoods® brand, which is a leading value brand in the Southeastern United States based on volume of units sold.

          After giving effect to the distribution and certain adjustments described under the heading “Unaudited Pro Forma Condensed Combined Financial Statements,” pickles and related products represented approximately 49% of our combined net sales for the year ended December 31, 2004.
                 Non-Dairy Powdered Creamer
          Non-dairy powdered creamer is produced from soybean oil, casein (a milk protein) and corn syrup. It is used as coffee creamer or whitener and as an ingredient in baking, beverage and gravy mixes and similar products.
          Product offerings in this segment include private label products packaged for retailers, such as supermarkets and mass merchandisers, foodservice products for use in coffee service and other industrial applications, including for repackaging in portion control packages and for use as an ingredient by other food manufacturers. We also manufacture and sell the Cremora® brand of non-dairy powdered creamer.
          After giving effect to the distribution and certain adjustments described under the heading “Unaudited Pro Forma Condensed Combined Financial Statements,” non-dairy powdered creamer represented approximately 35% of our combined net sales for the year ended December 31, 2004.
                 Other Food Products
          Aseptic products are processed under heat and pressure in a sterile production and packaging environment, creating a product that does not require refrigeration prior to use. Our principal aseptic products are cheese sauces and puddings. These products are sold in the foodservice market in cans and flexible packages. We have developed new product formulations and packaging formats in this product line in response to customer needs.
          Other food products that we manufacture and sell include Mocha Mix®, a non-dairy liquid creamer, and Second Nature®, a liquid egg substitute. Mocha Mix® is distributed on a regional basis primarily on the West Coast of the United States. It also is sold as an ingredient to a third-party ice cream processor that produces its own frozen product under the Mocha Mix® brand name. Second Nature® is distributed primarily in eleven states throughout the United States. We also sell refrigerated salad dressings to foodservice distributors and operators. All of these products are refrigerated and currently are manufactured by Dean Foods at three separate production facilities. In connection with the distribution, production of these items will be transitioned into a single production facility that will be transferred to us.
          Prior to 2005, we manufactured and sold aseptic nutritional beverages under co-pack arrangements and private labels. We exited the nutritional beverages business in the fourth quarter of 2004 due to significant declines in volume, which we believed could not be replaced without significant investments in capital and research and development. Our historical financial statements have been restated to reflect the operations and assets related to the nutritional beverages business as discontinued operations.
Marketing, Sales and Distribution
          We sell our products through various distribution channels, including retail grocery, foodservice and industrial, including food manufacturers and repackagers of foodservice products. We have an internal sales force that manages customer relationships and also manages our broker network, which is used for sales to retail and foodservice accounts. Industrial food products are generally sold directly to customers without the use of a broker. Most of our customers, including long-standing customers, purchase products from us either by purchase order or pursuant to contracts that generally are terminable at will. We have many customer supply arrangements that are not evidenced by written agreements.
          In 2004, sales to retailers, foodservice and industrial customers represented approximately 50%, 30% and 20%, respectively, of our combined net sales.
          A relatively limited number of customers accounts for a large percentage of our combined net sales. For the year ended December 31, 2004, our largest customer, Wal-Mart (including its subsidiaries, such as Sam’s Club), represented approximately 10.1% of our combined sales and approximately 21.8% of our non-dairy powdered creamer segment’s sales. During the same period, our five largest customers represented approximately 31.0% of our combined sales. In addition to Wal-Mart, other major retail customers include Kroger and Topco. Major foodservice customers include US Food Service, Unipro and McDonalds. For the year ended December 31, 2004, our pickles segment’s five largest customers represented approximately 33.5% of that segment’s sales. During the same period, an affiliate of Sysco Corporation represented approximately 17.7% of sales attributable to our other food products group.
          Our products generally are shipped from inventory upon receipt of a customer order. In certain cases, we produce to order. Sales order backlogs are not material to our business.
          Products are shipped from our production facilities directly to customers or to our distribution centers, where products are consolidated for shipment to customers. This consolidation of products enables us to improve customer service by offering our customers a single order, invoice and shipment.
Seasonality
          Demand for our products does not vary significantly by season.
Raw Materials
          The most important raw material that we use in our pickle operations is cucumbers. We purchase cucumbers under seasonal grower contracts with a variety of growers strategically located to supply our production facilities. We select seeds and advise growers regarding planting techniques. We also monitor agricultural practices and direct the harvest. Bad weather or disease in a particular growing area can reduce crop yields in that area, requiring us to purchase cucumbers from foreign sources or ship cucumbers from other growing areas in the United States, which increases production costs. The strategic location of our production facilities relative to cucumber growing areas mitigates this risk. We have long-standing relationships with many of our growers. In addition, we also procure cucumbers and pickles in both bulk and packaged form from Mexico and India.
          Other important raw materials that we use in our operations are soybean oil, coconut oil casein, cheese and corn syrup. These raw materials generally are purchased under supply contracts, and we occasionally engage in forward buying when we determine such buying to be to our advantage. We believe these raw materials to be generally available from a number of suppliers.
          The most important packaging materials that we use in our operations are glass, plastic containers, cardboard, metal closures and metal cans. These packaging materials are purchased under long-term supply contracts. We believe these packaging materials to be generally available from a number of suppliers, with the exception of glass, which we procure through a long-term supply contract that expires in December 2007.
          Certain of our raw materials are purchased under long-term contracts in an attempt to guarantee supply and in order to obtain lower costs. The prices of our raw materials increase and decrease based on supply, demand and other factors. We are not always able to adjust our pricing to reflect changes in raw materials costs. Volatility in the cost of our raw materials can adversely affect our performance as price changes often lag behind changes in costs.
          For additional discussion of the risks associated with the raw materials used in our operations, see “Risk Factors — Risks Related to Our Business and Industry — Increases in input costs, such as raw materials, packaging materials and fuel costs could adversely affect us.”
Working Capital
          Components of our working capital generally are stable throughout the year with the exception of pickle inventories. The peak season for pickle production occurs during the spring and summer as cucumbers are harvested and processed. As a result, pickle inventories tend to reach a low point in the second quarter and are at a high point at the end of the third quarter.
Competition
          We have several competitors in each of our product markets. In sales of private label products to retailers, the principal competitive factors are price, product quality and quality of service. In sales of private label products to consumers, the principal competitive factors are price and product quality. In sales of products to foodservice customers, the principal competitive factors are product quality and specifications, reliability of service and price.
          Competition to obtain shelf space for our branded products with retailers generally is based on the expected or historical performance of our product sales relative to our competitors. The principal competitive factors for sales of our branded products to consumers are brand recognition and loyalty, product quality and price. Most of our branded competitors have significantly greater resources and brand recognition than we do.
          The consolidation trend is continuing in the retail grocery and foodservice industries, and mass merchandisers are gaining market share. As our customer base continues to consolidate, we expect competition to intensify as we compete for the business of fewer customers.
Properties and Facilities
          We currently operate 11 principal production facilities, all of which are owned except for the facility in City of Industry, California, which is leased under an agreement that expires September 2006. We believe that these facilities are suitable for our operations and provide sufficient capacity to meet our requirements for the foreseeable future. The chart below lists the location and principal products produced at our production facilities:

Facility Location	Principal Products

City of Industry, California	Mocha Mix®, Second Nature® and salad dressings(1)
La Junta, Colorado	Pickles, peppers and relish
Chicago, Illinois	Refrigerated foodservice pickles
Dixon, Illinois	Aseptic cheese sauces, puddings and gravies
Pecatonica, Illinois(2)	Powders used for non-dairy creamers
Plymouth, Indiana	Pickles, peppers and relish
New Hampton, Iowa	Powders used for non-dairy creamers
Wayland, Michigan	Powders used for non-dairy creamers and other powdered products
Faison, North Carolina	Pickles, peppers and relish; syrup
Portland, Oregon(3)	Pickles, peppers and relish
Green Bay, Wisconsin	Pickles, peppers, relish and sauces

(1)	Planned. See “Our Relationship with Dean Foods After the Distribution — City of Industry Plant.”

(2)	We also have a research and development facility located at this property. See “— Research and Development” below.

(3)	We also lease adjacent land at this facility for use in connection with our pickle processing plant operations.
          Prior to 2005, we manufactured and sold aseptic nutritional beverages under co-pack arrangements and private labels. We exited the nutritional beverages business in the fourth quarter of 2004 due to significant declines in volume, which we believed could not be replaced without significant investments in capital and research and development. As a result, we closed our facility in Benton Harbor, Michigan. This facility currently is held for sale. In addition, we have entered into a written contract for the sale of our former production facility in Cairo, Georgia, which we expect to close in the near future subject to customary closing conditions. See Note 13 to our Consolidated Financial Statements for more information about the closing of the Cairo, Georgia production facility.

          We also operate five principal distribution centers, all of which are leased except for the La Junta, Colorado distribution center, which is owned. The chart below lists the location and size of our five principal distribution centers.

		Lease
Facility Location	Size (square feet)	Expiration Date

La Junta, Colorado(1)	200,000	—
Plymouth, Indiana	300,500	June 2015
Turkey, North Carolina	495,000	June 2011
Portland, Oregon	250,000	April 2014
Hobart, Wisconsin	510,000	June 2012

(1)	We own the building and lease the underlying land pursuant to a long-term ground lease that expires July 2023.
In addition to the facilities listed above, we also utilize a number of other warehouses and distribution centers, most of which are operated by third parties. In particular, we utilize a 286,000 square foot warehouse facility in Dixon, Illinois and a 139,000 square foot warehouse facility in Pecatonica, Illinois. Both of these facilities are owned and operated by third parties.
Research and Development
          Our research facilities include a Research and Development Center in Pecatonica, Illinois. The Center focuses on the development of aseptic and powdered creamer products. Product development work for aseptic products also is carried out at our production facility in Dixon, Illinois. Research and development for our pickles segment is carried out at our production facility in Green Bay, Wisconsin. In addition, all of our manufacturing facilities are used for sample preparation, plant trials, ingredient approval and other quality control procedures.
Intellectual Property
          We own several trademarks that are used primarily for our regionally branded pickles and sauces. We protect our trademarks by obtaining registrations where appropriate and opposing any infringements.
          In connection with the distribution, Dean Foods will grant to us a license to use its Dean® and Fieldcrest® trademarks until our current supply of packaging materials is depleted. In addition, we will grant to Dean Foods a perpetual, royalty-free license to use the Rod’s® trademark in connection with Dean Foods’ operations. See “Our Relationship with Dean Foods After the Distribution — Trademark License Agreements.”
Employee and Labor Relations
          As of March 31, 2005, our work force consisted of approximately 1,800 full-time employees. Of these, approximately 1,640 were engaged in manufacturing, approximately 50 were engaged in marketing and sales and approximately 110 were engaged in administration.
          We employ temporary and contract labor for cucumber procurement and pickle processing during the harvest season. Seasonal labor needs normally peak at approximately 1,050 workers during the cucumber harvest period in the summer.
          Currently, approximately 63% of our full time distribution, production and maintenance employees are covered by collective bargaining agreements with locals of the International Brotherhood of Teamsters or the United Food and Commercial Workers Union.
          We currently have good labor and employee relations.

Legal Proceedings
          We are subject to legal proceedings, claims and litigation arising in the ordinary course of our business. While the outcome of these matters is currently not determinable, we do not expect that the ultimate costs to resolve these matters will have a material adverse effect on our financial position, results of operations or cash flows.
Government Regulation
 Public Health
          As a manufacturer and distributor of food products, we are subject to a number of food-related regulations, including the Federal Food, Drug and Cosmetic Act and regulations promulgated thereunder by the U.S. Food and Drug Administration (the “FDA”). This comprehensive regulatory framework governs the manufacturing (including composition and ingredients), labeling, packaging and safety of food in the United States. The FDA:

•	regulates manufacturing practices for foods through its current good manufacturing practices regulations;

•	specifies the standards of identity for certain foods, including many of the products we sell; and

•	prescribes the format and content of certain information required to appear on food product labels.
          In addition, the FDA enforces the Public Health Service Act and regulations issued thereunder, which authorize regulatory activity necessary to prevent the introduction, transmission or spread of communicable diseases. We also are subject to numerous other federal, state and local regulations involving such matters as the licensing and registration of manufacturing facilities, enforcement by government health agencies of standards for our products, inspection of our facilities and regulation of our trade practices in connection with the sale of food products.
          We use quality control laboratories in our manufacturing facilities to test raw ingredients. Product quality and freshness are essential to the successful distribution of our products. To monitor product quality at our facilities, we maintain quality control programs to test products during various processing stages. We believe that our facilities and manufacturing practices comply with all material government regulations.
 Employee Safety Regulations
          We are subject to certain safety regulations including regulations issued pursuant to the U.S. Occupational Safety and Health Act. These regulations require us to comply with certain manufacturing safety standards to protect our employees from accidents. We believe that we are in material compliance with all employee safety regulations.
 Environmental Laws and Regulations
          Our operations are subject to various federal state and local laws and regulations relating to the protection of the environment, including those governing prevention and control of emissions to the air and discharges to water, management and disposal of hazardous materials, and cleanup of contaminated sites.
          We maintain above-ground petroleum storage tanks at many of our production facilities. We are required to make expenditures from time to time in order to maintain these tanks in accordance with applicable requirements. Each of our pickle processing facilities uses and processes large quantities of brine in tanks and other structures. In certain situations, we have been required to undertake measures to investigate chloride groundwater contamination resulting from brine operations, and we are currently investigating or remediating such chloride releases at three production facilities. Investigation and remediation costs associated with these efforts have not been and are not expected to be material. There may be chloride releases at other facilities that will require investigation or remediation, and we cannot assure you that any such future costs will not be material.
          Certain of our production facilities discharge wastewater into municipal waste treatment facilities in excess of levels permitted under local regulations. Because of this, certain of our production facilities are required to pay wastewater surcharges or to upgrade wastewater pretreatment facilities. These surcharges and upgrade costs have not been and are not expected to be material.
          Like many in the food manufacturing industry, we use ammonia as a refrigerant in our operations. Due to its toxicity, ammonia is defined as an “extremely hazardous substance” by rules under the Emergency Planning and Community Right-to-Know Act, and we manage it accordingly.
          We believe our facilities and practices are sufficient to maintain material compliance with currently applicable requirements. To maintain compliance with environmental laws and regulations, we are required from time to time to make expenditures to upgrade or replace air and water pollution control equipment. Our anticipated capital expenditures for compliance with environmental laws and regulations during the remainder of 2005 and 2006 are not expected to be material.
          Based on our experience to date, we do not believe that liability for environmental conditions and the future costs of compliance with existing environmental laws will have a material adverse effect on our capital expenditures, earnings or competitive position.

MANAGEMENT
Our Directors and Executive Officers
          Our Board of Directors is comprised of seven directors, of which at least a majority are considered independent under the independence requirements of the SEC and the New York Stock Exchange. Sam K. Reed, who is our Chief Executive Officer, serves as Chairman of the Board. Gregg L. Engles, Chairman of the Board and Chief Executive Officer of Dean Foods, also serves on our Board of Directors. In addition, George V. Bayly, Michelle R. Obama, Frank J. O’Connell, Gary D. Smith and Terdema L. Ussery, II serve as independent directors. Our Board of Directors is divided into three classes. Each director will serve for a term expiring at the annual meeting of stockholders in the year indicated below. For more information, see “Description of Our Capital Stock — Anti Takeover Effects of Provisions of Our Certificate of Incorporation, By-Laws and Rights Plan and of Delaware Law.”
          Set forth below is information concerning our executive officers and prospective directors.

Term as
Name	Position	Director

Sam K. Reed	Chief Executive Officer and Chairman of the Board	Expires 2008
George V. Bayly	Director	Expires 2007
Gregg L. Engles	Director	Expires 2008
Michelle R. Obama	Director	Expires 2007
Frank J. O’Connell	Director	Expires 2006
Gary D. Smith	Director	Expires 2007
Terdema L. Ussery, II	Director	Expires 2006
David B. Vermylen	President and Chief Operating Officer
E. Nichol McCully	Senior Vice President and Chief Financial Officer
Thomas E. O’Neill	Senior Vice President, General Counsel and Chief Administrative Officer
Harry J. Walsh	Senior Vice President of Operations
          Sam K. Reed, age 58, is the Chairman of our Board of Directors. Mr. Reed has served as our Chief Executive Officer since January 2005. Prior to joining us, Mr. Reed was a principal in TreeHouse LLC, an entity unrelated to us that was formed to pursue investment opportunities in consumer packaged goods businesses. From March 2001 to April 2002, Mr. Reed served as Vice Chairman of Kellogg Company. From January 1996 to March 2001, Mr. Reed served as the President and Chief Executive Officer and as a director of Keebler Foods Company. Prior to joining Keebler, Mr. Reed served as Chief Executive Officer of Specialty Foods Corporation’s (unrelated to Dean Foods) Western Bakery Group division from 1994 to 1995. Mr. Reed also has served as President and Chief Executive Officer of Mother’s Cake and Cookie Co. and has held Executive Vice President positions at Wyndham Bakery Products and Murray Bakery Products. In addition to our Board, Mr. Reed serves on the Board of Directors of Weight Watchers International and Tractor Supply Company. Mr. Reed holds a B.A. from Rice University and an M.B.A. from Stanford University.
          George V. Bayly, age 62, was elected as a Director on June 6, 2005. Since January 2003, Mr. Bayly has served as Co-Chairman of U.S. Can Corporation. In 2004, Mr. Bayly also served as Chief Executive Officer of U.S. Can Corporation. In addition, Mr. Bayly has been a principal of Whitehall Investors, LLC, a consulting and venture capital firm, since January 2002. From January 1991 to December 2002, Mr. Bayly served as Chairman, President and Chief Executive Officer of Ivex Packaging Corporation. From 1987 to 1991, Mr. Bayly served as Chairman, President and Chief Executive Officer of Olympic Packaging, Inc. Mr. Bayly also held various management positions with Packaging Corporation of

America from 1973 to 1987. In addition to our Board, Mr. Bayly serves on the Board of Directors of General Binding Corporation, Packaging Dynamics, Inc., Huhtamaki Oyj and U.S. Can Corporation. Mr. Bayly holds a B.S. from Miami University and a M.B.A. from Northwestern University. Mr. Bayly also served as a Lieutenant Commander in the United States Navy. Mr. Bayly is the Chairman of our Audit Committee and is a member of the Compensation Committee of our Board of Directors.
          Gregg L. Engles, age 47, was elected as a Director on June 6, 2005. Mr. Engles has served as Dean Foods’ Chief Executive Officer and as a director of Dean Foods since the company’s formation in October 1994. From October 1994 until December 21, 2001, Mr. Engles served as Chairman of the Board of Dean Foods. When Dean Foods acquired the former Dean Foods Company (“Legacy Dean”) on December 21, 2001, Mr. Howard Dean was named Chairman of the Board pursuant to the merger agreement concerning Dean Foods’ acquisition of Legacy Dean, and Mr. Engles was named Vice Chairman of the Board. In April 2002, Mr. Dean retired and Mr. Engles resumed his position as Chairman of the Board. Prior to the formation of Dean Foods, Mr. Engles served as Chairman of the Board and Chief Executive Officer of certain predecessors to Dean Foods. In addition to our Board and the Board of Dean Foods, Mr. Engles serves on the Board of Directors of Swift & Company. Mr. Engles holds a B.A. from Dartmouth College and a J.D. from Yale Law School.
          Michelle R. Obama, age 41, was elected as a Director on June 6, 2005. Since March 2005, Ms. Obama has served as the Vice President for Community and External Affairs for the University of Chicago Hospitals. From September 2001 to March 2005, Ms. Obama served as Executive Director of Community Affairs at the University of Chicago Hospitals. In addition, Ms. Obama served as Associate Dean of Students and Director of Community Service for the University of Chicago from September 1997 to March 2005. Ms. Obama also has held numerous positions in the public and non-profit sectors, including Executive Director of the Chicago Office of Public Allies, Assistant Commissioner of Planning and Development for the City of Chicago and Assistant to the Mayor of the City of Chicago. Ms. Obama holds a B.A. from Princeton University and a J.D. from Harvard Law School. Ms. Obama is a member of the Audit Committee and the Nominating and Corporate Governance Committee of our Board of Directors.
          Frank J. O’Connell, age 62, was elected as a Director on June 6, 2005. Since June 2004, Mr. O’Connell has served as a senior partner of The Parthenon Group. From November 2000 to June 2002, Mr. O’Connell served as President and Chief Executive Officer of Indian Motorcycle Corporation. From June 2002 to May 2004, Mr. O’Connell served as Chairman of Indian Motorcycle. Indian Motorcycle was liquidated under applicable California statutory procedures in January 2005. From 1996 to 2000, Mr. O’Connell served as Chairman, President and Chief Executive Officer of Gibson Greetings, Inc. From 1991 to 1995, Mr. O’Connell served as President and Chief Operating Officer of Skybox International. Previously Mr. O’Connell served as President of Reebok Brands, North America, President of HBO Video and Senior Vice President of Mattel’s Electronics Division. In addition to our Board, Mr. O’Connell serves on the Board of Directors of Radica Games Limited. Mr. O’Connell holds a B.A. and a M.B.A. from Cornell University. Mr. O’Connell is the Chairman of the Compensation Committee and a member of the Nominating and Corporate Governance Committee of our Board of Directors.
          Gary D. Smith, age 62, was elected as a Director on June 6, 2005. Since January 2001, Mr. Smith has served as Chief Executive Officer and Chairman of Encore Associates, Inc. From April 1995 to December 2004, Mr. Smith served as Senior Vice President — Marketing of Safeway, Inc. In addition, Mr. Smith held various management positions at Safeway, Inc. from 1961 to 1995. In addition to our Board, Mr. Smith serves on the Board of Directors of The Winery Exchange, Supply Chain Systems Ltd. and S.T. Specialty Foods. He is also an advisory Board member of Trade Point, Inc. and Altierre Corporation. Mr. Smith is the Chairman of the Nominating and Corporate Governance Committee and is a member of the Audit Committee of our Board of Directors.
          Terdema L. Ussery, II, age 46, was elected as a Director on June 6, 2005. Since April 1997, Mr. Ussery has served as the President and Chief Executive Officer of the Dallas Mavericks. Since September 2001, Mr. Ussery also has served as Chief Executive Officer of HDNet. From 1993 to 1996,

Mr. Ussery served as the President of Nike Sports Management. From 1991 to 1993, Mr. Ussery served as Commissioner of the Continental Basketball Association (the “CBA”). Prior to becoming Commissioner, Mr. Ussery served as Deputy Commissioner and General Counsel of the CBA from 1990 to 1991. From 1987 to 1990, Mr. Ussery was an attorney at Morrison and Foerster LLP. In addition to our Board, Mr. Ussery serves on the Board of Directors of The Timberland Company. Mr. Ussery holds a B.A. from Princeton University, an M.P.A. from Harvard University and a J.D. from the University of California at Berkeley. Mr. Ussery is a member of the Compensation Committee of our Board of Directors.
          David B. Vermylen, age 54, is our President and Chief Operating Officer and has served in that position since January 2005. Prior to joining us, Mr. Vermylen was a principal in TreeHouse, LLC. From March 2001 to October 2002, Mr. Vermylen served as President and CEO of Keebler Foods Company, a division of Kellogg Company. Prior to becoming CEO of Keebler, Mr. Vermylen served as the President of Keebler Brands from January 1996 to February 2001. Mr. Vermylen also has served as the Chairman, President and CEO of Brother’s Gourmet Coffee and Vice President of Marketing and Development and later President and CEO of Mother’s Cake and Cookie Co. His prior experience also includes three years with the Fobes Group and fourteen years with General Foods Corporation where he served in various marketing positions. Mr. Vermylen serves on the Boards of Directors of Aeropostale, Inc. and Birds Eye Foods, Inc. Mr. Vermylen holds a B.A. from Georgetown University and an M.B.A from New York University.
          E. Nichol McCully, age 50, is our Chief Financial Officer and a Senior Vice President and has served in that position since January 2005. Prior to joining us, Mr. McCully was a principal in TreeHouse, LLC. From January 1996 to March 2001, Mr. McCully served as Chief Financial Officer and Senior Vice President — Finance of Keebler Foods Company. Prior to joining Keebler, Mr. McCully served as the Group Chief Financial Officer for the Western Bakery Group division of Specialty Foods Corporation from 1993 to 1995. He also served as Vice President — Finance for Mother’s Cake and Cookie Co. from 1991 until its acquisition by Specialty Foods Corporation (unrelated to Dean Foods) in 1993. In addition, Mr. McCully has held financial management positions with Spreckels Sugar Corporation, Triad Systems Corporation and Wells Fargo Leasing Corporation and was formerly an accountant with Arthur Andersen & Co. Mr. McCully serves on the Board of Directors of Otis Spunkmeyer, Inc. Mr. McCully holds a B.A. from the University of California at Berkeley and an M.B.A. from the University of California at Los Angeles.
          Thomas E. O’Neill, age 50, is our General Counsel and Chief Administrative Officer and a Senior Vice President and has served in that position since January 2005. Prior to joining us, Mr. O’Neill was a principal in TreeHouse, LLC. From February 2000 to March 2001, he served as Senior Vice President, Secretary and General Counsel of Keebler Foods Company. He previously served at Keebler as Vice President, Secretary and General Counsel from December 1996 to February 2000. Prior to joining Keebler, Mr. O’Neill served as Vice President and Division Counsel for the Worldwide Beverage Division of the Quaker Oats Company from December 1994 to December 1996, Vice President and Division Counsel of the Gatorade Worldwide Division of the Quaker Oats Company from 1991 to 1994 and Corporate Counsel at Quaker Oats from 1985 to 1991. Prior to joining Quaker Oats, Mr. O’Neill was an attorney at Winston & Strawn LLP. Mr. O’Neill holds a B.A. and J.D. from the University of Notre Dame.
          Harry J. Walsh, age 49, is our Senior Vice President of Operations and has served in that position since January 2005. Prior to joining us, Mr. Walsh was a principal in TreeHouse, LLC. From June 1996 to October 2002, Mr. Walsh served as Senior Vice President of the Specialty Products Division of Keebler Foods Company. Mr. Walsh was President and Chief Operations Officer of Bake-Line Products from March 1999 to February 2001; Vice-President-Logistics and Supply Chain Management from April 1997 to February 1999; Vice President-Corporate Planning and Development from January 1997 to April 1997; and Chief Operating Officer of Sunshine Biscuits from June 1996 to December 1996. Prior to joining Keebler, Mr. Walsh served as Vice President of G.F. Industries, Inc. and President and Chief Operating Officer and Chief Financial Officer for Granny Goose Foods, Inc. Prior to entering the food industry, Mr. Walsh was an accountant with Arthur Andersen & Co. Mr. Walsh holds a B.A. from the University of Notre Dame.

          As noted above, prior to joining us each of our executive officers was, for varying periods of time, a principal of TreeHouse, LLC. TreeHouse, LLC and its predecessor partnership were formed to bring together certain members of the former Keebler Foods Company management team following the expiration of their employment with Keebler Foods Company to investigate investment opportunities in the consumer packaged goods industry. TreeHouse, LLC was member managed and, as a result, none of the individuals held officer positions. Messrs. Reed, Vermylen, McCully, O’Neill and Walsh joined TreeHouse, LLC in April 2002, October 2002, March 2001, March 2001 and October 2002, respectively. As a result of the executive officers joining us on January 27, 2005, TreeHouse, LLC ceased operations.
Annual Meeting
          Our by-laws provide that an annual meeting of stockholders will be held each year on a date specified by our Board of Directors. We expect the first annual meeting of our stockholders after the distribution to be held in the spring of 2006.
Committees of the Board of Directors
          Our Board of Directors has established three standing committees: the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee. Each of these committees operates under a charter approved by our Board of Directors. Copies of each committee’s charter will be posted on our website, www.treehousefoods.com.
          All of the members of each of our Board of Directors’ three standing committees are independent as defined under the rules of the New York Stock Exchange, including, in the case of all members of the Audit Committee, the independence requirements contemplated by Rule 10A-3 under the Securities Exchange Act of 1934, as amended.

Audit Committee
          The Audit Committee’s responsibilities include:

•	reporting regularly to our Board of Directors;

•	appointing, setting the compensation of, and assessing the performance, qualifications and independence of our registered public accounting firm;

•	overseeing the work of our registered public accounting firm, including through the receipt and consideration of certain reports from such firm;

•	reviewing and discussing with management and the registered public accounting firm our annual and quarterly financial statements and related disclosures;

•	monitoring our internal control over financial reporting, disclosure controls and procedures and code of business conduct and ethics;

•	overseeing our internal audit function;

•	discussing our risk management and risk assessment policies and guidelines;

•	establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, as well as the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters;

•	meeting independently with our internal auditing staff, registered public accounting firm and management; and

•	preparing the audit committee report to be included in our annual proxy statement.

          The Audit Committee consists of Mr. Bayly, Ms. Obama and Mr. Smith. Mr. Bayly is an “audit committee financial expert” as defined in Item 401(h) of Regulation S-K, and each member of the Audit Committee is financially literate, as required by the rules of the New York Stock Exchange.

Compensation Committee
          The Compensation Committee’s responsibilities include:

•	annually reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer;

•	producing a compensation committee report to be included in our annual proxy statement;

•	determining and approving the compensation of our chief executive officer;

•	reviewing and approving, or making recommendations to our Board of Directors with respect to, the compensation of our other executive officers;

•	overseeing an evaluation of our senior executives, including our chief executive officer;

•	overseeing and administering our cash and equity incentive plans; and

•	reviewing and making recommendations to our Board of Directors with respect to non-employee director compensation, including any compensation under our equity-based plans.
          The Compensation Committee consists of Mr. O’Connell, Mr. Ussery and Mr. Bayly. Each member of the Compensation Committee is a “non-employee director” for purposes of Rule 16b-3 under the Exchange Act of 1934, as amended and shall be an “outside director” for purposes of Section 162(m) of the Code.

Nominating and Corporate Governance Committee
          The Nominating and Corporate Governance Committee’s responsibilities include:

•	identifying individuals qualified to become Board members;

•	recommending to our Board of Directors the persons to be nominated for election as directors and to each of the Board’s committees;

•	overseeing a regular review by our Board of Directors with respect to management succession planning;

•	developing and recommending to our Board of Directors corporate governance guidelines; and

•	overseeing an annual self-evaluation of our Board of Directors.
          The Nominating and Corporate Governance Committee consists of Mr. Smith, Ms. Obama and Mr. O’Connell.
Corporate Governance Guidelines
          Our Board of Directors adopted corporate governance guidelines to assist the Board in the exercise of its duties and responsibilities and to serve the best interests of our company and our stockholders. These guidelines provide a framework for the conduct of the Board’s business. The corporate governance guidelines:

•	state that the principal responsibility of the directors will be to oversee the management of our company;

•	require that majority of the members of the Board of Directors must be independent directors;

•	require the non-management directors to meet regularly in executive session;

•	require that directors have full and free access to management and, as necessary and appropriate, independent advisors;

•	encourage new directors to participate in an orientation program and to participate in continuing director education on an ongoing basis; and

•	require that at least annually the Board of Directors conduct a self-evaluation to determine whether the Board and its committees are functioning effectively.
Code of Business Conduct and Ethics
          We have adopted a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. We will post a copy of the code on our website, which will be located at www.treehousefoods.com. In addition, we intend to post on our website all disclosures that are required by law or NYSE stock market listing standards concerning any amendments to, or waivers from, any provision of the code.
Audit Committee Pre-Approval Policies and Procedures
          The Audit Committee has adopted policies and procedures relating to the approval of all audit and non-audit services that are to be performed by our registered public accounting firm. This policy generally provides that we will not engage our registered public accounting firm to render audit or non-audit services unless the service is approved in advance by the Audit Committee or the engagement is entered into pursuant to one of the pre-approval procedures described below.
          From time to time, the Audit Committee may pre-approve services that are expected to be provided to us by our registered public accounting firm during the succeeding 12 months. Any such pre-approval will be detailed as to the particular service or type of services to be provided.
          The Audit Committee also has delegated to each member of the Audit Committee the authority to approve any audit or non-audit services to be provided to us by our registered public accounting firm. Any approval of services by a member of the Audit Committee pursuant to this delegated authority will be reported on at the next regularly scheduled meeting of the Audit Committee.

EXECUTIVE COMPENSATION
Employment Agreements

General
          On January 27, 2005, we entered into employment agreements with Messrs. Reed, Vermylen, McCully, O’Neill and Walsh. We refer to these individuals as the “management investors.” The terms of these employment agreements are substantially similar other than the individual’s title, salary, bonus, option and restricted stock entitlements, which are summarized in the table below. The employment agreements provide for a three-year term ending on the third anniversary of (i) the commencement of their employment or (ii) if the registration statement becomes effective, the effectiveness of the Form 10 registration statement, of which this information statement forms a part, and the commencement of trading of our common stock on a registered national securities exchange or automated quotation system (such date, the “Registration Date”). The employment agreements also provide for one-year automatic extensions absent written notice from either party of its intention not to extend the agreement. The employment agreement for Mr. McCully, who initially will serve as our Chief Financial Officer, provides that he will serve in that position for one full year and thereafter continue to serve as Vice President of Strategic Planning and Business Development at reduced compensation.
          Under the employment agreements, each management investor is entitled to a base salary at a specified annual rate plus an incentive bonus based upon the achievement of certain performance objectives to be determined by our Board of Directors after the distribution. The employment agreements also provide that each management investor will receive restricted shares of our common stock and options to purchase additional shares of our common stock, each subject to certain conditions and restrictions on transferability. Each management investor also may receive restricted stock units representing a right to receive one share of our common stock, subject to certain conditions and restrictions on transferability. For a discussion of the terms of the restricted stock, the stock options and the restricted stock units, see “Restricted Stock,” “Stock Options” and “Restricted Stock Units” below.
          Each management investor also is entitled to participate in any benefit plan we maintain for our senior executive officers, including any life, medical, accident, or disability insurance plan and any pension, profit sharing, retirement, deferred compensation or savings plan for our senior executive officers. We also will pay the reasonable expenses incurred by each management investor in the performance of his duties to us and indemnify the management investor against any loss or liability suffered in connection with such performance.
          We are entitled to terminate each employment agreement with or without cause (as defined in the employment agreements), provided that we may not terminate any employment agreement without cause prior to the Registration Date. Each management investor is entitled to terminate his employment agreement for good reason, which includes a reduction in base salary or a material alteration in duties and responsibilities or for certain other specified reasons, such as if the Registration Date has not occurred by October 31, 2005. An employment agreement also may be terminated upon death, disability or retirement of the management investor. If an employment agreement is terminated either without cause by us or with good reason by a management investor, the management investor will be entitled to a severance payment equal to two times (or three times, in the case of Mr. Reed) the sum of the annual base salary payable to the management investor immediately prior to the end of the employment period plus any incentive bonus the management investor would have been entitled to receive for the calendar year had he remained employed by us. If an employment agreement is terminated under the same circumstances and within 24 months after a change of control in our company, the management investor will be entitled to a severance payment equal to three times the annual base salary payable to the management investor immediately prior to the end of the employment period plus any incentive bonus the management investor would have been entitled to receive for the calendar year had he remained employed by us. For a discussion of the vesting of certain equity-based awards upon the termination of a management investor’s employment agreement, see “Vesting of Equity-Based Awards” below. For a more complete understanding of the terms of the employment agreements, please refer to the entire text of the employment agreements and the memorandum of amendment filed as exhibits to the Form 10 registration statement, of which this information forms a part.
          The following table sets forth information regarding the individual base salaries, bonus percentage, and equity-based awards to be paid to the management investors pursuant to their employment agreements for the fiscal year ending 2005.

					Restricted
	Base	Target Bonus	Stock Option		Stock
Name and Principal Position	Salary(1)	Percentage	Award(2)		Award(3)

Sam K. Reed	$750,000	100%	1.98%		0.66%
Chairman & Chief Executive Officer
David B. Vermylen	$500,000	80%	1.32%		0.44%
President & Chief Operating Officer
E. Nichol McCully	$400,000	60%	0.60	%(4)	0.30%
Senior Vice President and Chief Financial Officer
Thomas E. O’Neill	$350,000	60%	0.90%		0.30%
Senior Vice President, General Counsel and Chief Administrative Officer
Harry J. Walsh	$350,000	60%	0.90%		0.30%
Senior Vice President of Operations

(1)	This reflects annualized salary. The management investors did not begin their employment until January 27, 2005.

(2)	On the first day of regular way trading of our common stock, each management investor will receive options to purchase shares of our common stock equal to the indicated percentage of Outstanding TreeHouse Stock. Under certain circumstances, restricted stock units may be granted in lieu of options. See “Restricted Stock Units.” As used in this section, “Outstanding TreeHouse Stock” means all of our outstanding common stock on the Registration Date, assuming the exercise of Mr. Engles’ options to purchase shares of our common stock. See “Stock Options” below.

(3)	On the first day of regular way trading of our common stock, each management investor will receive restricted shares of our common stock equal to the indicated percentage of Outstanding TreeHouse Stock. See “Restricted Stock” below.

(4)	Mr. McCully’s stock option grant will vest 50% on the first anniversary of the date of grant, and 25% on each of the second and third anniversaries of the date of grant, in each case, subject to his continued employment with us.
          If the distribution is consummated as expected, the management investors will be entitled to receive maximum aggregate compensation of approximately $4 million in salary and incentive bonuses for fiscal year 2005 plus awards of restricted stock, options to purchase additional shares of our common stock and/or restricted stock units equal to approximately 7.7% of our outstanding common stock on the Registration Date. If the distribution is not consummated as expected (other than as a result of a default by the management investors), and assuming the management investors elect to sell their TreeHouse common stock to Dean Foods (or Dean Foods elects to purchase the management investors’ TreeHouse common stock) and terminate their employment agreements, the management investors will generally be entitled to receive aggregate consideration for their TreeHouse common stock of $11 million plus aggregate severance payments of approximately $9.8 million for a total of approximately $20.8 million, together with any transaction fee owing to them under the stockholders agreement if Dean Foods pursues an alternative transaction. In addition, if the distribution is not consummated as expected, no restricted stock, stock options or restricted stock units will be granted to the management investors under the employment agreements.

Restricted Stock
          On the first day of regular way trading of our common stock, we will grant to the management investors an aggregate award of restricted shares of our common stock equal to 2% in the aggregate of Outstanding TreeHouse Stock. These restricted shares will vest ratably over three years upon the achievement of certain stockholder return objectives set forth in the management investors’ employment agreements and subject to each management investor’s continued employment with us. The stockholder return objectives will be achieved if our total stockholder return (appreciation or depreciation in our stock price plus any dividends) equals or exceeds the total stockholder return of a group of our peers. This peer group will include 20 or more companies selected by our Board of Directors from among packaged foods companies whose securities are traded on a national securities exchange or an automated quotation system. If the stockholder return objectives are not achieved on a particular vesting date, the restricted shares will vest on any subsequent vesting date if our total stockholder return for the period from commencement of employment through the subsequent vesting date equals or exceeds the total stockholder return for such period for our selected peer group. The other principal terms of the restricted stock are described below under “Stock Incentive Plan.” For a more complete understanding of the terms of the restricted stock, please refer to the entire text of our 2005 Long-Term Stock Incentive Plan and the employment agreements filed as exhibits to the Form 10 registration statement, of which this information statement forms a part.

Stock Options
          On the first day of regular way trading of our common stock, we will grant to the management investors options to purchase shares of our common stock equal to approximately 5.7% in the aggregate of Outstanding TreeHouse Stock with an exercise price equal to the market price of such stock on that date. Under certain circumstances, restricted stock units may be granted in lieu of options. See “Restricted Stock Units.” The stock options will have a ten-year term and will vest ratably over three years from the date of grant (with the exception of Mr. McCully’s options; see footnote 3 in the table above), subject to each management investor’s continued employment with us. The other principal terms of the stock options are described below under “Stock Incentive Plan.” For a more complete understanding of the terms of the stock options, please refer to the entire text of our 2005 Long-Term Stock Incentive Plan and the employment agreements filed as exhibits to the Form 10 registration statement, of which this information statement forms a part.

Restricted Stock Units
          As the options described above will not be granted until the first day of regular way trading of our common stock, we will grant to the management investors an award of restricted stock units to compensate for the appreciation, if any, in the value of our common stock between January 27, 2005, the date the management investors initially purchased shares of our common stock (the “Date of Investment”), and the Registration Date. On the first day of regular way trading of our common stock, each management investor will receive restricted stock units for that number of shares of our common stock equal to the appreciation, if any, that would have been realized had the management investor’s stock options been granted at an exercise price equal to the per share purchase price paid on the Date of Investment, as adjusted for various events or in connection with the reimbursement of certain tax items. The number of restricted stock units issued to a management investor will reduce the number of options granted to that investor (as described in the table above) on a one-for-one basis. The restricted stock units will vest ratably over three years provided that the market price of our common stock at the vesting date is at least equal to the market price of such stock at the time of the distribution and subject to each management investor’s continued employment with us. Payments in respect of restricted stock units will be made in shares of common stock. The other principal terms of the restricted stock units are described below under “Stock Incentive Plan.” For a more complete understanding of the terms of the restricted stock units, please refer to the entire text of our 2005 Long-Term Stock Incentive Plan and the employment agreements (and the amendments thereto) filed as exhibits to the Form 10 registration statement, of which this information statement forms a part.

Vesting of Equity-Based Awards
          Pursuant to the employment agreements, if a management investor is terminated either without cause by us or with good reason by the management investor, the management investor’s equity-based awards will vest as follows:

•	in the case of Mr. Reed, all unvested stock options will become fully vested and may be exercised for two years after such termination, and all restricted shares and restricted share units will be eligible to continue to vest on their original terms and subject to their original conditions (other than continued employment); and

•	for all other management investors, the equity-based awards will vest on the same terms as Mr. Reed if Mr. Reed is no longer serving as our Chief Executive Officer, or, if Mr. Reed is still serving as our Chief Executive Officer, the equity awards will vest or be eligible to vest for the period the management investor actually worked since the last vesting date (or the distribution, if no portion of the equity awards has yet vested) plus one additional year of vesting (to the extent needed to be eligible to fully vest).
          In addition, all unvested stock options will become fully vested and may be exercised for two years after the death or disability of a management investor or upon a management investor’s retirement, provided the management investor has completed at least five years of service with us and the sum of such period of service and the management investor’s age equal at least 62. Furthermore, the service condition to the vesting of restricted shares and restricted share units will be waived after the death or disability of a management investor.
Stock Incentive Plan
          Our Board has adopted, and a majority of our stockholders has approved, the TreeHouse Foods, Inc. 2005 Long-Term Stock Incentive Plan (the “Plan”). The purposes of the Plan are to attract and retain non-employee directors, consultants, executive personnel and other key employees of outstanding ability, to motivate them by means of performance-related incentives and to enable them to participate in our long-term growth and financial success. Eligibility in the Plan is limited to our non-employee directors, consultants, and employees (including officers and directors who are employees) and the non-employee directors, consultants, and employees of our subsidiaries.
          The Plan is administered by our Compensation Committee, which consists entirely of independent directors. The Compensation Committee or, with respect to awards to employees who are below the position of senior vice president (or any analogous title) and not executive officers, and if the committee so designates, our Chief Executive Officer or such other officer or officers will, from time to time, determine the specific persons to whom awards under the Plan will be granted, the extent of any such awards and the terms and conditions of each award. The Compensation Committee or its designee, pursuant to the terms of the Plan, also will make all other necessary decisions and interpretations under the Plan.
          Under the Plan, the Compensation Committee may grant awards of various types of equity-based compensation, including stock options, restricted stock and restricted stock units, performance shares and performance units and other types of stock-based awards. The maximum number of shares that are available to be awarded under the Plan is 13% of the Outstanding TreeHouse Stock plus the number of shares of stock issuable pursuant to any stock options granted by Dean Foods that are converted into the right to purchase TreeHouse common stock in connection with the distribution. The maximum number of shares of our common stock that may be issued in respect of incentive stock options may not exceed 3,000,000 shares. In addition, no participant may be granted more than 1,500,000 shares of restricted stock, restricted stock units, performance shares and performance units and no participant may be granted options over more than 1,500,000 shares of our common stock in any calendar year.

Performance Shares and Performance Units
          The Compensation Committee may grant awards of performance shares or performance units under the Plan based upon the achievement of specified performance objectives or the occurrence of other events, such as a change in control, as determined by the Compensation Committee in its discretion. The Compensation Committee has the authority to determine other terms and conditions of the performance shares and performance units. Participants may not transfer any shares underlying such awards before they vest. Unless otherwise determined by the Compensation Committee or provided in an employment or individual severance agreement, if a participant’s service is terminated by reason of death, disability or retirement on or after the first anniversary of the commencement of the relevant performance period, the participant (or any designated beneficiary) will be entitled to the same payment in respect of the performance shares or performance units for that performance period as would have been payable if the participant’s service with us had continued until the end of that performance period. If a participant’s service is terminated for any other reason, all of the participant’s rights to performance shares and performance units will be immediately forfeited and cancelled (unless otherwise determined by the Compensation Committee or provided in an employment or individual severance agreement), and in any event, all such rights will be immediately forfeited and cancelled upon termination of employment for cause.

Restricted Stock and Restricted Stock Units
          In addition to the restricted stock and the restricted stock units to be granted to the management investors, the Compensation Committee may grant awards of restricted stock and restricted stock units under the Plan to participants. The restricted stock and restricted stock units are forfeitable until they vest, and the participant may not transfer the restricted stock before it vests. Unless otherwise determined by the Compensation Committee, the restricted stock and the restricted stock units will vest on the third anniversary of the date of grant (subject to the participant’s continued service with us) or upon satisfaction of any additional conditions to vesting, such as the achievement of specified performance objectives or changes in control, as determined by the Compensation Committee in its discretion. Unless otherwise determined by the Compensation Committee or provided in an employment or individual severance agreement, if a participant’s service is terminated by reason of death, disability or retirement during the restricted period, a pro rata portion of any restricted stock or restricted stock units held by the participant will vest and become not forfeitable based on the number of full calendar months of the participant’s service relative to the number of months in the restricted period at the date of termination. If a participant’s service is terminated for any other reason, any restricted stock or restricted stock units held by the participant will be immediately forfeited and cancelled (unless otherwise determined by the Compensation Committee or provided in an employment or individual severance agreement), and, in any event, all such restricted stock and restricted stock units will be immediately forfeited and cancelled upon termination of service for cause.

Stock Options
          In addition to the stock options to be granted to the management investors, the Compensation Committee may grant awards of stock options under the Plan. The stock options may be either “incentive stock options” (as that term is defined in Section 422 of the Code), which provide the recipient with favorable tax treatment, or options that are not incentive stock options (“non-qualified stock options”). The Compensation Committee has the authority to determine the terms and conditions of the stock options, including the number of shares subject to each stock option, the exercise price per share, which must be at least the fair market value of a share of our common stock on the date of grant (as determined in accordance with the Plan), and when the stock option will become exercisable. Unless otherwise determined by the Compensation Committee, the stock options will become vested and exercisable in three approximately equal installments on each of the first three anniversaries of the date of grant. Options may also become exercisable upon satisfaction of any additional conditions to vesting, such as the achievement of specified performance objectives or changes in control, as determined by the Compensation

Committee in its discretion. The exercise period for any stock options awarded under the Plan may not extend beyond ten years from the date of grant.
          Stock options awarded under the Plan that become vested and exercisable may be exercised in whole or in part. The exercise price must be paid either in cash or cash equivalents or, if permitted by the Compensation Committee, with previously acquired shares of our common stock, by means of a brokered cashless exercise or by a combination of the foregoing provided that the consideration tendered, valued as of the date tendered, is at least equal to the exercise price for the stock options being exercised.
          Unless otherwise determined by the Compensation Committee or provided for in an employment or individual severance agreement, if a participant’s service is terminated by reason of death or disability, all stock options held by the participant at the date of termination will vest and become exercisable and will remain exercisable until the earlier to occur of (i) the second anniversary of such termination (or, for incentive stock options, the first anniversary of such termination) or (ii) the expiration date of the option. If a participant’s service is terminated for any other reason, any stock options held by the participant that have not become vested and exercisable will be immediately cancelled and any stock options that have become vested and exercisable will remain exercisable for 90 days following such termination. In any event, all stock options (whether or not then vested and exercisable) will be immediately cancelled upon termination of service for cause.

Change in Control
          Except as otherwise provided in an employment or individual severance agreement, upon a change in control (as defined in the Plan) of TreeHouse, (i) all outstanding stock options will become immediately vested and exercisable; (ii) the restricted period of all outstanding restricted stock and restricted stock units will immediately lapse; and (iii) each outstanding performance share and performance unit will be cancelled in exchange for 100% of the amount earned upon full achievement of applicable performance criteria. In addition, the Compensation Committee may provide that in connection with a change in control:

•	each stock option will be cancelled in exchange for an amount equal to the excess, if any, of the price per share offered in respect of our common stock in conjunction with the transaction giving rise to the change in control or, in the case of a change in control occurring by reason of a change in the composition of our Board of Directors, the highest fair market value of our common stock on any of the preceding 30 trading days (such price, the “Change in Control Price”) over the exercise price for such option; and

•	each share of restricted stock and each restricted stock unit will be cancelled in exchange for an amount equal to the Change in Control Price multiplied by the number of shares of our common stock covered by such award. All amounts payable as a result of a change in control will be paid in cash or, at the discretion of the Compensation Committee, in shares of stock of any new employer.
          If a change in control occurs as a result of a merger, reorganization, consolidation or sale of all or substantially all of our assets, any participant whose service is involuntarily terminated (other than for cause) on or after the date on which our stockholders approve the transaction giving rise to the change in control will be treated for purposes of the Plan as continuing service with us until the consummation of the change in control and to have been terminated immediately thereafter.
          The Board may terminate or suspend the Plan at any time, and from time to time may amend or modify the Plan, provided that without the approval by a majority of the votes cast at a duly constituted meeting of stockholders, no amendment or modification to the Plan may (i) materially increase the benefits accruing to participants under the Plan, (ii) except as a result of an adjustment in capitalization, materially increase the number of shares of stock subject to awards under the Plan or the number of awards or amount of cash that may be granted to a participant under the Plan, (iii) materially modify the requirements for participation in the Plan, or (iv) materially modify the Plan in any way that would require stockholder approval under any regulatory requirement that the Compensation Committee determines to be applicable. No amendment, modification, or termination of the Plan shall in any material way adversely affect any award previously granted under the Plan, without the consent of the participant. The Plan shall continue in effect, unless sooner terminated by the Board, until the tenth anniversary of the date on which it is adopted by the Board.

Summary of Federal Tax Consequences
          The following is a brief description of the federal income tax treatment that generally will apply to Plan awards. The description is based on current federal tax laws, rules and regulations, which are subject to change, and does not purport to be a complete description of the federal income tax aspects of the Plan. A grantee may also be subject to state and local taxes.
          Non-Qualified Stock Options. The grant of a non-qualified stock option will not result in taxable income to the grantee. The grantee will realize ordinary income at the time of exercise in an amount equal to the excess, if any, of the then fair market value of the stock acquired over the exercise price for those shares, and we will be entitled to a corresponding deduction. Gains or losses realized by the grantee upon disposition of such shares will be treated as capital gains or losses, with the basis in such stock equal to the fair market value of the shares at the time of exercise.
          Incentive Stock Options. The grant of an incentive stock option will not result in taxable income to the grantee. The exercise of an incentive stock option will not result in taxable income to the grantee if the grantee was, without a break in service, employed by us or an affiliate from the date of the grant of the option until the date three months prior to the date of exercise (one year prior to the date of exercise if the grantee is disabled). The excess, if any, of the fair market value of the stock at the time of the exercise over the exercise price is an adjustment that is included in the calculation of the grantee’s alternative minimum taxable income for the tax year in which the incentive stock option is exercised.
          If the grantee does not sell or otherwise dispose of the stock within two years from the date of the grant of the incentive stock option or within one year after the transfer of such stock to the grantee, then, upon disposition of such stock, any amount realized in excess of the exercise price will be taxed to the grantee as capital gain, and we will not be entitled to a corresponding deduction. A capital loss will be recognized to the extent that the amount realized is less than the exercise price. If the foregoing holding period requirements are not met, the grantee will generally realize ordinary income at the time of the disposition of the shares, in an amount equal to the lesser of (i) the excess, if any, of the fair market value of the stock on the date of exercise over the exercise price, or (ii) the excess, if any, of the amount realized upon disposition of the shares over the exercise price, and we will be entitled to a corresponding deduction. If the amount realized exceeds the value of the shares on the date of exercise, the additional amount will be capital gain. If the amount realized is less than the exercise price, the grantee will recognize no income, and a capital loss will be recognized equal to the excess of the exercise price over the amount realized upon the disposition of the shares.
          Restricted Stock and Performance Shares. A grant of restricted stock or performance shares will not result in taxable income to the grantee at the time of grant, and we will not be entitled to a corresponding deduction, assuming that the shares are subject to transferability restrictions and that certain restrictions on the shares constitute a “substantial risk of forfeiture” for federal income tax purposes. Upon vesting, the holder will realize ordinary income in an amount equal to the then fair market value of the vested shares, and we will be entitled to a corresponding deduction. Gains or losses realized by the grantee upon disposition of such shares will be treated as capital gains or losses, with the basis in such shares equal to the fair market value of the shares at the time of vesting. Dividends paid to the holder of restricted stock during the restricted period also will be compensation income to the grantee, and we will be entitled to a corresponding deduction when the dividends no longer are subject to a substantial risk of forfeiture or become transferable. A grantee may elect pursuant to Section 83(b) of the Code to have income recognized at the date a restricted stock award or performance share award, as the case may be, is granted and to have the applicable capital gain holding period commence as of that date. In such a case, we will be entitled to a corresponding deduction on the date of grant.
          Restricted Stock Units and Performance Units. A grant of restricted stock units or performance units will not result in taxable income to the grantee at the time of grant, and we will not be entitled to a corresponding deduction. Upon vesting and issuance of the underlying shares, the holder will realize ordinary income in an amount equal to the then fair market value of the issued shares, and we will be entitled to a corresponding deduction. Gains or losses realized by the grantee upon disposition of such shares will be treated as capital gains or losses, with the basis in such shares equal to the fair market value of the shares at the time of vesting and issuance. Dividend equivalents paid to the holder of restricted stock units during the restricted period also will be compensation income to the grantee, and we will be entitled to a corresponding deduction when the dividend equivalents are paid. No election pursuant to Section 83(b) of the Code may be made with respect to restricted stock units and performance units.
          Tax Withholding. As a condition to the delivery of any shares to the recipient of an award, we may require the recipient to make arrangements for meeting certain tax withholding requirements in connection with the award.
          The preceding is based on current federal tax laws and regulations, which are subject to change, and does not purport to be a complete description of the federal income tax aspects of the Plan. A grantee may also be subject to state and local taxes.
          For a more complete understanding of the Plan, please refer to the entire text of the Plan filed as an exhibit to the Form 10 registration statement, of which this information statement forms a part.
Defined Benefit Retirement Plan
          We expect to adopt a defined benefit retirement plan that is substantially similar to the Dean Foods defined benefit retirement plan. Subject to the requirements of applicable law, Dean Foods has agreed to transfer the assets and liabilities of the Dean Foods defined benefit retirement plan attributable to employees of our business to our defined benefit retirement plan.
Supplemental Retirement Plan
          We expect to adopt a supplemental retirement plan that is substantially similar to the Dean Foods supplemental retirement plan.
Compensation of Directors
          We expect that each director who is not our employee, referred to in this information statement as an “outside director,” will receive an annual retainer fee of $30,000 and will be paid $1,500 for each Board and Committee meeting attended. The chairperson of the Audit Committee will be paid an additional $10,000 per year and directors chairing other committees will be paid an additional $5,000 per year. In addition, to ensure that directors have an ownership interest aligned with other stockholders, we expect that each outside director will be granted annually following his or her election to our Board options and/ or restricted shares or restricted share units of our common stock having a value to be determined by our Board. Employee directors will receive no additional compensation for serving on our Board.

OWNERSHIP OF OUR STOCK
          Prior to the distribution, Dean Foods owned approximately 98.3% of the outstanding shares of our common stock. Our management and the Chairman of our Board of Directors owned the remaining approximately 1.7% of the outstanding shares of our common stock.
          The following table sets forth the anticipated beneficial ownership of our common stock immediately following the distribution date by each of our directors and executive officers, all directors and executive officers as a group and holders of 5% or more of our common stock, based upon information available to us concerning ownership of Dean Foods common stock on June 10, 2005 (and assuming a distribution ratio of one share of our common stock for every five shares of Dean Foods common stock). The mailing address of our directors and executive officers is c/o TreeHouse Foods, Inc., 1333 Butterfield Road, Suite 490, Downers Grove, Illinois 60515. As used in this information statement, “beneficial ownership” means that a person has, or may have within 60 days, the sole or shared power to vote or direct the voting of a security and/or the sole or shared investment power with respect to a security (i.e., the power to dispose or direct the disposition of a security).

	Shares Projected
	to be
Name	Beneficially Owned(1)		Percent of Class(2)

Sam K. Reed	256,271		*
George V. Bayly	200		*
Gregg L. Engles	1,026,188	(3)	3.3%
Michelle R. Obama	—		—
Frank J. O’Connell	—		—
Gary D. Smith	—		—
Terdema L. Ussery, II	—		—
David B. Vermylen	102,508		*
E. Nichol McCully	51,254		*
Thomas E. O’Neill	51,254		*
Harry J. Walsh	51,254		*
Iridian Asset Management LLC(4)	1,581,672		5.1%
All directors and executive officers as a group (11 persons)	1,538,929	(3)	4.9%

(1)	Except as otherwise noted, the directors and executive officers, and all directors and executive officers as a group, have sole voting power and sole investment power over the shares listed.

(2)	An asterisk indicates that the percentage of common stock projected to be beneficially owned by the named individual does not exceed one percent of our common stock.

(3)	Includes the following shares which could be acquired within 60 days of June 10, 2005: Mr. Engles, 746,000 shares. See “Our Relationship with Dean After the Distribution — Mr. Engles.”

(4)	As reported on the Schedule 13G filed with the SEC on February 8, 2005 by Iridian Asset Management LLC (“Iridian”), which has direct beneficial ownership of 7,908,362 shares of Dean Foods as of December 31, 2004. Due to their ownership interests, direct and indirect, in Iridian, the Governor and Company of the Bank of Ireland, IBI Interfunding, Banc Ireland/First Financial, Inc. and BIAM (US) Inc. may share beneficial ownership of the shares. Iridian’s address is 276 Post Road West, Westport, CT 06880-4704.

LIMITATION OF LIABILITY AND INDEMNIFICATION
OF OUR OFFICERS AND DIRECTORS
          Section 102 of the General Corporation Law of the State of Delaware (the “DGCL”) allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit.
          Our certificate of incorporation includes a provision that eliminates the personal liability of our directors to us and our stockholders for monetary damages for any breach of fiduciary duty as a director, except to the extent prohibited by the DGCL.
          Section 145 of the DGCL provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his conduct was unlawful; provided that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court determines that such indemnification is proper under the circumstances.
          Our certificate of incorporation provides that we will indemnify any person who was, is or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by us or in our right), by reason of the fact that such person is, was or had agreed to become a director or officer of us or is or was serving or had agreed to serve at our request as a director, officer, partner, employee or trustee of, or in another similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, including any employee benefit plan, or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by or on behalf of such person in connection therewith, provided that such person acted in good faith and in a manner which he or she reasonably believed to be in, or not opposed to, our best interests, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.
          Our certificate of incorporation also provides that we will indemnify any person who was or is made or is threatened to be made a party to any threatened, pending or completed action or suit by us or in our right, by reason of the fact that such person is, was or had agreed to become a director or officer of us or is or was serving or had agreed to serve at our request as a director, officer, partner, employee or trustee of, or in another similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, including any employee benefit plan, or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees) and, to the extent permitted by law, amounts paid in settlement actually and reasonably incurred by or on behalf of such person in connection therewith, provided that such person acted in good faith and in a manner which he or she reasonably believed to be in, or not opposed to, our best interests, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person has been adjudged to be liable to us, unless, and only to the extent, that the Court of Chancery of Delaware determines upon application that, despite the adjudication of such liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses (including attorneys’ fees) the Court of Chancery of Delaware deems proper.
          Our certificate of incorporation also provides that we shall pay the expenses incurred by a director or officer in defending any such proceeding in advance of its final disposition, subject to such person providing us with certain undertakings.

          The indemnification provisions contained in our certificate of incorporation are not exclusive of any other rights to which a person may be entitled by law, agreement, vote of stockholders or disinterested directors or otherwise.
          In addition, the management investors are entitled to reimbursement of the reasonable expenses incurred by each of them in the performance of their duties to us and indemnification against any loss or liability suffered in connection with such performance pursuant to the terms of their employment agreements.
          We intend to obtain directors and officers liability insurance providing coverage to our directors and officers.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
          Historically, Dean Foods has provided us with certain administrative services including tax, treasury, human resources, risk management, legal, information technology, internal audit, accounting and reporting in return for a management fee. The management fee was based on budgeted annual expenses for Dean Foods’ corporate headquarters and is allocated among Dean Foods’ segments. In addition, the 2004 management fee included a $4.8 million allocation for transaction-related expenses. Dean Foods charged us management fees of $11.1 million, $5.4 million and $3.6 million in 2004, 2003 and 2002, respectively.
          In connection with the distribution, we will enter into certain agreements with Dean Foods to define our ongoing relationship with Dean Foods after the distribution. These other agreements will define responsibility for obligations arising before and after the distribution date, including, among others, obligations relating to our employees, certain transition services and taxes. For a more detailed description of these agreements, please see “Our Relationship with Dean Foods After the Distribution.”
          There is no family relationship between any of TreeHouse’s executive officers or directors, and there are no arrangements or understandings between any of TreeHouse’s executive officers or directors and any other person pursuant to which any of them was elected an officer or director, other than the stockholders agreement entered into by Dean Foods, TreeHouse and the management investors on January 27, 2005 and arrangements or understandings with directors or officers of TreeHouse acting solely in their capacities as such. See “Our Relationship with Dean Foods After the Distribution — Stockholders Agreement.”

DESCRIPTION OF OUR CAPITAL STOCK
General
          Our authorized capital stock consists of 40,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of undesignated preferred stock, par value $0.01 per share. The following description of our capital stock is intended as a summary only and is qualified in its entirety by reference to our restated certificate of incorporation and amended and restated by-laws filed as exhibits to the registration statement of which this information statement forms a part, and to Delaware corporate law. We refer in this section to our restated certificate of incorporation as our certificate of incorporation, and we refer to our amended and restated by-laws as our by-laws.
Common Stock
          Based on approximately 151,200,000 shares of Dean Foods common stock outstanding on June 10, 2005, approximately 30,753,000 shares of our common stock will be outstanding immediately following the distribution. As of June 10, 2005, there were six holders of record of our common stock. Immediately following the distribution, we expect to have approximately 6,000 holders of record of our common stock.
          The holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of the stockholders and do not have any cumulative voting rights. Holders of our common stock are entitled to receive proportionally any dividends declared by our Board of Directors, subject to any preferential dividend or other rights of outstanding preferred stock.
          In the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably in all assets remaining after payment of all debts and other liabilities, subject to the prior rights of any outstanding preferred stock. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. All outstanding shares of our common stock are validly issued, fully paid and nonassessable. The shares to be issued by us in the distribution will be fully paid and nonassessable.
          The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of preferred stock that we may designate and issue in the future.
          Our common stock has been approved for listing on the New York Stock Exchange under the symbol “THS.”
          The transfer agent and registrar for our common stock will be The Bank of New York.
Undesignated Preferred Stock
          Our certificate of incorporation provides that we may issue up to 10,000,000 shares of preferred stock in one or more series as may be determined by our Board of Directors. Our Board of Directors has broad discretionary authority with respect to the rights of any new series of preferred stock and may establish the following with respect to the shares to be included in each series, without any vote or action of the stockholders:

•	the number of shares;

•	the designations, preferences and relative rights, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences; and

•	any qualifications, limitations or restrictions.
          We believe that the ability of our Board of Directors to issue one or more series of preferred stock will provide us with flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs that might arise. The authorized shares of preferred stock, as well as shares of common stock, will be available for issuance without action by our stockholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded.
          The Board of Directors may authorize, without stockholder approval, the issuance of preferred stock with voting and conversion rights that could adversely affect the voting power and other rights of holders of common stock. Although our Board of Directors has no intention at the present time of doing so, it could issue a series of preferred stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt of our company. Our Board of Directors could also issue preferred stock having terms that could discourage an acquisition attempt through which an acquiror may be able to change the composition of the Board of Directors, including a tender offer or other transaction that some, or a majority, of our stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then current market price. Any issuance of preferred stock could therefore have the effect of decreasing the market price of our common stock.
          Our Board of Directors will make any determination to issue such shares based on its judgment as to our company’s best interests and the best interests of our stockholders. We have no current plans to issue any shares of our preferred stock.
Rights Agreement
          Prior to the distribution, we will enter into a rights agreement with The Bank of New York, our rights agent, which also serves as our transfer agent. In addition, on June 7, 2005, our Board of Directors declared a dividend of one right for each outstanding share of our common stock to our stockholders of record at 5:00 p.m., New York City time, on June 20, 2005.
          Pursuant to the rights agreement, each right entitles the registered holder to purchase from us one one-hundredth of a share of our Series A Junior Participating Preferred Stock, $0.01 par value per share, at a purchase price equal to four times the closing price of our common stock on the first day of regular-way trading following the distribution date, subject to adjustment. The description and terms of the rights are set forth in the rights agreement.
          Initially, the rights are not exercisable and will be attached to all certificates representing shares of our common stock, and no separate certificate representing rights will be distributed. The rights will separate from the common stock, and the rights distribution date will occur, upon the earlier of:

•	10 days following the first date of a public announcement that a person or group of affiliated or associated persons, which we refer to as an acquiring person, has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of our common stock; or

•	10 business days following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 15% or more of our outstanding common stock.
          A person who beneficially owned 15% or more of the outstanding shares of our common stock on the date of the agreement or prior to the date we first publicly announced the adoption of the agreement will not be deemed an acquiring person unless, after the date we first publicly announced the adoption of the agreement, that person becomes the beneficial owner of additional shares of our common stock (other than pursuant to a dividend or distribution paid or made by us on our outstanding common stock or pursuant to a split or subdivision of our outstanding common stock) and beneficially owns 15% or more of our outstanding common stock upon becoming such a beneficial owner.
          The rights distribution date may be deferred in circumstances determined by our Board of Directors. In addition, certain inadvertent acquisitions will not trigger the rights distribution date. Until the rights distribution date (or earlier redemption or expiration of the rights), the rights will be evidenced by certificates for the common stock outstanding on the record date, together with a summary of rights, or by new certificates for common stock issued after the record date which contain a notation incorporating the rights agreement by reference, the rights will be transferred only with such common stock certificates, and the surrender for transfer of any certificates representing shares of common stock outstanding (with or without a copy of the summary of rights or such notation) also will constitute the transfer of the rights associated with the shares of common stock represented by such certificate.
          The rights are not exercisable until the rights distribution date and will expire upon the close of business on June 27, 2010 unless earlier redeemed or exchanged as described below. As soon as practicable after the rights distribution date, separate rights certificates will be mailed to the holders of record of our common stock as of the close of business on the rights distribution date and, thereafter, the separate rights certificates alone will represent the rights. Except as otherwise determined by our Board of Directors, and except for shares of common stock issued upon exercise, conversion or exchange of then outstanding options, convertible or exchangeable securities or other contingent obligations to issue shares or pursuant to any employee benefit plan or arrangement, only shares of common stock issued prior to the rights distribution date will be issued with rights.
          In the event that any person becomes an acquiring person, then, promptly following the first occurrence of such an event, each holder of a right (except as provided below and in the rights agreement) shall thereafter have the right to receive, upon exercise of each right, that number of shares of common stock (or, in certain circumstances, cash, property or other securities of ours) which equals the exercise price of the right divided by 50% of the current per share market price (as defined in the rights agreement) of a share of our common stock at the date of the occurrence of the event. However, rights are not exercisable following the event until such time as the rights are no longer redeemable by us as described below. Notwithstanding any of the foregoing, following the occurrence of such an event, all rights that are, or, under certain circumstances, were, beneficially owned by any acquiring person will be null and void. The event summarized in this paragraph is referred to as a “Section 11(a)(ii) Event.”
          In the event that, at any time after any person becomes an acquiring person, (i) we are consolidated with, or merged with and into, another entity and we are not the surviving entity of the consolidation or merger (other than a consolidation or merger which follows a permitted offer) or if we are the surviving entity, but outstanding shares of our common stock are changed or exchanged for stock or securities of any other person or cash or any other property, or (ii) more than 50% of our assets or earning power is sold or transferred, each holder of a right (except rights which previously have been voided) shall thereafter have the right to receive, upon exercise of each right, that number of shares of common stock of the acquiring company which equals the exercise price of the right divided by 50% of the current per share market price (as defined in the rights agreement) of a share of common stock of the acquiring company at the date of the occurrence of such event. The events summarized in this paragraph are referred to as “Section 13 Events.” A Section 11(a)(ii) Event and Section 13 Event are collectively referred to as “Triggering Events.”
          At any time after the occurrence of a Section 11(a)(ii) Event, when no person owns a majority of the shares of our outstanding common stock, our Board of Directors may exchange the rights (other than rights owned by the acquiring person which have become void), in whole or in part, at an exchange ratio of one share of common stock, or one one-hundredth of a share of preferred stock, or of a share of another class or series of our preferred stock having equivalent rights, preferences and privileges, per right (subject to adjustment).
          The purchase price payable, and the number of units of preferred stock or other securities or property issuable, upon exercise of the rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the preferred stock, (ii) if holders of the preferred stock are granted certain options, rights or warrants to subscribe for preferred stock or convertible securities at less than the current per share market price (as defined in the rights agreement) of the preferred stock, or (iii) upon the distribution to holders of the preferred stock of evidences of indebtedness or assets (excluding regular periodic cash dividends or a dividend payable in preferred stock) or of subscription rights or warrants (other than those referred to above). The number of rights associated with each share of common stock is also subject to adjustment in the event of a stock split of the common stock or a stock dividend on the common stock payable in common stock or subdivisions, consolidations or combinations of the common stock occurring, in any such case, prior to the rights distribution date.
          With certain exceptions, no adjustment in the purchase price will be required until cumulative adjustments amount to at least 1% of the purchase price. No fractional shares of preferred stock, other than fractions which are integral multiples of one one-hundredth of a share of preferred stock, will be issued and, in lieu thereof, an amount in cash will be paid based on the market price of the preferred stock on the last trading date prior to the date of exercise.
          As provided in our certificate of incorporation, the preferred stock purchasable upon exercise of the rights will not be redeemable. Each share of preferred stock will be entitled to receive, when, as and if declared by our Board of Directors, a minimum preferential quarterly dividend payment of $1.00 per share or, if greater, an aggregate dividend of 100 times the dividend declared per share of common stock. In the event of liquidation, the holders of the preferred stock will be entitled to a minimum preferential liquidation payment of $1.00 per share, plus an amount equal to accrued and unpaid dividends, and will be entitled to an aggregate payment of 100 times the payment made per share of common stock. Each share of preferred stock will have 100 votes (subject to adjustment), voting together with the common stock. In the event of any merger, consolidation or other transaction in which common stock is changed or exchanged, each share of preferred stock will be entitled to receive 100 times the amount received per share of common stock. These rights are protected by customary antidilution provisions. Because of the nature of the preferred stock’s dividend, liquidation and voting rights, the value of one one-hundredth of a share of preferred stock purchasable upon exercise of each right should approximate the value of one share of common stock.
          At any time prior to a person becoming an acquiring person, we may redeem the rights in whole, but not in part, at a price of $0.01 per right, which we refer to as the redemption price, payable in cash or stock. Immediately upon the redemption of the rights or such earlier time as established by our Board of Directors in the resolution ordering the redemption of the rights, the rights will terminate and the only right of the holders of rights will be to receive the redemption price. The rights may also be redeemable following certain other circumstances specified in the rights agreement.
          Until a right is exercised, the holder of a right, as such, will have no rights as a stockholder, including, without limitation, the right to vote or to receive dividends. Although the distribution of the rights should not be taxable to stockholders or to us, stockholders may, depending upon the circumstances, recognize taxable income in the event that the rights become exercisable for common stock (or other consideration) or for common stock of the acquiring company as set forth above.
          Any provision of the rights agreement, other than the redemption price, may be amended by our Board of Directors prior to such time as the rights are no longer redeemable. Once the rights are no longer redeemable, the authority of our Board of Directors to amend the rights is limited to correcting ambiguities or defective or inconsistent provisions in a manner that does not adversely affect the interest of holders of rights.
          The rights are intended to protect our stockholders in the event of an unfair or coercive offer to acquire us and to provide our Board of Directors with adequate time to evaluate unsolicited offers. The rights may have anti-takeover effects. For example, the rights will cause substantial dilution to a person or group that attempts to acquire us without conditioning the offer on a substantial number of rights being acquired. The rights, however, should not affect any prospective offeror willing to make an offer at a fair price and otherwise in the best interests of our company and our stockholders, as determined by a majority of our Board of Directors. The rights should not interfere with any merger or other business combination approved by our Board of Directors.
Anti Takeover Effects of Provisions of Our Certificate of Incorporation, By-Laws and Rights Plan and of Delaware Law
          We are subject to the provisions of Section 203 of the DGCL of Delaware. Subject to certain exceptions, Section 203 prohibits a publicly-held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years after the person became an interested stockholder, unless the interested stockholder attained such status with the approval of our Board of Directors or the business combination is approved in a prescribed manner. A business combination includes, among other things, a merger or consolidation involving us and the interested stockholder and the sale of more than 10% of our assets. In general, an interested stockholder is any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person.
          Our certificate of incorporation and our by-laws divide our Board of Directors into three classes with staggered three-year terms. In addition, our certificate of incorporation and our by-laws provide that directors may be removed only for cause by the affirmative vote of the holders of 75% of our shares of capital stock entitled to vote. Under our certificate of incorporation and our by-laws, any vacancy on our Board of Directors, including a vacancy resulting from an enlargement of our Board of Directors, may only be filled by vote of a majority of our directors then in office. The classification of our Board of Directors and the limitations on the removal of directors and filling of vacancies could make it more difficult for a third party to acquire, or discourage a third party from acquiring, control of us.
          Our certificate of incorporation and our by-laws also provide that any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before the meeting and may not be taken by written action in lieu of a meeting. Our certificate of incorporation and our by-laws further provide that, except as otherwise required by law, special meetings of the stockholders may only be called by the chairman of the Board, chief executive officer or our Board of Directors. In addition, our by-laws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of persons for election to the Board of Directors. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the Board of Directors or by a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of the stockholder’s intention to bring such business before the meeting. These provisions could have the effect of delaying until the next stockholders’ meeting stockholder actions that are favored by the holders of a majority of our outstanding voting securities. These provisions may also discourage a third party from making a tender offer for our common stock, because even if it acquired a majority of our outstanding voting securities, the third party would be able to take action as a stockholder, such as electing new directors or approving a merger, only at a duly called stockholders’ meeting, and not by written consent.
          The DGCL provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or by-laws, unless a corporation’s certificate of incorporation or by-laws, as the case may be, requires a greater percentage. Our certificate of incorporation and by-laws require the affirmative vote of the holders of at least 75% of the shares of our capital stock issued and outstanding and entitled to vote to amend or repeal any of the provisions described in the prior two paragraphs.
          We have also entered into a rights agreement pursuant to which our Board of Directors declared a dividend of one right to purchase one one-hundredth of a share of our Series A Junior Participating Preferred Stock for each outstanding share of our common stock. The rights initially will be triggered if a person or group of affiliated or associated persons acquires, or has the right to acquire, beneficial ownership of 15% or more of our outstanding common stock or commences a tender offer or exchange offer that would result in a person or group beneficially owning 15% or more of our common stock. The rights are intended to protect our stockholders in the event of an unfair or coercive offer to acquire our company and to provide our Board of Directors with adequate time to evaluate unsolicited offers. The rights may have anti-takeover effects. For example, the rights will cause substantial dilution to a person or group that attempts to acquire our company without conditioning the offer on a substantial number of rights being acquired.

WHERE YOU CAN FIND MORE INFORMATION
          We have filed with the SEC a registration statement, of which this information statement constitutes a part, under the Securities Exchange Act of 1934, as amended, with respect to our common stock and the associated preferred stock purchase right to be received by Dean Foods stockholders in the distribution. This information statement does not contain all of the information set forth in the registration statement. For further information with respect to our business and our common stock being received by Dean Foods’ stockholders in the distribution, please refer to the registration statement. While we have provided a summary of the material terms of certain agreements and other documents, the summary does not describe all of the details of the agreements and other documents. In each instance where a copy of an agreement or other document has been filed as an exhibit to the registration statement, please refer to the registration statement. The registration statement, including the exhibits filed as a part of the registration statement, may be inspected at the public reference facility maintained by the SEC at its public reference room at 100 F Street, NE, Room 1580, Washington, DC 20549 and copies of all or any part thereof may be obtained from that office upon payment of the prescribed fees. You may call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room and you can request copies of the documents upon payment of a duplicating fee, by writing to the SEC. In addition, the SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants, including Dean Foods and us, that file electronically with the SEC which can be accessed at http://www.sec.gov. Upon completion of the distribution, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, in accordance therewith, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference rooms and the SEC’s website.
          You can also find additional information about Dean Foods and TreeHouse at www.deanfoods.com and www.treehousefoods.com, respectively. We will post on our website all reports we file with the SEC and our key corporate governance documents, including our board committee charters, our corporate governance guidelines and our code of business conduct and ethics, as well as reports our executive officers file with the SEC under Section 16 of the Securities Exchange Act of 1934, as amended. Information on our website is not, however, a part of this information statement.
          We intend to furnish our stockholders with annual reports containing consolidated financial statements (beginning with 2005) audited by independent registered public accountants.
          You should rely only on the information contained in this information statement and other documents referred to in this information statement. Neither we nor Dean Foods has authorized anyone to provide you with information that is different. This information statement is being furnished by Dean Foods solely to provide information to Dean Foods stockholders who will receive our common stock in the distribution. It is not, and it is not to be construed as, an inducement or encouragement to buy or sell any securities of Dean Foods or TreeHouse. The information presented herein is accurate as of the date hereof. Changes will occur after the date of this information statement, and neither we nor Dean Foods will update the information except to the extent required in the normal course of our respective public disclosure practices and as required pursuant to the federal securities laws.

INDEX TO COMBINED FINANCIAL STATEMENTS AND SCHEDULE
Our Combined Financial Statements and Schedule are included in this information statement on the following pages.

Page

Report of Independent Registered Public Accounting Firm	F-2
Combined Balance Sheets as of March 31, 2005 (unaudited) and December 31, 2004 and 2003	F-3
Combined Statements of Income for the three months ended March 31, 2005 and 2004 (unaudited) and the years ended December 31, 2004, 2003, and 2002	F-4
Combined Statements of Parent’s Net Investment for the three months ended March 31, 2005 (unaudited) and the years ended December 31, 2004, 2003 and 2002	F-5
Combined Statements of Cash Flows for the three months ended March 31, 2005 and 2004 (unaudited) and the years ended December 31, 2004, 2003 and 2002	F-6
Notes to Combined Financial Statements	F-7
Schedule II — Valuation and Qualifying Accounts	F-30

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors
Dean Foods Company
Dallas, Texas
          We have audited the accompanying combined balance sheets of TreeHouse Foods, Inc. (the “Company”) as of December 31, 2004 and 2003 and the related combined statements of income, Parent’s net investment and cash flows for each of the three years in the period ended December 31, 2004. Our audits also included the financial statement schedule listed in the Index to Combined Financial Statements and Schedule at page F-1. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.
          We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
          The accompanying combined financial statements were prepared to present the assets and liabilities and related results of operations and cash flows of the Company, which is to be spun off to Dean Foods Company’s stockholders as described in Note 1 to the combined financial statements, and may not be indicative of the conditions that would have existed or the results of operations and cash flows if the Company had operated as a stand-alone company during the periods presented.
          In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of TreeHouse Foods, Inc. as of December 31, 2004 and 2003 and the results of its operations and cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the financial statement schedule, when considered in relation to the basic combined financial statements taken as a whole, presents fairly in all material respects, the information set forth herein.
          As discussed in Note 2 to the combined financial statements, in 2002 the Company changed its method of accounting for goodwill and other intangible assets to conform to Statement of Financial Accounting Standards No. 142.

DELOITTE & TOUCHE LLP
Dallas, Texas
March 23, 2005

TREEHOUSE FOODS, INC.
COMBINED BALANCE SHEETS
(In thousands)

		December 31
	March 31,
	2005	2004	2003

	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$87	$165	$1,105
Receivables, net of allowance for doubtful accounts of $195, $130 and $1,000	30,139	30,411	29,175
Inventories	105,240	115,294	132,662
Deferred income taxes	6,715	6,642	4,326
Prepaid expenses and other current assets	1,718	1,327	3,763
Assets of discontinued operations	2,406	5,944	25,638

Total current assets	146,305	159,783	196,669
Property, plant and equipment	125,381	125,246	116,112
Goodwill	308,695	308,695	308,695
Identifiable intangible and other assets	38,617	39,198	39,096

Total	$618,998	$632,922	$660,572

LIABILITIES AND PARENT’S NET INVESTMENT
Current liabilities:
Accounts payable and accrued expenses	$57,336	$55,280	$56,116
Current portion of long-term debt	219	215	4,035
Liabilities of discontinued operations	648	1,431	4,263

Total current liabilities	58,203	56,926	64,414
Long-term debt	28,641	28,296	21,170
Deferred income taxes	35,031	32,407	22,286
Other long-term liabilities	20,970	20,538	23,509
Commitments and contingencies (Note 14)		—	—

Parent’s net investment	478,615	497,217	530,359
Accumulated other comprehensive income	(2,462)	(2,462)	(1,166)

Total parent’s net investment	476,153	494,755	529,193

Total	$618,998	$632,922	$660,572

See Notes to Combined Financial Statements

TREEHOUSE FOODS, INC.
COMBINED STATEMENTS OF INCOME
(In thousands)

	Three Months Ended
	March 31		Year Ended December 31

	2005	2004	2004	2003	2002

	(unaudited)
Net sales	$166,375	$165,576	$694,619	$696,134	$683,819
Cost of sales	128,531	125,979	537,970	517,896	503,242

Gross profit	37,844	39,597	156,649	178,238	180,577
Operating costs and expenses:
Selling and distribution	14,105	14,858	61,484	57,136	58,385
General and administrative	3,721	2,890	11,020	11,719	12,611
Management fee paid to Parent	1,470	1,575	11,100	5,400	3,600
Amortization of intangibles	414	336	1,477	1,344	1,551

Total operating costs and expenses	19,710	19,659	85,081	75,599	76,147

Operating income	18,134	19,938	71,568	102,639	104,430
Other expense:
Interest expense, net	193	179	710	750	831
Other (income) expense, net	(61)	(11)	116	—	117

Total other expense	132	168	826	750	948

Income from continuing operations before income taxes	18,002	19,770	70,742	101,889	103,482
Income taxes	6,620	7,285	26,071	38,025	38,885

Income from continuing operations	11,382	12,485	44,671	63,864	64,597
(Loss) income from discontinued operations, net of tax	(339)	331	(9,595)	3,894	3,876

Income before cumulative effect of accounting change	11,043	12,816	35,076	67,758	68,473
Cumulative effect of accounting change, net of tax	—	—	—	—	(23,464)

Net income	$11,043	$12,816	$35,076	$67,758	$45,009

See Notes to Combined Financial Statements

TREEHOUSE FOODS, INC.
COMBINED STATEMENTS OF PARENT’S NET INVESTMENT
(In thousands)

		Accumulated
		Other
		Comprehensive	Total
	Parent’s Net	Income	Parent’s Net	Comprehensive
	Investment	(Loss)	Investment	Income

Balance January 1, 2002	$561,164	$—	$561,164
Net Income	45,009	—	45,009	$45,009
Net cash activity with Parent	(76,449)	—	(76,449)	—
Non-cash activity with Parent	(12,520)	—	(12,520)	—
Other Comprehensive Income:
Minimum pension liability adjustment	—	—	—	—

Comprehensive Income				$45,009

Balance December 31, 2002	517,204	—	517,204
Net Income	67,758	—	67,758	$67,758
Net cash activity with Parent	(41,926)	—	(41,926)	—
Non-cash activity with Parent	(12,677)	—	(12,677)	—
Other Comprehensive Income:
Minimum pension liability adjustment	—	(1,166)	(1,166)	(1,166)

Comprehensive Income				$66,592

Balance December 31, 2003	530,359	(1,166)	529,193
Net Income	35,076	—	35,076	$35,076
Net cash activity with Parent	(65,909)	—	(65,909)	—
Non-cash activity with Parent	(2,309)	—	(2,309)	—
Other Comprehensive Income:
Minimum pension liability adjustment	—	(1,296)	(1,296)	(1,296)

Comprehensive Income				$33,780

Balance December 31, 2004	497,217	(2,462)	494,755
Net Income (unaudited)	11,043	—	11,043	$11,043
Net cash activity with Parent (unaudited)	(29,024)	—	(29,024)	—
Non-cash activity with Parent (unaudited)	(621)	—	(621)	—

Comprehensive Income (unaudited)	—	—	—	$11,043

Balance March 31, 2005 (unaudited)	$478,615	$(2,462)	$476,153

See Notes to Combined Financial Statements

TREEHOUSE FOODS, INC.
COMBINED STATEMENTS OF CASH FLOWS
(In thousands)

	Three Months Ended
	March 31		Year Ended December 31

	2005	2004	2004	2003	2002

	(unaudited)
Cash flows from operating activities:
Net income	$11,043	$12,816	$35,076	$67,758	$45,009
(Income) loss from discontinued operations	339	(331)	9,595	(3,894)	(3,876)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	4,131	4,071	14,863	14,032	14,517
Loss on disposition of assets	—	23	278	131	35
Deferred income taxes	2,551	3,258	7,805	7,411	1,022
Cumulative effect of accounting change	—	—	—	—	23,464
Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable	272	(3,849)	(1,236)	1,216	5,900
Inventories	10,054	14,173	17,368	(3,438)	(4,522)
Prepaid expenses and other assets	(1,654)	(1,331)	835	114	(845)
Accounts payable, accrued expenses and other	2,488	(524)	(1,106)	(14,404)	2,730

Net cash provided by continued operations	29,224	28,306	83,478	68,926	83,434
Net cash provided by (used in) discontinued operations	2,416	4,076	7,713	(838)	1,715

Net cash provided by operating activities	31,640	32,382	91,191	68,088	85,149
Cash flows from investing activities:
Additions to property, plant and equipment	(2,626)	(4,879)	(21,990)	(17,101)	(10,404)
Cash outflows for acquisitions	—	—	—	(12,576)	—
Net proceeds from divestiture	—	—	—	—	1,373
Proceeds from sale of property, plant and equipment	—	19	—	701	272

Net cash used in continuing operations	(2,626)	(4,860)	(21,990)	(28,976)	(8,759)
Net cash used in discontinued operations	—	(490)	(732)	646	—

Net cash used in investing activities	(2,626)	(5,350)	(22,722)	(28,330)	(8,759)
Cash flows from financing activities:
Repayment of debt	(68)	(3,834)	(3,500)	(302)	(302)
Net cash activity with Parent	(29,024)	(23,295)	(65,909)	(41,926)	(76,449)

Net cash used in financing activities	(29,092)	(27,129)	(69,409)	(42,228)	(76,751)

Net decrease in cash and cash equivalents	(78)	(97)	(940)	(2,470)	(361)
Cash and cash equivalents, beginning of period	165	1,105	1,105	3,575	3,936

Cash and cash equivalents, end of period	$87	$1,008	$165	$1,105	$3,575

See Notes to Combined Financial Statements

TREEHOUSE FOODS, INC.
NOTES TO COMBINED FINANCIAL STATEMENTS
Three Months Ended March 31, 2005 and 2004 (unaudited) and
the Years Ended December 31, 2004, 2003 and 2002
1.     BASIS OF PRESENTATION
          TreeHouse Foods, Inc. is currently a wholly-owned indirect subsidiary of Dean Foods Company (“Dean Foods”). TreeHouse was formed on January 25, 2005 in order to accomplish the spin-off, via stock dividend (the “Distribution”), to Dean Foods’ stockholders of Dean Foods’ Specialty Foods Group segment, in addition to the Mocha Mix®, Second Nature® and foodservice salad dressings businesses currently conducted by other segments within Dean Foods.
          TreeHouse has never conducted operations. Dean Foods intends to transfer the assets and liabilities of its Specialty Foods Group segment, in addition to the Mocha Mix®, Second Nature® and foodservice salad dressings businesses currently conducted by other businesses owned by Dean Foods (collectively, the “transferred businesses”) to TreeHouse immediately prior to the Distribution.
          The accompanying Combined Financial Statements were prepared solely for the purpose of accomplishing the Distribution.
          All of the historical assets, liabilities, sales, expenses, income, cash flows, products, businesses and activities referred to as “ours” in the accompanying Combined Financial Statements and in these Notes are in fact the historical assets, liabilities, sales, expenses, income, cash flows, products, businesses and activities of the transferred businesses. References in the accompanying Combined Financial Statements and in these Notes to the “Refrigerated Products” businesses means the Mocha Mix®, Second Nature® and foodservice salad dressings businesses included within the transferred businesses. All references in the accompanying Combined Financial Statements and in these Notes to “TreeHouse,” “we,” “our” and “us” mean TreeHouse Foods, Inc. as if the transferred businesses had already been transferred, unless the context otherwise requires.
          The accompanying Combined Financial Statements have been prepared using Dean Foods’ historical basis in the assets and liabilities of the transferred businesses, as well as Dean Foods’ historical results of operations and cash flows derived from the assets and liabilities of the transferred businesses. Additionally, the Combined Financial Statements reflect the following:

Acquisition of Dean Foods Company — On December 21, 2001, Dean Foods, formerly Suiza Foods Corporation, acquired the former Dean Foods Company (“Legacy Dean”). At the same time, Suiza Foods Corporation changed its name to Dean Foods Company. Dean Foods’ current Specialty Foods Group segment was a part of Legacy Dean. At the time of the acquisition, Specialty Foods Group’s assets and liabilities were revalued to fair value. The related purchase accounting adjustments, including goodwill, have been “pushed down” and are reflected in our Combined Balance Sheets at December 31, 2004 and 2003.

Refrigerated Products — The Refrigerated Products businesses are currently integrated within other segments of Dean Foods. As a result, accounts receivable are billed and recorded and accounts payable and accrued expenses are recorded and paid centrally by those segments, and are commingled with the accounts receivable, accounts payable and accrued expenses of such segments, which are unrelated to the Refrigerated Products businesses, and cannot be segregated. As such, our Combined Financial Statements do not include the accounts receivable, accounts payable, and accrued expenses related to the Refrigerated Products businesses. Prior to the Distribution, Dean Foods intends to segregate the assets and liabilities related to the Refrigerated Products businesses and transfer them to us at the time of the Distribution.

The Refrigerated Products are currently manufactured within several facilities operated by other segments of Dean Foods which also manufacture other products unrelated to the

TREEHOUSE FOODS, INC.
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Refrigerated Products businesses. Product costs are charged to the Refrigerated Products businesses based on the direct materials, direct processing costs and allocated indirect labor, benefits and other processing and facility costs applicable to our products on a shared services basis. As a result, our Combined Statements of Income reflect the fully absorbed costs for these products, along with allocated distribution, commission and administrative costs based on the volumes of products sold, including Refrigerated Products.

In connection with the Distribution, Dean Foods intends to consolidate the Refrigerated Products manufacturing activities into a leased facility in City of Industry, California, and transfer the facility to us. The manufacturing assets have an estimated net book value of $3.0 million and are not reflected in our Combined Balance Sheets.

Management Fee Paid to Dean Foods — Dean Foods provides us with certain administrative services such as tax, treasury, human resources, risk management, legal, information technology, internal audit, accounting and reporting in return for a management fee. The management fee is based on budgeted annual expenses for Dean Foods’ corporate headquarters and is allocated among Dean Foods’ segments. In addition, the 2004 management fee included a $4.8 million allocation for transaction-related expenses. Dean Foods charged us management fees of $11.1 million, $5.4 million and $3.6 million in 2004, 2003 and 2002 and $1.5 million and $1.6 million for the three months ended March 31, 2005 and 2004 (unaudited), respectively. The management fee is reflected in our Combined Financial Statements.

Cash Management — Dean Foods uses a centralized approach to cash management and financing of our operations. Our cash is available for use and is regularly “swept” by Dean Foods at its discretion. Dean Foods also funds our operating and investing activities as needed. Our transfers of cash both to and from Dean Foods’ cash management system are reflected as a component of equity on our Combined Balance Sheets within “Parent’s net investment.” Beginning in October 2003, we began participating in Dean Foods’ receivables-backed facility pursuant to which we sell certain accounts receivable balances to a special purpose entity controlled by Dean Foods. The special purpose entity transfers the receivables to third-party asset-backed commercial paper conduits sponsored by major financial institutions. The assets and liabilities of the special purpose entity are fully reflected on our Combined Balance Sheet and the securitization is treated as a borrowing for accounting purposes. Dean Foods does not allocate the interest expense related to the receivables-backed facility or other financing obligations to its segments, except for specific borrowings for industrial revenue bonds. Therefore, the interest expense reflected in the historical Combined Statements of Income relates only to our capital lease and industrial revenue bond obligations. Prior to the Distribution, we will cease to participate in Dean Foods’ receivables-backed facility. See Note 9 for additional information about our debt obligations.

Pension, Profit Sharing and Postretirement Benefits — Our employees and retirees participate in various pension, profit sharing and other postretirement benefit plans sponsored by Dean Foods. Employee benefit plan obligations and expenses included in our Combined Financial Statements are determined based on plan assumptions, employee demographic data, claims and payments developed by Dean Foods. The costs and obligations for these employee benefit programs are included in our results of operations. We will separate assets and liabilities related to our employees and retirees into our own pension, profit sharing and other post retirement benefit plans from the Dean Foods plans at the date of Distribution. See Notes 11 and 12 for additional information about our pension, profit sharing and postretirement benefits plans.

Stock-Based Compensation Plans — Certain of our employees participate in stock-based compensation plans sponsored by Dean Foods that are settled in Dean Foods common stock. The

TREEHOUSE FOODS, INC.
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Combined Statements of Income reflect the compensation expense related to grants of stock units made under such plans. No expense has been recognized in the historical financial statements related to stock option grants. Under the plan agreements, the unvested stock options and stock units held by our employees will vest at the time of the Distribution. As such, additional compensation expense of approximately $125,000 will be recognized at the time of the Distribution related to the deferred compensation expense for the stock units held by our employees. It is our intent to adopt our own stock-based compensation plans following the Distribution. See Notes 2 and 10 for additional information about our stock-based compensation plans.

Insurance Costs — We participate in Dean Foods’ insurance programs related to property and casualty risks, employee health care, workers’ compensation claims and other casualty losses. Potential losses under these insurance programs are covered under insurance programs with third-party carriers, which include a self-insured portion with stop-loss coverages on an individual claim and aggregate basis. Dean Foods charged us insurance-related costs of $13.2 million, $11.2 million and $10.8 million in 2004, 2003 and 2002 and $3.3 million and $3.5 million for the three months ended March 31, 2005 and 2004 (unaudited), respectively. These charges are based on Dean Foods’ claims experience and other direct expenses incurred by us, along with an allocation of premium costs. Insurance liabilities in our Combined Balance Sheets are determined based on our specific claims experience using loss development factors developed by Dean Foods in consultation with external insurance brokers and actuaries. We have insurance liabilities of $6.0 million, $5.7 million and $5.0 million at March 31, 2005, December 31, 2004 and 2003, respectively. See Note 15 for additional information regarding commitments and contingencies.
          Assets and liabilities included in our Combined Balance Sheets may not reflect the assets and liabilities ultimately transferred to us upon Distribution. We believe the assumptions underlying our Combined Financial Statements are reasonable. However, the allocation methodology followed in preparing our Combined Financial Statements may not necessarily reflect our financial position, results of operations or cash flows in the future, or what our results of operations, cash flows or financial position would have been had we operated as a separate stand-alone legal entity. We have eliminated all significant intercompany balances and transactions within TreeHouse. Sales to other Dean Foods segments, which are not material in the historical periods, have not been eliminated.
2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
          Use of Estimates — The preparation of our Combined Financial Statements in conformity with generally accepted accounting principles (“GAAP”) requires us to use our judgment to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the Combined Financial Statements and the reported amounts of net sales and expenses during the reporting period. Actual results could differ from these estimates under different assumptions or conditions.
          Cash Equivalents — We consider temporary cash investments with an original maturity of three months or less to be cash equivalents.
          Inventories — Inventories are stated at the lower of cost or market. Pickle inventories are valued using the last-in, first-out (“LIFO”) method. All of our other inventory is valued on the first-in, first-out method. The costs of finished goods inventories include raw materials, direct labor and indirect production and overhead costs.
          Property, Plant and Equipment — Property, plant and equipment are stated at acquisition cost, plus capitalized interest on borrowings during the actual construction period of major capital projects.

TREEHOUSE FOODS, INC.
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of the assets, as follows:

Asset	Useful Life

Buildings and improvements	7 to 40 years
Machinery and equipment	3 to 20 years
          We perform impairment tests when circumstances indicate that the carrying value may not be recoverable. Capitalized leases are amortized over the shorter of their lease term or their estimated useful lives. Expenditures for repairs and maintenance, which do not improve or extend the life of the assets are expensed as incurred.
          Intangible and Other Assets — Identifiable intangible assets are amortized over their related estimated useful lives as follows:

Asset	Useful Life

Customer relationships	Straight-line method over 7 to 15 years
Trademarks/trade names	Straight-line method over 5 years
Noncompetition agreements	Straight-line method over the terms of the agreements
          Effective January 1, 2002, in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 142, goodwill and other intangible assets determined to have indefinite useful lives are no longer amortized. Instead, we now conduct impairment tests on our goodwill, trademarks and other intangible assets with indefinite lives annually and when circumstances indicate that the carrying value may not be recoverable. To determine whether an impairment exists, we use present value techniques.
          Stock-Based Compensation — Certain of our employees participate in employee stock-based compensation plans sponsored by Dean Foods. Dean Foods has elected to follow Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations in accounting for stock options. No compensation expense has been recognized as the stock options were granted at exercise prices that were at or above market value at the grant date. Compensation expense for grants of stock units is recognized over the vesting period. See Note 10 for more information about our employees’ participation in the Dean Foods stock option and stock unit plans. If compensation expense had been determined for stock option grants using fair value methods provided for in SFAS No. 123,

TREEHOUSE FOODS, INC.
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
“Accounting for Stock-Based Compensation,” our pro forma net income would have been the amounts indicated below (in thousands, except share data):

	Three Months Ended
	March 31		Year Ended December 31

	2005	2004	2004	2003	2002

	(unaudited)
Net income, as reported	$11,043	$12,816	$35,076	$67,758	$45,009
Add: Stock-based compensation expense included in reported net income, net of tax	13	15	58	—	—
Less: Stock-based compensation expense determined under fair value-based methods for all awards, net of tax	(170)	(340)	(1,352)	(1,087)	(673)

Pro forma net income	$10,886	$12,491	$33,782	$66,671	$44,336

Stock option share data:
Stock options granted during period	—	85,000	85,000	126,205	226,500
Weighted average option fair value	$—	$9.47	$9.47	$11.49	$9.89
          The fair value of each stock option grant is calculated using the Black-Scholes option pricing model, with the following assumptions:

	Three Months Ended
	March 31		Year Ended December 31

	2005	2004	2004	2003	2002

	(unaudited)
Expected volatility	—	25%	25%	38%	38%
Expected dividend yield	—	0%	0%	0%	0%
Expected option term	—	5 years	5 years	7 years	7 years
Risk-free rate of return	—	2.98%	2.98%	3.64%	4.64 - 4.87%
          No Dean Foods stock options were granted to our employees during the three months ended March 31, 2005.
          Sales Recognition and Accounts Receivable — Sales are recognized when persuasive evidence of an arrangement exists, the price is fixed or determinable, the product has been shipped to the customer and there is a reasonable assurance of collection of the sales proceeds. In accordance with Emerging Issues Task Force (“EITF”) 01-09, “Accounting for Consideration Given by a Vendor to a Customer,” sales are reduced by certain sales incentives, some of which are recorded by estimating expense based on our historical experience. We provide credit terms to customers generally ranging up to 30 days, perform ongoing credit evaluation of our customers and maintain allowances for potential credit losses based on historical experience. Estimated product returns, which have not been material in the historical periods, are deducted from sales at the time of shipment.
          Shipping and Handling Fees — Our shipping and handling costs are included in both cost of sales and selling and distribution expense, depending on the nature of the costs. Shipping and handling costs included in cost of sales reflect inventory warehouse costs, product loading and handling costs and costs associated with transporting finished products from our manufacturing facilities to our own distribution warehouses. Shipping and handling costs included in selling and distribution expense consist primarily of the costs of shipping products to customers using third-party carriers. Shipping and handling costs that were recorded as a component of selling and distribution expense were approximately $29.5 million,

TREEHOUSE FOODS, INC.
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
$25.6 million and $23.2 million in 2004, 2003 and 2002 and $7.0 million and $6.7 million for three months ended March 31, 2005 and 2004 (unaudited), respectively.
          Income Taxes — We are included in Dean Foods’ consolidated income tax returns and we do not file separate federal tax returns. Our income taxes have been determined and recorded in our Combined Financial Statements as if we were filing a separate return for federal income tax purposes. Deferred income taxes are provided for temporary differences between amounts recorded in the Combined Financial Statements and tax bases of assets and liabilities using current tax rates. Deferred tax assets, including the benefit of net operating loss carry-forwards, are evaluated based on the guidelines for realization and are reduced by a valuation allowance if deemed necessary. Taxes currently payable as well as current and prior period income tax payments and settlements are cleared directly with Dean Foods and, as a result, amounts related to us are included in Parent’s net investment in our Combined Balance Sheets.
          Advertising Expense — We sell primarily to private label and foodservice customers. Therefore, our third-party advertising expense is not material and we have no prepaid advertising expense at December 31, 2004 and 2003.
          Interim Financial Information (unaudited) — The financial information as of March 31, 2005 and for the three month periods ended March 31, 2005 and 2004 is unaudited, but includes all adjustments, consisting only of normal and recurring accruals, that management considers necessary for a fair presentation of its combined results of operations, financial position and cash flows. Results for the three month period ended March 31, 2005 are not necessarily indicative of results to be expected for the full fiscal year 2005 or any other future period.
          Recently Adopted Accounting Pronouncements — In December 2003, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 132 (revised 2003), “Employers’ Disclosures about Pensions and Other Postretirement Benefits” in an attempt to improve financial statement disclosures regarding defined benefit plans. This standard requires that companies provide more details about their plan assets, benefit obligations, cash flows, benefit costs and other relevant information. In addition to expanded annual disclosures, we are required to report the various elements of pension and other postretirement benefit costs on a quarterly basis. SFAS No. 132 (revised 2003) is effective for fiscal years ending after December 15, 2003, and for quarters beginning after December 15, 2003. The expanded disclosure requirements are included in Notes 11 and 12.
          On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Act”) was signed into law. The Act introduces a prescription drug benefit under Medicare Part D, as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. In April 2004, the FASB issued Staff Position (“FSP”) No. SFAS 106-2 to address the accounting and disclosure requirements related to the Act. The FSP is effective for interim or annual periods beginning after September 15, 2004. As substantially all of our postretirement benefits terminate at age 65, the FSP did not have material effect on our Combined Financial Statements.
          Recently Issued Accounting Pronouncements — The FASB issued SFAS No. 123(R), “Share-Based Payment” in December 2004. It will require the cost of employee compensation paid with equity instruments to be measured based on grant-date fair values. That cost will be recognized over the vesting period. SFAS No. 123(R) will become effective for us in the first quarter of 2006. Our pro forma stock option disclosures included in this Note include the effect of Dean Foods stock options issued to our employees by Dean Foods. We intend to adopt stock-based compensation plans following the Distribution.
          In November 2004, the FASB issued SFAS No. 151, “Inventory Costs — an Amendment of ARB No. 43, Chapter 4.” SFAS No. 151, which is effective for inventory costs incurred during years beginning after June 15, 2005, clarifies the accounting for abnormal amounts of idle facility expense,

TREEHOUSE FOODS, INC.
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
freight, handling costs, and wasted material, requiring that those items be recognized as current-period charges. In addition, SFAS No. 151 requires that allocation of fixed production overheads be based on the normal capacity of the production facilities. We do not believe the adoption of this standard will have a material impact on our Combined Financial Statements.
          In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29.” SFAS No. 153 is effective for nonmonetary exchanges occurring in years beginning after June 15, 2005. SFAS No. 153 eliminates the rule in APB No. 29, which excluded from fair value measurement exchanges of similar productive assets. Instead, SFAS No. 153 excludes from fair value measurement exchanges of nonmonetary assets which do not have commercial substance. We do not believe the adoption of this standard will have a material impact on our Combined Financial Statements.
3.     ACQUISITION, DIVESTITURE AND DISCONTINUED OPERATIONS
     Acquisition
          On December 24, 2003, we acquired the Cremora® branded non-dairy powdered creamer business from Eagle Family Foods. Prior to the acquisition, we produced Cremora® creamer for Eagle Family Foods pursuant to a co-packing arrangement, which generated approximately $8.9 million of net sales for us in 2003. Cremora® is our only branded powdered coffee creamer. The Cremora® brand had sales of approximately $15.8 million in the twelve months ended June 30, 2003. We purchased the Cremora® business for a purchase price of approximately $12.6 million, all of which was funded using borrowings under Dean Foods’ senior credit facility. The purchase price was allocated to assets of $13.7 million, including goodwill of $7.6 million and liabilities of $1.1 million.
          The Cremora® acquisition was accounted for using the purchase method of accounting as of the acquisition date and, accordingly, only the results of operations of the acquired company subsequent to the acquisition date are included in our Combined Financial Statements.
     Divestiture
          In 2002, we completed the sale of assets related to a boiled peanut business for net proceeds of approximately $1.4 million.
     Discontinued Operations
          On September 7, 2004, we announced our decision to exit our nutritional beverages business. Our decision to exit this line of business resulted from significant declines in volume, which we believed could not be replaced. In accordance with generally accepted accounting principles, our financial statements reflect our former nutritional beverages business as discontinued operations.
          Net sales and income (loss) before taxes generated by our nutritional beverages business were as follows (in thousands):

	Three Months Ended
	March 31,		Year Ended December 31

	2005	2004	2004	2003	2002

	(unaudited)
Net sales	$—	$10,779	$22,166	$39,398	$34,445
Income (loss) before tax	(543)	530	(15,308)	6,212	6,184
          All intercompany net sales and expenses have been appropriately eliminated in the table above.

TREEHOUSE FOODS, INC.
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
          As part of the discontinuation of the nutritional beverages business, we recorded charges to close our manufacturing facility in Benton Harbor, Michigan. These charges were accounted for in accordance with SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” We expect to incur additional charges after March 31, 2005 of approximately $700,000 in shutdown and other costs. These additional charges are expected to be completed by December 2005. The principal components of the facility closure included (i) workforce reductions as a result of the facility closing; (ii) shutdown costs, including those costs that are necessary to prepare the abandoned facility for closure and resale; (iii) costs incurred after shutdown such as utilities and property taxes; and (iv) write-downs of property, plant and equipment. The impaired property and equipment was written down to its estimated fair value of $1.4 million and held for sale at March 31, 2005 (unaudited).
          Activity with respect to the facility closure costs is summarized below (in thousands):

			Accrued			Accrued
			Charges at			Charges at
			December 31,			March 31,
	Charges	Payments	2004	Charges	Payment	2005

				(unaudited)
Cash charges:
Workforce reduction costs	$1,832	$(392)	$1,440	$389	$(1,142)	$687
Shutdown costs	241	(241)	—	77	(77)	—
Other	333	(329)	4	81	(81)	4

Subtotal	2,406	$(962)	$1,444	$547	$(1,300)	$691

Noncash charges:
Write-down of assets	7,714

Total charges	$10,120

4.     INVENTORIES

	March 31	December 31

	2005	2004	2003

	(unaudited)
	(In thousands)
Raw materials and supplies	$30,537	$34,462	$37,313
Finished goods	79,336	84,787	96,770
LIFO reserve	(4,633)	(3,955)	(1,421)

Total	$105,240	$115,294	$132,662

          Approximately $68.2 million, $88.2 million and $97.6 million of our inventory was accounted for under the LIFO method of accounting at March 31, 2005 (unaudited), December 31, 2004 and December 31, 2003, respectively.

TREEHOUSE FOODS, INC.
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
5.     PROPERTY, PLANT AND EQUIPMENT

	December 31

	2004	2003

	(In thousands)
Land	$3,859	$2,166
Building and improvements	59,922	51,722
Machinery and equipment	89,221	79,963
Construction in progress	8,125	4,793

	161,127	138,644
Less accumulated depreciation and amortization	(35,881)	(22,532)

Total	$125,246	$116,112

6.     INTANGIBLE ASSETS
          The carrying amount of goodwill increased by $7.6 million in the year ended December 31, 2003. There has been no change in the carrying value of goodwill through March 31, 2005
          The gross carrying amount and accumulated amortization of our intangible assets other than goodwill as of March 31, 2005, December 31, 2004 and December 31, 2003 are as follows (in thousands):

	March 31,			December 31

	2005			2004			2003

	Gross		Net	Gross		Net	Gross		Net
	Carrying	Accumulated	Carrying	Carrying	Accumulated	Carrying	Carrying	Accumulated	Carrying
	Amount	Amortization	Amount	Amount	Amortization	Amount	Amount	Amortization	Amount

	(unaudited)
Intangible assets with indefinite lives:
Trademarks	$25,640	$—	$25,640	$25,640	$—	$25,640	$25,640	$—	$25,640
Intangible assets with finite lives:
Customer-related	13,675	(4,416)	9,259	13,675	(4,002)	9,673	11,200	(2,580)	8,620

Total other intangible	$39,315	$(4,416)	$34,899	$39,315	$(4,002)	$35,313	$36,840	$(2,580)	$34,260

          Amortization expense on intangible assets was $414,000, $336,000, $1.4 million and $1.3 million in the three months ended March 31, 2005 and 2004 (unaudited), and the years ended December 31, 2004 and 2003, respectively. Estimated aggregate intangible asset amortization expense for the next five years is as follows:

2006	$1.7 million
2007	1.5 million
2008	1.5 million
2009	1.5 million
2010	1.2 million
          Our goodwill and intangible assets have resulted primarily from acquisitions and our acquisition by Dean Foods. Upon acquisition, the purchase price is first allocated to identifiable assets and liabilities, including trademarks and customer-related intangible assets, with any remaining purchase price recorded as goodwill. Goodwill and trademarks with indefinite lives are not amortized.

TREEHOUSE FOODS, INC.
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
          A trademark is recorded with an indefinite life if it has sufficient market share and a history of strong sales and cash flow performance that we expect to continue for the foreseeable future. If these perpetual trademark criteria are not met, the trademarks are amortized over their expected useful lives. Determining the expected life of a trademark is based on a number of factors including the competitive environment, market share, trademark history and anticipated future trademark support.
          In accordance with SFAS No. 142, we conduct impairment tests of goodwill and intangible assets with indefinite lives annually in the fourth quarter or when circumstances arise that indicate a possible impairment might exist. If the fair value of an evaluated asset is less than its book value, the asset is written down to fair value based on its discounted future cash flows. Our 2004 and 2003 annual impairment tests of both goodwill and intangibles with indefinite lives indicated no impairments. Upon adoption of SFAS No. 142 in 2002, we recognized an impairment of $23.5 million, net of tax, related to our Mocha Mix® trademark. The impairment was recorded in the first quarter of 2002 as a cumulative effect of an accounting change.
          Amortizable intangible assets are only evaluated for impairment upon a significant change in the operating environment. If an evaluation of the undiscounted cash flows indicates impairment, the asset is written down to its estimated fair value, which is based on discounted future cash flows.
7.     ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31

	2004	2003

	(In thousands)
Accounts payable	$35,963	$32,324
Accrued payroll and benefits	4,880	9,835
Health insurance, workers’ compensation and other insurance costs	3,240	2,612
Other accrued expenses	11,197	11,345

Total	$55,280	$56,116

8.     INCOME TAXES
          The following table presents the 2004, 2003 and 2002 provisions for income taxes.

	Year Ended December 31

	2004(1)	2003(1)	2002(1)(2)

	(In thousands)
Current taxes expense:
Federal	$16,670	$27,921	$34,880
State	810	1,999	2,983
Deferred income tax expense	8,591	8,105	1,022

Total	$26,071	$38,025	$38,885

(1)	Excludes ($5.4) million, $2.3 million and $2.3 million of income tax (benefit) expense related to discontinued operations in 2004, 2003 and 2002, respectively.

(2)	Excludes a $13.9 million income tax benefit related to cumulative effect of accounting change.

TREEHOUSE FOODS, INC.
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
          The following is a reconciliation of income taxes computed at the U.S. federal statutory tax rate to the income taxes reported in the combined statements of income:

	Year Ended December 31

	2004	2003	2002

	(In thousands)
Tax expense at statutory rate	$24,760	$35,661	$36,219
State income taxes	1,311	2,364	2,666

Total	$26,071	$38,025	$38,885

          The tax effects of temporary differences giving rise to deferred income tax assets and liabilities were:

	December 31

	2004	2003

	(In thousands)
Deferred income tax assets:
Accrued liabilities	$16,754	$17,658
State and foreign tax credits	291	291
Other	3,489	993

	20,534	18,942
Deferred income tax liabilities:
Asset valuation reserves	$(6,616)	$(6,395)
Depreciation and amortization	(39,683)	(30,507)

	(46,299)	(36,902)

Net deferred income tax liability	$(25,765)	$(17,960)

          These net deferred income tax assets (liabilities) are classified in our combined balance sheets as follows:

	December 31

	2004	2003

	(In thousands)
Current assets	$6,642	$4,326
Noncurrent liabilities	(32,407)	(22,286)

Total	$(25,765)	$(17,960)

          No valuation allowance has been provided on deferred tax assets as management believes it is more likely than not that the deferred income tax assets will be fully recoverable.

TREEHOUSE FOODS, INC.
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
9.     LONG-TERM DEBT

			December 31

	March 31, 2005		2004		2003

	Amount	Interest	Amount	Interest	Amount	Interest
	Outstanding	Rate	Outstanding	Rate	Outstanding	Rate

	(unaudited)
	(In thousands)
Receivables-backed facility	$22,400	3.38%	$21,983	2.83%	$15,014	1.84%
Industrial development revenue bonds	—		—		3,500	1.40
Capital lease obligations and other	6,460		6,528		6,691

	28,860		28,511		25,205
Less current portion	(219)		(215)		(4,035)

Total	$28,641		$28,296		$21,170

          Receivables-Backed Facility — In 2003, we began participating in Dean Foods’ receivables-backed facility. We sell our accounts receivable to a wholly-owned special purpose entity controlled by Dean Foods that is intended to be bankruptcy-remote. The special purpose entity transfers the receivables to third-party asset-backed commercial paper conduits sponsored by major financial institutions. The assets and liabilities of the special purpose entity are fully reflected in our Combined Balance Sheets, and the securitization is treated as a borrowing for accounting purposes. The receivables-backed facility bears interest at a variable rate based on the commercial paper yield, as defined in the agreement. Dean Foods does not allocate interest related to the receivables-backed facility to its segments. Therefore, no interest costs related to this facility have been reflected in the Combined Income Statements. Prior to the Distribution, we will cease to participate in Dean Foods’ receivables-backed facility, and we will have no obligations under this facility at the time of the distribution.
          Industrial Development Revenue Bonds — At December 31, 2003, our obligations under industrial development revenue bonds was $3.5 million. This bond was secured by irrevocable letters of credit issued by financial institutions, along with a first mortgage on the related real property and equipment. This bond was retired in the first quarter of 2004.
          Capital Lease Obligations and Other — Capital lease obligations and other includes a promissory note for the purchase of property, plant, and equipment and capital lease obligations. The promissory note payable is payable in monthly installments of principal and interest. Capital lease obligations represent machinery and equipment financing obligations, which are payable in monthly installments of principal and interest and are collateralized by the related assets financed.
10.     STOCK-BASED COMPENSATION
          Certain of our employees participate in Dean Foods’ stock-based compensation plans. At the date of the Distribution, all unvested stock options and stock units held by our employees will vest and our employees will have 60 days to exercise their Dean Foods stock options.

TREEHOUSE FOODS, INC.
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
          The following table summarizes the status of our participation in Dean Foods’ stock option compensation programs:

		Weighted Average
	Options	Exercise Price

Outstanding at January 1, 2002.	747,050	$14.97
Granted(1)	226,500	20.40
Cancelled	(122,568)	14.26
Exercised	(350,579)	14.46

Outstanding at December 31, 2002	500,403	18.24
Granted(1)	126,205	24.79
Cancelled	(6,000)	21.46
Exercised	(140,170)	17.25

Outstanding at December 31, 2003	480,438	19.91
Granted(1)	85,000	31.17
Cancelled	(36,500)	21.33
Exercised	(127,179)	19.41

Outstanding at December 31, 2004	401,759	22.32
Cancelled	(2,106)	12.69
Exercised	(46,503)	22.27

Outstanding at March 31, 2005 (unaudited)	353,150	21.16

Exercisable at December 31, 2002	247,653	$16.03
Exercisable at December 31, 2003	231,688	17.78
Exercisable at December 31, 2004	213,509	18.70

(1)	Employee options vest as follows: one-third on the first anniversary of the grant date, one-third on the second anniversary of the grant date, and one-third on the third anniversary of the grant date.
          The following table summarizes information about options issued to our employees outstanding and exercisable at December 31, 2004:

	Options Outstanding
				Options Exercisable
		Weighted-Average
Range of	Number	Remaining	Weighted-Average	Number	Weighted-Average
Exercise Prices	Outstanding	Contractual Life	Exercise Price	Exercisable	Exercise Price

$10.14 to $12.47	4,596	1.12	$10.82	4,596	$11.17
$14.07 to $14.07	49,136	5.41	14.25	49,136	14.07
$16.54 to $16.84	36,424	4.22	18.14	36,424	16.57
$20.35 to $20.35	134,000	7.04	20.35	83,750	20.35
$21.91 to $21.91	13,478	3.41	23.48	13,478	21.91
$24.41 to $24.79	80,875	8.01	24.79	26,125	24.78
$31.17 to $31.17	83,250	9.03	31.00	—	31.17
          Dean Foods issued stock units to certain of our employees in 2004. Each stock unit represents the right to receive one share of common stock in the future. Stock units have no exercise price. Each of our employee’s stock unit grants vests ratably over five years, subject to certain accelerated vesting provisions

TREEHOUSE FOODS, INC.
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
based primarily on Dean Foods’ stock price. The weighted average fair value at grant date was $31.17 per unit. The following table summarizes the status of the stock unit compensation program as it relates to our employees:

Outstanding at December 31, 2003.	—

Stock units issued	15,000
Stock units cancelled	—

Stock units outstanding at December 31, 2004.	15,000
Shares issued upon vesting of stock unit	(1,764)
Stock units cancelled	(1,004)

Stock units outstanding at March 31, 2005 (unaudited)	12,232

Compensation expense recognized in the year ended December 31, 2004 (in thousands)	$94
Compensation expense recognized in the three months ended March 31, 2005 (unaudited) (in thousands)	$21
11.     EMPLOYEE RETIREMENT AND PROFIT SHARING PLANS
          We participate in certain defined benefit and defined contribution retirement plans, including various employee savings and profit sharing plans sponsored by Dean Foods. We contribute, through Dean Foods, to various multiemployer pension plans on behalf of our employees. The information that follows relates to our portion of Dean Foods’ employee retirement and profit sharing plans. At the date of Distribution, the portion of assets and liabilities for these plans related to our employees will be separated from the Dean Foods plans and will become our own separate pension and profit sharing plans.
          During 2004, 2003 and 2002, our retirement and profit sharing plan expenses were as follows:

	Year Ended December 31

	2004	2003	2002

	(In thousands)
Multiemployer pension and certain union plans	$1,065	$909	$909
Defined contribution plans	659	955	837
Defined benefit plans	1,196	1,245	845

Total	$2,920	$3,109	$2,591

          Defined Benefit Plans — When Legacy Dean was acquired by Dean Foods in 2001 the plan covering our nonunion employees was frozen. Our multiemployer and union plans continue to operate under the applicable collective bargaining agreements. The benefits under these defined benefit plans are based on years of service and employee compensation. Dean Foods’ funding policy is to contribute annually the minimum amount required under ERISA regulations.

TREEHOUSE FOODS, INC.
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
          The following table sets forth the funded status of the portion of the Dean Foods defined benefit plan related to our employees recognized in our Combined Balance Sheets:

	December 31

	2004	2003

	(In thousands)
Change in benefit obligation:
Benefit obligation at beginning of year	$26,324	$23,415
Service cost	360	325
Interest cost	1,711	1,340
Plan Amendments	—	1,504
Actuarial loss	3,730	1,811
Benefits paid	(3,686)	(2,071)

Benefit obligation at end of year	28,439	26,324
Change in plan assets:
Fair value of plan assets at beginning of year	12,246	9,569
Actual return on plan assets	3,614	1,559
Employer contribution	3,576	3,189
Benefits paid	(3,686)	(2,071)

Fair value of plan assets at end of year	15,750	12,246

Funded status	(12,689)	(14,078)
Unrecognized prior service cost	1,409	1,504
Unrecognized net loss	5,705	2,860

Net amount recognized	$(5,575)	$(9,714)

Amount recognized in the statement of financial position consists of:
Accrued benefit liability	(10,925)	(13,078)
Intangible asset	1,409	1,504
Accumulated other comprehensive income	3,941	1,860

	$(5,575)	$(9,714)

          A summary of the key actuarial assumptions used to determine benefit obligations as of December 31, 2004 and 2003 follows:

	December 31

	2004	2003

Discount rate	5.75%	6.50%
Expected return on plan assets	8.50%	8.50%
Rate of compensation increase	4.00%	4.00%

TREEHOUSE FOODS, INC.
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
          A summary of the key actuarial assumptions used to determine net periodic benefit cost for the years ended December 31, 2004, 2003 and 2002 follows:

	Year Ended December 31

	2004	2003	2002

Discount rate	6.50%	6.75%	6.75%
Expected return on plan assets	8.50%	8.50%	9.00%
Rate of compensation increase	4.00%	4.00%	5.00%

	Three Months
	Ended March 31		Year Ended December 31

	2005	2004	2004	2003	2002

	(unaudited)
Components of net periodic pension cost (in thousands):
Service cost	$80	$90	$360	$325	$—
Interest cost	399	428	1,711	1,340	1,504
Expected return on plan assets	(312)	(274)	(1,095)	(706)	(1,166)
Amortization of prior service cost	21	20	80	—	—
Amortization of unrecognized net loss	40	3	13	53	—
Effect of settlement	37	32	127	233	507

Net periodic benefit cost	$265	$299	$1,196	$1,245	$845

          The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plan with accumulated benefit obligations in excess of plan assets were $28.4 million, $26.7 million and $15.8 million, respectively, as of December 31, 2004 and $26.3 million, $25.3 million and $12.2 million, respectively, as of December 31, 2003.
          Dean Foods manages pension plan assets in a master trust. Upon the Distribution, we will manage the portion of these plan assets related to our employees. We are currently in the process of developing an investment policy. Dean Foods’ current asset mix guidelines target equities at 65-75% of the portfolio and fixed income at 25-35%.
          Dean Foods determines the expected long-term rate of return based on the expectations of future returns for the pension plan investments based on target allocations of the pension plan investments. Additionally, Dean Foods considers the weighted-average return of a capital markets model that was developed by the plan’s investment consultants and historical returns on comparable equity, fixed income and other investments. The resulting weighted average expected long-term rate of return on plan assets is 8.5%.
          The weighted average asset allocations of Dean Foods’ pension plan at December 31, 2004 and 2003 by asset category were generally consistent with the target mix guidelines. Equity securities of the plan did not include any investment in Dean Foods common stock at December 31, 2004 or 2003.

TREEHOUSE FOODS, INC.
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
          We expect to contribute $4.2 million for our portion of the Dean Foods plans for 2005. Estimated pension plan benefit payments for the next ten years is as follows:

2005	$0.7 million
2006	1.7 million
2007	0.9 million
2008	1.0 million
2009	0.6 million
Next five years	7.3 million
          Defined Contribution Plans — Certain of our non-union personnel may elect to participate in savings and profit sharing plans sponsored by Dean Foods. These plans generally provide for salary reduction contributions to the plans on behalf of the participants of between 1% and 20% of a participant’s annual compensation and provide for employer matching and profit sharing contributions as determined by Dean Foods’ Board of Directors.
          Multiemployer Pension and Certain Union Plans — Dean Foods contributes to several multiemployer union pension plans on behalf of our employees. These plans are administered jointly by management and union representatives and cover substantially all full-time and certain part-time union employees who are not covered by other plans. The Multiemployer Pension Plan Amendments Act of 1980 amended ERISA to establish funding requirements and obligations for employers participating in multiemployer plans, principally related to employer withdrawal from or termination of such plans. We could, under certain circumstances, be liable for unfunded vested benefits or other expenses of jointly administered union/management plans. At this time, we have not established any liabilities because withdrawal from these plans is not probable.
12.     POSTRETIREMENT BENEFITS OTHER THAN PENSIONS
          Certain of our employees participate in Dean Foods’ benefit programs, which provide certain health care benefits for retired employees and their eligible dependents. At the date of Distribution, the portion of assets and liabilities for these plans related to our employees will be separated from the Dean Foods plans and will become our separate postretirement benefit plans.

TREEHOUSE FOODS, INC.
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
          The following table sets forth the funded status for the portion of the Dean Foods plan related to our employees recognized in our Combined Balance Sheets:

	December 31

	2004	2003

	(In thousands)
Change in benefit obligation:
Benefit obligation at beginning of year	$1,480	$1,220
Service cost	203	188
Interest cost	82	67
Actuarial loss	47	200
Benefits paid	(353)	(195)

Benefit obligation at end of year	1,459	1,480
Fair value of plan assets at end of year	—	—

Funded status	(1,459)	(1,480)
Unrecognized net loss	634	622

Net amount recognized	$(825)	$(858)

          A summary of the key actuarial assumptions used to determine the benefit obligation as of December 31, 2004 and 2003 follows:

	December 31

	2004	2003

Healthcare inflation:
Initial rate	10.00%	12.00%
Ultimate rate	5.00%	5.00%
Year of ultimate rate achievement	2009	2009
Discount rate	5.75%	6.50%
          The weighted average discount rate used to determine net periodic benefit cost was 6.50%, 6.75% and 6.75% for the years ended December 31, 2004 and 2003 and 2002.

	Three Months
	Ended
	March 31		Year Ended December 31

	2005	2004	2004	2003	2002

	(unaudited)
Components of net periodic benefit cost (in thousands):
Service and interest cost	$73	$71	$285	$255	$356
Amortization of unrecognized net loss	16	9	35	10	—

Net periodic benefit cost	$89	$80	$320	$265	$356

TREEHOUSE FOODS, INC.
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
          Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one percent change in assumed health care cost trend rates would have the following effects:

	1-percentage-	1-percentage-
	point increase	point decrease

	(In thousands)
Effect on total of service and interest cost components	$23	$(20)
Effect on postretirement obligation	108	(98)
          We expect to contribute $61,000 for the portion of the Dean Foods postretirement health care plans related to our employees for 2005. Estimated postretirement health care plan benefit payments for the next ten years is as follows:

2005	$61,000
2006	94,000
2007	96,000
2008	138,000
2009	185,000
Next five years	1.8 million
13.     FACILITY CLOSING AND REORGANIZATION COSTS
          As part of Legacy Dean’s acquisition by Dean Foods, we accrued costs in 2002 pursuant to plans to exit certain activities and operations in order to rationalize production costs and inefficiencies. Under these plans, our facilities in Atkins, Arkansas and Cairo, Georgia were closed. We also shut down two pickle tank yards and relocated production between plants as part of our overall integration and efficiency efforts.
          The principal components of the plans include (i) workforce reductions as a result of facility closings and facility reorganizations; (ii) shutdown costs, including those costs that are necessary to clean and prepare abandoned facilities for closure; and (iii) costs incurred after shutdown such as lease obligations or termination costs, utilities and property taxes after shutdown of the facility.
          Activity with respect to these acquisition liabilities for 2004 and 2003 is summarized below:

	Accrued		Accrued		Accrued		Accrued
	Charges at		Charges at		Charges at		Charges at
	December 31,		December 31,		December 31,		March 31,
	2002	Payments	2003	Payments	2004	Payments	2005

						(unaudited)
	(In thousands)
Workforce reduction costs	$3,754	$(3,754)	$—	$—	$—	$—	$—
Shutdown costs	2,756	(986)	1,770	(233)	1,537	(63)	1,474

Total	$6,510	$(4,740)	$1,770	$(233)	$1,537	$(63)	$1,474

14.     COMMITMENTS AND CONTINGENCIES
          Leases — We lease certain property, plant and equipment used in our operations under both capital and operating lease agreements. Such leases, which are primarily for machinery, equipment and vehicles, have lease terms ranging from 1 to 20 years. Certain of the operating lease agreements require the payment of additional rentals for maintenance, along with additional rentals based on miles driven or units produced. Certain leases require us to guarantee a minimum value of the leased asset at the end of

TREEHOUSE FOODS, INC.
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
the lease. Our maximum exposure under those guarantees is not a material amount. Rent expense, including additional rent, was $7.4 million, $8.3 million and $7.7 million for the years ended December 31, 2004, 2003 and 2002, respectively.
          The composition of capital leases which are reflected as property, plant and equipment in our consolidated balance sheets are as follows:

	December 31

	2004	2003

	(In thousands)
Machinery and equipment	$6,311	$5,618
Less accumulated amortization	(930)	(562)

	$5,381	$5,056

          Purchase Obligations — We have entered into various contracts obligating us to purchase minimum quantities of raw materials used in our production processes including cucumbers and tank yard space. Due to the pressure on available supplies of raw materials and processing space, we entered into these contracts to help source raw ingredients and processing space sufficient to meet our growth and to facilitate our ability to maintain prices consistent with current levels.
          Future minimum payments at March 31, 2005, under non-cancelable capital leases, operating leases and purchase obligations are summarized below (in thousands):

	Capital	Operating	Purchase
	Leases	Leases	Obligations

	(unaudited)
2006	$994	$6,182	$42,584
2007	988	5,624	9,480
2008	970	5,422	9,322
2009	902	5,208	7,484
2010	871	4,233	7,234
Thereafter	10,014	14,775	10,637

Total minimum lease payments	14,739	$41,444	$86,741

Less amount representing interest	(8,279)

Present value of capital lease obligations	$6,460

          Guaranty of Dean Foods’ Obligations Under Its Senior Credit Facility — Certain of Dean Foods’ subsidiaries, including us, are required to guarantee Dean Foods’ indebtedness under its senior credit facility. We have pledged substantially all of our assets (other than our real property and our ownership interests in our subsidiaries) as security for our guaranty. At the time of the Distribution, we will be released from our guarantee of Dean Foods’ senior credit facility.
          Insurance — We participate in Dean Foods insurance programs. We retain selected levels of property and casualty risks, primarily related to employee healthcare, workers’ compensation claims and other casualty losses. Many of these potential losses are covered under conventional insurance programs with third-party carriers with high deductible limits. In other areas, we are self-insured with stop-loss coverages. These deductibles range from $350,000 for medical claims to $2 million for casualty claims. We believe we have established adequate reserves to cover these claims.

TREEHOUSE FOODS, INC.
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
          Litigation, Investigations and Audits — We are party, in the ordinary course of business to certain other claims, litigation, audits and investigations. We believe we have adequate reserves for any liability we may incur in connection with any such currently pending or threatened matter. In our opinion, the settlement of any such currently pending or threatened matter is not expected to have a material adverse impact on our financial position, results of operations or cash flows.
15.     FAIR VALUE OF FINANCIAL INSTRUMENTS
          Pursuant to SFAS No. 107, “Disclosure About Fair Value of Financial Instruments,” we are required to disclose an estimate of the fair value of our financial instruments as of December 31, 2004 and 2003. SFAS No. 107 defines the fair value of financial instruments as the amount at which the instrument could be exchanged in a current transaction between willing parties.
          Due to their near-term maturities, the carrying amounts of accounts receivable and accounts payable are considered equivalent to fair value. In addition, because the interest rates on our debt are variable, its fair value approximates its carrying value.
16.     SEGMENT AND GEOGRAPHIC INFORMATION AND MAJOR CUSTOMERS
          We believe we are the largest manufacturer of pickles and non-dairy powdered creamer in the United States based upon total sales volumes. We also are the leading retail supplier of private label pickles and private label non-dairy powdered creamer in the United States.
          Our pickles segment sells a variety of pickle, relish, sauerkraut and pepper products under customer brands and under our proprietary brands including Farmans®, Nalley’s®, Peter Piper® and Steinfeld™. Branded products are sold to retailers and private label products are sold to retailers, foodservice customers and in bulk to other food processors. The pickles segment also includes shrimp, seafood, tartar, horseradish, chili, sweet and sour sauces and syrups sold to retail grocers in the Eastern, Midwestern and Southeastern United States. These products are sold under the Bennett’s®, Hoffman House® and Roddenberry’s® Northwoods® brand names.
          Our non-dairy powdered creamer segment includes private label powdered creamer and our proprietary Cremora® brand. The majority of our powdered products are sold under customer brands to retailers, distributors and in bulk to other food companies for use as ingredients in their products.
          In addition to powdered coffee creamer, we also sell shortening powders and other high-fat powder formulas used in baking, beverage mixes, gravies and sauces.
          Our aseptic products and other refrigerated products do not qualify as a reportable segment and are included under other food products. Aseptic products are sterilized using a process which allows storage for prolonged periods without refrigeration. We manufacture aseptic cheese sauces and puddings. Our cheese sauces and puddings are sold primarily under private labels to distributors. Our refrigerated products include Mocha Mix®, a non-dairy liquid creamer, Second Nature®, a liquid egg substitute, and salad dressings sold in foodservice channels.
          Prior to December 2004, we also manufactured and distributed certain nutritional beverage products. Our historical financial statements have been restated to reflect the operations related to the nutritional beverage business as discontinued operations.
          The designation of our segments has been made in anticipation of the Distribution. Historically, we have managed operations on a company-wide basis, thereby making determinations as to the allocation of resources in total rather than on a segment-level basis. We have designated our reportable segments based largely on how management views our business and on differences in manufacturing processes

TREEHOUSE FOODS, INC.
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
between product categories. We do not segregate assets between segments for internal reporting. Therefore, asset-related information has been presented in total.
          We evaluate the performance of our segments based on adjusted gross margin. The amounts in the following tables are obtained from reports used by our senior management team and do not include any allocated income taxes, management fees or the LIFO reserve adjustment. There are no significant non-cash items reported in segment profit or loss other than depreciation and amortization.

	Three Months Ended
	March 31		Year Ended December 31

	2005	2004	2004	2003	2002

	(unaudited)
	(In thousands)
Net sales to external customers:
Pickles	$73,206	$79,702	$339,080	$352,622	$356,201
Non-Dairy Powdered Creamer	64,884	58,447	241,494	218,563	199,228
Other	28,285	27,427	114,045	124,949	128,390

Total	$166,375	$165,576	$694,619	$696,134	$683,819

Operating income from continuing operations:
Pickles	$8,927	$13,981	$50,473	$70,412	$72,398
Non-Dairy Powdered Creamer	11,209	9,838	42,136	40,869	36,766
Other	7,931	6,150	23,676	29,919	36,108

Segment Adjusted Gross Margin (1)	28,067	29,969	116,285	141,200	145,272
Other operating expenses	9,933	10,031	44,717	38,561	40,842

Operating income	18,134	19,938	71,568	102,639	104,430
Other (income) expense:
Interest expense	193	179	710	750	831
Other (income) expense, net	(61)	(11)	116	—	117

Combined income from continuing operations before tax	$18,002	$19,770	$70,742	$101,889	$103,482

Depreciation and amortization	$4,131	$4,071	$14,863	$14,032	$14,517
Total Assets	618,998	649,551	632,922	660,572	639,935
Capital expenditures	2,626	4,879	21,990	17,101	10,404

(1)	Amounts represent the gross margin less allocated freight out and commission expense.
          Geographic Information — During 2005 we had foreign sales of approximately 2.6% of combined sales. We primarily export to Canada and Asia.
          Major Customers — Our non-dairy powdered creamer segment had one customer that represented greater than 10% of their 2005 sales. Approximately 11.4% of our combined sales were to that same customer. Our other foods products had two customers that represented greater than 10% of their 2005 sales. Approximately 6.7% and 4.6% of our combined 2005 sales were to those customers.

TREEHOUSE FOODS, INC.
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
17.     QUARTERLY RESULTS OF OPERATIONS (unaudited)
          The following is a summary of our unaudited quarterly results of operations for 2005, 2004 and 2003.

	Quarter

	First	Second	Third	Fourth

	(In thousands)
2005
Net sales	$166,375
Gross profit	37,844
Income from continuing operations before income taxes	18,002
Net income (1)	11,043
2004
Net sales	$165,576	$180,354	$169,203	$179,486
Gross profit	39,597	42,465	35,811	38,776
Income from continuing operations before income taxes	19,770	21,061	16,187	13,724
Net income (2)	12,816	12,648	1,166	8,446
2003
Net sales	$170,706	$178,332	$167,931	$179,165
Gross profit	44,063	46,501	44,869	42,805
Income from continuing operations before income taxes	24,922	26,626	26,797	23,544
Net income (3)	16,172	17,830	18,252	15,504

(1)	Includes loss, net of tax, from discontinued operations of $339,000.

(2)	Includes income (loss), net of tax, from discontinued operations of $331,000, $(605,000), $(9.1 million) and $(250,000) in the first, second, third and fourth quarters, respectively.

(3)	Includes income, net of tax, from discontinued operations of $551,000, $1.1 million, $1.5 million and $746,000 in the first, second, third and fourth quarters, respectively.
18.     RELATED PARTY TRANSACTIONS
          Included in net sales are sales to other Dean Foods’ segments of $3.6 million, $10.7 million and $16.3 million for the years ended December 31, 2004, 2003 and 2002 and $447,000 and $1.8 million in the three months ended March 31, 2005 and 2004 (unaudited), respectively.

SCHEDULE II
TREEHOUSE FOODS, INC.
VALUATION AND QUALIFYING ACCOUNTS
Years Ended December 31, 2004, 2003 and 2002
          Allowance for doubtful accounts deducted from accounts receivable:

	Balance		Write-Off of	Balance
	Beginning	Charged to	Uncollectible	End
	of Year	Income	Accounts	of Year

	(In thousands)
2002	$700	$200	$156	$744
2003	744	348	92	1,000
2004	1,000	818	1,688	130